

2023 ANNUAL REPORT



We're the driving force toward an electrified world and a sustainable future.



Letter to our Shareholders

Sensata once again delivered record annual revenue and strong new business wins in 2023. Despite broader economic challenges and volatile markets, we also maintained our adjusted operating margins through a yearlong focus on pricing and productivity improvement. Finally, we achieved our greenhouse gas emissions intensity target reductions earlier than planned and set new emissions targets reflecting our continued commitment for a more sustainable future.

The bright spot of the year was our Electrification-related growth, with revenue up 50% year-over-year to $700 million. This represents 17% of total revenue, up from less than 3% of total revenues in four years, demonstrating our innovation and response to customer opportunities.

Our vision throughout 2023 and into the future remains clear: to help our customers and business partners safely deliver a cleaner, more efficient, and electrified world.

SENSATA CHIEF EXECUTIVE OFFICER,
JEFFREY J. COTE

NET REVENUE



2021	2022	2023
$3,821M	$4,029M	$4,054M

2023 FINANCIAL RESULTS

In 2023, Sensata reported a record $4.05 billion in revenue, a 0.6% increase from 2022, and a 2% increase on a constant currency basis. Across our business, we continued to innovate and address our customers' needs for mission-critical sensors in large and growing markets.

Despite revenue growth and new business wins in 2023, inflation, foreign currency exchange rates, and end-market mix weighed on operating performance, resulting in an adjusted operating margin of 19.1%, falling short of our projections for the year. Even with that level of adjusted operating margin, adjusted earnings per share rose 6% to $3.61 in 2023, a 14% increase on a constant currency basis. Free cash flow generation was $272 million and adjusted EBITDA grew slightly to $907 million, while cash generation lowered our net leverage ratio to 3.2x at year-end 2023.

Our secure financial position enabled continued capital returns to shareholders in 2023; we repaid $850 million of outstanding debt, we repurchased shares with a cumulative value of $88 million, and we paid dividends of $72 million, each demonstrating confidence in our future financial performance. Altogether, our new capital allocation strategy had positive early results, as our return on invested capital rose 40 basis points to 9.7% in 2023.

FULL ELECTRIFICATION ECOSYSTEM

We offer components and solutions across the complete electrification ecosystem, bringing the innovation, expertise, and scale that empowers our customers to reach their goals.



* Serviceable Addressable Market



EVOLUTION OF OUR STRATEGIC BLUEPRINT: REALIZING OUR POTENTIAL

Due in large part to our strategic focus since 2020, today we are achieving robust commercial success in Electrification, as we expand our capabilities and innovate for our customers. Since 2020, we have recorded more than $1.4 billion in new Electrification business wins and this business has become a key pillar of our growth strategy.

Rising adoption of electric vehicles worldwide remains a large opportunity for Sensata, and we expect our content per vehicle on EVs to outpace Sensata content in combustion engine vehicles. Electrification today is broad and offers us a wealth of large and growing markets, from Electrification components to energy storage systems and industrial power conversion. We continue to expect these combined areas of Electrification to represent ~$2 billion in revenue for Sensata by 2026.

As we achieved greater success in Electrification during 2023, we narrowed our investment focus on Electrification initiatives, which in turn led to the review of strategic alternatives for our INSIGHTS business. While we are confident in INSIGHT's future and believe in its market opportunity, our focus must be to invest where we see the most potential to improve Sensata's financial performance, including lowering our leverage.

SENSATA TECHNOLOGIES FOUNDATION

Since 2017, the Sensata Technologies Foundation has provided financial assistance to nonprofits that promote STEM education for youth in underserved communities, support local community issues, and align with employee interests.

Sensata Technologies provides most of the Foundation's funding, along with contributions from employees, including all Sensata's U.S. Vice Presidents and Strategy Leadership Team.

The Sensata Foundation granted $375,000 to 41 separate organizations to be distributed in 2024, in addition to more than $155,000 given out through the Foundation's other charitable initiatives (including Matching Gifts Program and Emergency Response funding).

In 2023, ~45% of Sensata's U.S. employees dedicated more than 6,550 hours to volunteer with nonprofit organizations. In the U.S., we repeated our Day of Service on May 11 with more than 530 Sensata employees volunteering at 33 nonprofits. Team Sensata's engagement in the communities where we live and work powerfully displays the value of the Foundation and our Company.



2023 REVENUE BY END MARKET



AUTO



**HEAVY VEHICLE &
OFF-ROAD** (HVOR)



AEROSPACE



**INDUSTRIAL
& OTHER**

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE (ESG)

Environmental, Social and Governance (ESG) objectives remain embedded in our Vision, Purpose and Strategy and support sustainable growth over the long term. Our success in lowering Scope 1 and Scope 2 greenhouse gas emissions intensity to our 2026 goal a year early encouraged us to increase our goal to reduce market-based emissions on an absolute basis by 45% from our 2021 baseline by 2030. Lastly, our important work in building an inclusive culture and investing in our talent remains imperative, because retaining a diverse workforce drives the innovation we provide to customers.

LOOKING AHEAD

While our overall end markets are expected to remain volatile in 2024, our strong relationships and the trust we have built with customers as their partner of choice provide a sustainable competitive advantage and position us well to navigate market challenges with our customers.

Assuming that macroeconomic uncertainty continues to diminish, and end-market disruptions abate, we expect our adjusted operating margin to improve during the year to end 2024 above 19% and reach approximately 21% in 2026. We aim to reduce our net leverage ratio to 3.0x by the end of 2024, and ultimately below 2.0x by the end of 2026.

I remain grateful to all our employees whose dedication, technical leadership, and hard work continued to strengthen our relationships with customers over this past year. Your commitment to each other and to our customers is paramount, and this is reflected in our results and our company's bright future in the years ahead.

In closing, I want to thank Paul Vasington, who retired as Chief Financial Officer and Executive Vice President of Sensata last fall after nearly 10 years of service. We are grateful for his many contributions to Sensata over his tenure.

I also appreciate the continuing support and trust of our customers, shareholders, board members, and business partners. We take our responsibility for making our world safer, cleaner, and greener today, tomorrow, and for the generations to come, very seriously, and we could not accomplish this without the collaboration of all our stakeholders.

Jeffrey J. Cote
CHIEF EXECUTIVE OFFICER AND PRESIDENT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-34652

SENSATA TECHNOLOGIES HOLDING PLC

(Exact name of registrant as specified in its charter)

England and Wales	**98-1386780**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

529 Pleasant Street, Attleboro, Massachusetts, 02703, United States
(Address of principal executive offices, including zip code)

+1 **(508) 236 3800**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary Shares - nominal value €0.01 per share	ST	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's ordinary shares held by non-affiliates at June 30, 2023 was approximately $6.8 billion based on the New York Stock Exchange closing price for such shares on that date.

As of February 7, 2024, 150,469,879 ordinary shares were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Report incorporates information from certain portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days of the end of the registrant's fiscal year ended December 31, 2023.

TABLE OF CONTENTS

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Cautionary Statements Concerning Forward-Looking Statements

This Annual Report on Form 10-K (this "Report") includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by terminology such as "may," "will," "could," "should," "expect," "anticipate," "believe," "estimate," "predict," "project," "forecast," "continue," "intend," "plan," "potential," "opportunity," "guidance," and similar terms or phrases. Forward-looking statements involve, among other things, expectations, projections, and assumptions about future financial and operating results, objectives, business and market outlook, trends, priorities, growth, shareholder value, capital expenditures, cash flows, demand for products and services, share repurchases, and Sensata's strategic initiatives, including those relating to acquisitions and dispositions and the impact of such transactions on our strategic and operational plans and financial results. These statements are subject to risks, uncertainties, and other important factors relating to our operations and business environment, and we can give no assurances that these forward-looking statements will prove to be correct.

A wide variety of potential risks, uncertainties, and other factors could materially affect our ability to achieve the results either expressed or implied by these forward-looking statements, including, but not limited to, risks related to public health crises, instability and changes in the global markets, supplier interruption or non-performance, the acquisition or disposition of businesses, adverse conditions or competition in the industries upon which we are dependent, intellectual property, product liability, warranty, and recall claims, market acceptance of new product introductions and product innovations, labor disruptions or increased labor costs, and changes in existing environmental or safety laws, regulations, and programs.

Investors and others should carefully consider the foregoing factors and other uncertainties, risks, and potential events including, but not limited to, those described in *Item 1A: Risk Factors* included elsewhere in this Report and as may be updated from time to time in *Item 1A: Risk Factors* included in our quarterly reports on Form 10-Q or other subsequent filings with the United States ("U.S.") Securities and Exchange Commission (the "SEC"). All such forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update these statements other than as required by law.

ITEM 1. BUSINESS

The Company

The reporting company is Sensata Technologies Holding plc, a public limited company incorporated under the laws of England and Wales, and its consolidated subsidiaries, collectively referred to as the "Company," "Sensata," "we," "our," and "us." We are a global industrial technology company that strives to help our customers and partners safely deliver a cleaner, more efficient, electrified, and connected world. For more than 100 years, we have been developing and innovating a wide range of customized solutions that address increasingly complex engineering and operating performance requirements for our customers' mission-critical applications. We present financial information for two reportable segments, Performance Sensing and Sensing Solutions.

We develop, manufacture, and sell sensors and sensor-rich solutions, electrical protection components and systems, and other products. Our sensors are used by our customers to translate a physical parameter, such as pressure, temperature, position, or location of an object, into electronic signals that our customers' products and solutions can act upon. Our electrical protection portfolio (which includes both components and systems) is comprised of various switches, fuses, battery management systems, inverters, energy storage systems, high-voltage distribution units, controllers, and software, and includes high-voltage contactors and other products embedded within systems to maximize their efficiency and performance and ensure safety. Other products and services we provide include vehicle area networks and data collection devices and software, battery storage systems, and power conversion systems, the latter of which include inverters, converters, and rectifiers for renewable energy generation, green hydrogen production, electric vehicle charging stations, and microgrid applications, as well as industrial and defense applications.

Customers

Our customers in the Performance Sensing reportable segment include leading global automotive, on-road truck, construction, and agriculture original equipment manufacturers ("OEMs"), the companies that supply parts directly to these OEMs, known as Tier 1 suppliers, various aftermarket distributors, fleet transportation, and logistics customers. Within the Sensing Solutions reportable segment, our customers include a wide range of industrial and commercial manufacturers and suppliers across multiple end markets, primarily OEMs in the climate control, appliance, medical, energy and charging infrastructure, data/telecom, aerospace and defense industries, as well as systems integrators and aerospace and motor and compressor distributors.

We have a history of helping our customers with their mission-critical, hard-to-do engineering challenges. We identify future regulatory impacts and trends in our markets early and then work with our customers to help them adapt to these changes while creating innovative solutions. This has allowed us to build trust through various market cycles and through periods of significant change and disruption.

We believe large OEMs and other multinational companies are increasingly demanding a global presence to supply sensors and electrical protection components for their key platforms worldwide. We provide all our customers with worldwide technical and manufacturing presence and service support, which helps ensure supply continuity and avoid risks associated with potential supply chain disruptions. Moreover, we have a strong knowledge of their quality and delivery requirements. We also see the growing importance of new 'startup' OEMs as market disruptors, and Sensata's flexibility, speed, expertise, and global footprint provide these new entrants with a supplier/partner capable of meeting their demanding requirements.

We have had relationships with our top ten customers for an average of 32 years. Our largest customer accounted for approximately 6% of our net revenue for the year ended December 31, 2023.

End Markets

The table below sets forth the amount of net revenue generated by our end markets, reconciled to total net revenue, for the years ended December 31, 2023, 2022, and 2021:

		For the year ended December 31,				
(In thousands)		**2023**		**2022**		**2021**
Net revenue:						
Automotive	$	2,177,189	$	2,107,651	$	2,062,407
HVOR [1]		863,422		848,514		783,170
Industrial, HVAC [2], and other		825,293		920,217		840,494
Aerospace		188,179		152,880		134,735
Total net revenue [3]	$	4,054,083	$	4,029,262	$	3,820,806

[1] Heavy vehicle and off-road

[2] Heating, ventilation, and air conditioning

[3] Total revenue for the years ended December 31, 2023, 2022, and 2021 includes approximately $673 million, $460 million, and $261 million, respectively, of revenue related to the Electrification growth trend (refer to discussion under the heading *Growth Drivers* below), portions of which are derived in each of the end markets presented above.

Effective February 1, 2024, we combined our Automotive and HVOR businesses to better leverage core capabilities and prioritize product focus into one business, Vehicles, under the Performance Sensing reportable segment. The Sensing Solutions reportable segment will benefit from organizing our predominantly shorter-cycle businesses together, by allowing us to scale core capabilities and better serve our customers. We are still evaluating what impact this reorganization will have on our reportable segments, operating segments, and reporting units in the first quarter of 2024.

Business Strategy

Anticipating and Leveraging Change in our End Markets

There will be more change in the end markets we serve in the next 10 years than there have been in the last 50 years. In order to take advantage of the unprecedented opportunity for growth that these changes represent, we are leveraging certain material growth drivers. These material drivers include Electrification and Safe & Efficient, each of which are described in more detail under the heading *Growth Drivers*.

Invest in the Business

While we may continue to consider strategic partnerships and acquisitions to accelerate the growth and transformation of our product portfolio and to obtain access to new technologies, expertise, processes, and solutions, we are focusing on leveraging the core business, which continues to have meaningful growth and cash flows. Our future success builds upon our deep expertise in customizing the base technologies developed over the years, improving them meaningfully over time, and leveraging new technologies and capabilities that have been recently acquired.

We have increased research and development ("R&D") costs over the last five years in order to invest in differentiated capabilities and product innovation. Because we are a long-cycle business, these investments have pressured near-term margins. However, as a result of these investments, our addressable market is large and expanding. We believe these are the right strategic decisions for our long-term health and prosperity.

This focus and investment are driving a dramatic increase in our new business wins ("NBOs") over the past several years. In fiscal year 2023, we achieved NBOs of $657 million. Over the past three years, we have achieved over $2.3 billion in NBOs. While we continue to win significant opportunities in our core business related to the Safe & Efficient growth trend, the majority of our NBOs, $1.3 billion over the past three years, have been in the area of electrification. We will continue to narrow our focus and investment in this area. We define NBOs as incremental revenue to our current base of business that is expected to be recognized on average in the fifth year after entry into the agreement, when programs typically reach their normal volume. Accordingly, NBOs are an indicator of future revenue potential.

Manufacturing

From a manufacturing perspective, we have achieved our current cost position through development of manufacturing scale and efficiencies, a continual process of migration and transformation to best-cost manufacturing locations, global best-cost sourcing, product design improvements, and ongoing productivity-enhancing initiatives. We also use our decades of manufacturing expertise to drive efficient, high-quality processes. We leverage next-generation automation to lower labor costs and to drive towards zero defects.

We are building resilient supply chains with a balanced approach in ensuring the continuity of supply while aggressively focusing on innovative ways to drive material cost down. Through collaboration and partnership across our project teams, sourcing, and our supply base partners, we have identified and are executing on project-based material savings programs to help mitigate inflation.

In addition, we continue to drive operational efficiencies with network analysis and optimization, lean initiatives, and accelerating automation deployments to mitigate both labor shortages and wage inflation pressures in our factories.

Capital Allocation

We expect to drive our net leverage down to less than 2.0x by the end of 2026. We repaid our $400.0 million aggregate principal amount of 5.625% senior notes due 2024 (the "5.625% Senior Notes") in December 2023 with cash on hand. On September 26, 2023, our Board of Directors authorized a new $500.0 million ordinary share repurchase program (the "September 2023 Program"), which replaced the $500.0 million ordinary share repurchase program authorized in January 2022 (the "January 2022 Program"), effective on October 1, 2023. Going forward, our capital allocation strategy is focused on supporting the growth of the business through capital expenditures, maintaining our dividend, reducing our debt levels, and repurchasing shares opportunistically.

Growth drivers

Safe & Efficient

Due to global regulation and societal forces, our customers are facing increasing mandates to make their products safer, cleaner, and more efficient. Many of our customers are shifting their designs for vehicles, industrial equipment, aircraft, and other systems to meet these evolving requirements, a trend which we refer to as "Safe & Efficient." This trend impacts most of our business today and is resulting in an addressable market ($13.3 billion in 2023) that is expected to grow at a compound annual growth rate ("CAGR") of 4% over the next five years. This is despite the expected transition within the automotive end market from internal combustion engines ("ICEs") to electrified platforms during that period of time.

We design and manufacture products and solutions for mission-critical, hard-to-do applications that enable our customers to protect the environment and improve quality of life. Our products and solutions are being used by our customers in applications to address the Safe & Efficient demands, including those that help transportation customers to meet the standards of emissions and pollution-control legislation and industrial customers to introduce new energy-efficient and environmentally friendly motors, compressors, and HVAC systems.

For example, responding to tightening legislation requirements and proliferating content, we enable vehicle OEMs to improve combustion, reduce tailpipe emissions, and increase fuel economy in both traditional and hybrid vehicles with a combination of sensors, such as pressure, high-temperature, and speed, in next-generation powertrains. In addition, tightening HVOR emissions regulations in the U.S., Europe, and China have resulted in increased sensor content in engines and exhaust after-treatment. Our differentiated operator controls and systems improve operator productivity and enable simplified, improved, and safer operation, even in harsh conditions. Our tire pressure sensors are used by automotive and HVOR OEMs and fleets to reduce downtime and operating costs, improve fuel efficiency, and create safer driving conditions. Also, HVAC variable systems are the preferred method to meet stringent energy efficiency and environmental regulations. Our pressure and temperature sensors are critical to optimize these systems and enable them to achieve higher levels of efficiency.

We consider these capabilities to be core to our historical success and will continue to be significant drivers of market outgrowth in the future. We use the term "market outgrowth" to describe the impact of an increasing quantity and value of our products used in customer systems and applications above external market growth. It is only loosely correlated to normal unit demand fluctuations in the markets we serve.

Electrification

Our objective with the Electrification initiative is to become a leading and foundational player in electrification components and sub-systems across broad industrial, transportation, aerospace, recharging infrastructure, and renewable energy generation and storage end markets. These components and solutions will support a future that is more environmentally sustainable and efficient and include (1) components for electric vehicles ("EVs"), charging stations, and chargers and (2) mission-critical high-voltage components and subsystems combined into high-value energy management or energy storage solutions. Throughout this Report, we use the term "electric vehicles" or "EVs" holistically to reference plug-in hybrid and battery-electric vehicles of all kinds, unless otherwise specified.

Because of the prevalence of ICE vehicles today, applications in these vehicles make up most of our current transportation addressable markets (automotive and HVOR). These addressable markets are large today and growing, with expectations that they will continue to grow over the next ten years. However, the automotive market is rapidly changing with the transformation into electrification. Most of our customers have made significant commitments regarding the transition from ICEs to electrified platforms.

In addition, the need for electrification is evident in all aspects of daily life, not just in transportation applications. Manufacturers of material handling equipment, aircraft, and industrial systems are also addressing ever-tightening greenhouse gas ("GHG") emissions regulations and taking advantage of falling battery costs and increasing energy capacities of lithium-ion battery cells to provide electrified solutions to their customers. In order to make this happen, the sources of energy, infrastructure to distribute it, and the vehicles and industrial applications that use energy all need to transition to clean electricity in order to reduce GHG emissions. These demands have been met with more choices, better performance, and improved safety, all combining to advance electrification at a rapid pace. The electrification market represented a $6.3 billion serviceable addressable market for Sensata in 2023, which is expected to grow at a 24% CAGR over the next five years.

Many of the components and subsystems we have historically developed and produced, such as those used in braking, tires, and environmental control in traditional ICE vehicles, will play a significant role in this expansion, as we can convert much of this technology for use in electric vehicle applications. Specific to EVs, we also provide and are developing several components that enable the safe and efficient operation of electrified platforms, such as high-voltage electrical protection, advanced temperature and thermal management sensing, highly sensitive electric motor position, and next-generation current sensing.

Thanks to products and services we have added via acquisition, we have expanded our capabilities and reach to provide our customers with not only components but also either the subsystem of assembled components to manage battery charging in the form of a power distribution unit for renewable energy systems and applications or, in certain specialty transportation markets, the full energy storage system, including battery management and a customized battery pack.

On the front end of the cycle, energy sources are shifting to renewables, with the cost of solar, wind, and hydrogen all becoming more cost-efficient. Clean Energy Solutions, a business unit within our Sensing Solutions reportable segment, was organized to better pursue clean energy components and system opportunities. Clean Energy Solutions includes products and solutions such as high-voltage contactors, inverters, rectifiers, energy storage systems, electrical sensing products, and battery management systems, that serve the industrial, stationary, and commercial energy conversion and storage end markets. Our fiscal year 2022 acquisition of Dynapower was a foundational addition to our Clean Energy Solutions strategy. Dynapower is a leader in power conversion systems, including inverters, converters, and rectifiers for renewable energy generation, green hydrogen production, electric vehicle charging stations, and microgrid applications, as well as industrial and defense applications. Dynapower also provides aftermarket sales and service to maintain its equipment in the field.

We are a leading provider of high-voltage electrical protection on EVs and charging infrastructure and we also seek to be the partner of choice for HVOR, industrial, and aerospace OEMs transitioning to electrified solutions. We are directly enabling direct current ("DC") fast charging through high-voltage components. We enable innovation by providing higher levels of safety through our high-voltage solutions and isolation monitoring devices. Safety is critical given the level of power being transmitted and handled by the end consumer who is actually charging their vehicle. We are also delivering higher power through a broad array and range of DC switching and current braking products and the opportunity to move faster by collaborating with our OEMs on integrated products. Today, our high-voltage contactors are a critical component of our electrification portfolio, and we have continued to build upon that organically and through acquisitions including current sensing and battery management.

We meaningfully started our journey in high-voltage electrification with the 2018 acquisition of GIGAVAC, an industrial contactor-infused business serving the North American market. Since then, we have continued to innovate our contactor portfolio. Our GIGAVAC-branded high-voltage electrical protection products augment our electrical protection portfolio to address many of the needs in EVs as the voltage of these systems continue to increase. As system voltages increase, the burden on the systems and subsystems to properly control and protect the vehicle from electrical failure becomes mission-critical and is where our solutions play a critical role. Our electrical protection solutions safeguard the expensive electronics used to power the vehicle and allow for an increase in power levels to improve charging times. In addition, we are driving the speed of innovation and value with lower-voltage electrified platforms, both on and off-road. The joint venture created with Churod Electronics in early fiscal year 2021 expanded our contactor offering by making available new technology applicable to lower voltage ranges than GIGAVAC's solutions.

Our average U.S. dollar content in an electric vehicle is expected to expand over the next several years to approximately two times the content that we currently realize on average for ICE vehicles, resulting from the broad array of sensors and other components designed into EVs.

We continue to drive investments in innovative technologies, competencies, and solutions to enable our customers' success as they pivot toward an electrified world.

Performance Sensing

The Performance Sensing reportable segment, which accounted for approximately 74% of our net revenue in fiscal year 2023, represents an aggregation of two operating segments, Automotive and HVOR. It primarily serves the Automotive and HVOR industries through the development and manufacture of sensors, high-voltage solutions (i.e., electrical protection components), and other solutions that are used in mission-critical systems and applications. Examples include those used in subsystems of automobiles, on-road trucks, and off-road equipment, such as tire pressure monitoring, thermal management, electrical protection, regenerative braking, powertrain (engine/transmission), and exhaust management. Our products are used in subsystems that, among other things, improve operating performance and efficiency and contribute to environmentally sustainable and safe solutions.

Our solutions are present in a wide variety of transportation systems and subsystems, playing a critical role in ensuring the functionality and safety of a vehicle's operation. Within the combustion and electrified propulsion architecture, we provide various sensor solutions (e.g., electric motor position, gasoline direct injection, oil pressure monitoring, fuel delivery, and various others) that enable superior functionality, efficiency, and optimized performance while reducing environmental impact. As electrification proliferates, the ability to protect the vehicle systems/sub-systems from high-voltage power sources becomes critical, a need that our electrical protection portfolio (e.g., high-voltage contactors, fuses, high-voltage junction boxes) addresses. Our chassis (e.g., tire management solutions), thermal management (e.g., pressure plus temperature sensing), and safety (e.g., braking and electronic stability control) sensor/product solutions all play critical roles in enabling the safety, improved performance, and increased efficiency and range of both electrified vehicles and ICE powertrains.

Applications we serve require close engineering collaboration between us and the OEM or their Tier 1 suppliers. Solutions are designed to meet application-specific requirements with customer-specific fit, form, and function. As a result, OEMs and Tier 1 suppliers make significant investments in selecting, integrating, and testing sensors as part of their product development. Once our solutions are designed into an application, we are well positioned as the incumbent supplier due to the high degree of sensor customization and application/vehicle platform certification. This results in high switching costs for automotive and HVOR manufacturers once a sensor is designed into a particular system or platform. We believe this is one of the reasons that sensors are rarely changed during a platform life cycle, which in the case of the automotive industry typically lasts four to six years. OEMs and Tier 1 suppliers seek to partner with suppliers with a proven record of quality, on-time delivery, and performance, as well as the engineering and manufacturing scale/resources to meet their needs over the multi-year lifecycle of these highly engineered vehicles and systems.

Markets

The markets we serve are seeking to provide cleaner, safer, more electrified, and connected solutions. Transportation industries provide some of the largest markets for sensors, giving participants with a presence in these markets significant scale advantages over those participating only in smaller, more niche industrial and medical markets. As electrified transportation platforms continue to evolve and grow, we expect OEM and Tier 1 suppliers to continue to require sensing partners that can continue to meet their increasing needs for mission-critical sensors and solutions, enabling their global vehicle strategies.

We believe that net revenue growth from the automotive and HVOR sensor markets served by Performance Sensing has historically been driven by three principal trends, including (1) growth in the number of vehicles produced globally, (2) expansion in the number and type of sensors per vehicle, and (3) efforts toward commercializing higher value sensors. In addition, we believe that the automotive and HVOR sensor markets are, and will continue to be, substantially impacted in the near term by Electrification.

Light vehicle production: Global production of light vehicles has consistently demonstrated steady annual growth for most of the past decade, with the exception of fiscal years 2020 and 2021, which were depressed production years due to the impact of the COVID-19 pandemic on global markets. In fiscal year 2022, growth in global production of light vehicles returned, and in fiscal year 2023, according to third party data, global production increased approximately 9% from the prior year.

On-Road Truck Production: Global production of heavy-duty trucks had also demonstrated consistent growth until fiscal year 2020, which declined as a result of the economic impacts of COVID-19. Global production of heavy- and medium-duty trucks in the markets we serve has been volatile in the subsequent years and increased approximately 1% to 2% in fiscal year 2023 from the prior year.

Number of sensors per vehicle: We believe that the number of sensors used in vehicles of all classes will continue to be driven by increasing requirements in vehicle emissions, efficiency, safety, electrification, and comfort-related control systems that depend on sensors for proper functioning, such as electronic stability control, tire pressure monitoring, advanced driver assistance, advanced combustion and exhaust after-treatment applications, and operator controls in heavy off-road equipment. For example, government regulation of emissions, including fuel economy standards such as the National Highway Traffic Safety Administration's Corporate Average Fuel Economy requirements in the U.S. and emissions requirements such as "Euro 6d" in Europe, "China National 6" in China, and "Bharat Stage VI" in India, require advanced sensors to achieve these performance metrics. Sensors are crucial enablers for a vehicle's systems and sub-systems to meet the ever-increasing requirements in a vehicle's operation.

Higher value sensors: We believe that our revenue growth has been augmented by a continuing shift away from legacy sensors to next-generation, value-rich sensors and related solutions that include controllers, receivers, and software and will continue to grow as our sensors get "smarter" with more embedded algorithms. As we strive to increase the value we bring to the market and our customers, we are continually looking to bring solutions to our customers that drive the next-generation vehicle enhancement in electrification, safety, and reliability through our engineering solutions combined with increased data insights that are derived from these sensing solutions. Our ability to provide our customers with not only solutions in sensing and electrical protection components and systems but also insights into the systems/sub-systems we serve increases the value of our offering and enables improved performance, safety, efficiency, and environmental impacts. Our focus on delivering enhanced value through our mission-critical solutions to the market positions us to drive profitable revenue growth as the market demands continue to evolve.

New Technology: Automobiles and heavy vehicles continue to evolve, with new alternative technologies being developed to make these vehicles more efficient, reliable, financially viable, and safe. We believe this trend will drive growth in our business for the foreseeable future, particularly in the area of Electrification. Moreover, we believe our broad customer base, global diversification, and evolving portfolio provide the foundation that will allow us to grow with these trends across a diverse set of markets.

Product Categories

The following table presents the significant product categories offered by Performance Sensing and the corresponding key products, solutions, applications, systems, and end markets:

Key Products/Solutions	Key Applications/Systems	Key End Markets
Product category: Sensors		
Pressure sensors Speed and position sensors High-temperature sensors	Thermal management and air conditioning systems Powertrain Exhaust after-treatment Suspension Braking Tire management solutions Radar solutions Battery packs	Automotive HVOR
Product category: Electrical protection		
High-voltage contactors/fuses Battery management system Charging inlet modules High-voltage distribution units	Electrical protection Electrical powertrain Battery management Charging systems	Automotive HVOR
Product category: Other		
Vehicle area networks Data collection devices and software	Data insights (asset tracking and vehicle telematics) Usage-based insurance	HVOR

The table below sets forth the amount of net revenue generated by our product categories in Performance Sensing, reconciled to total segment net revenue, for the years ended December 31, 2023, 2022, and 2021:

			For the year ended December 31,			
(In thousands)		2023		2022		2021
Net revenue:						
Sensors [1]	$	2,683,192	$	2,571,425	$	2,675,439
Electrical protection		120,636		85,167		41,882
Other		198,900		263,801		83,905
Performance Sensing net revenue [1]	$	3,002,728	$	2,920,393	$	2,801,226

_____

[1] In the year ended December 31, 2023, we moved our material handling products from the HVOR operating segment (in the Performance Sensing reportable segment) to the Sensing Solutions operating segment to align with new management reporting. These products were previously categorized in the "sensors" product category. Accordingly, Performance Sensing net revenue for the years ended December 31, 2022 and 2021, both overall and in the sensors product category, have been recast to reflect this realignment.

Competitors

Within each of the principal product categories in Performance Sensing, we compete with a variety of independent suppliers. We believe that the key competitive factors in the markets served by this segment are product performance in mission-critical operating environments, quality, service, reliability, manufacturing footprint, and commercial competitiveness. We believe that our ability to design and produce customized solutions globally, breadth and scale of product offerings, technical expertise and development capability, product service and responsiveness, and a commercially competitive offering position us well to succeed in these markets. We are experts in the applications we serve, enabling us to provide industry-leading solutions to our customers.

Sensing Solutions

Sensing Solutions, which accounted for approximately 26% of our net revenue in fiscal year 2023, primarily serves the industrial and aerospace industries through the development and manufacture of a broad portfolio of application-specific sensor and electrical protection products used in a diverse range of industrial markets, including the appliance, HVAC, water management, operator controls, charging infrastructure, renewable energy generation, green hydrogen production, and microgrid applications and markets, as well as the aerospace market, including commercial aircraft, defense, and aftermarket markets.

Some of the products and solutions the segment sells include pressure, temperature, and position sensors, motor and compressor protectors, high-voltage contactors, solid state relays, bimetal electromechanical controls, power inverters, charge controllers, battery management systems, operator controls, and power conversion systems. Our products perform many functions, including prevention of damage from excess heat or electrical current, optimization of system performance, low-power circuit control, renewable energy generation, and power conversion from DC power to alternating current power.

Our electrical protection devices are critical for the safe operation of, for example, small appliances that are used in every day life. We believe that we are the industry leader in the residential and commercial heating and cooling equipment markets, such as switches and sensors that manage the refrigerant loop of an air conditioner. We leverage the expertise from the automotive business, and we customize the products to our market requirements.

Our Clean Energy Solutions business includes products and solutions such as high-voltage contactors, inverters, rectifiers, energy storage systems, electrical sensing products, and battery management systems that serve the industrial, transportation, stationary, and commercial energy conversion and storage end markets. Applications include those in battery-energy storage, microgrids, and renewable energy generation and storage. Our fiscal year 2022 acquisition of Dynapower was a foundational addition to our Clean Energy Solutions strategy. Dynapower is a leader in power conversion systems, including inverters, converters, and rectifiers for renewable energy generation, green hydrogen production, electric vehicle charging stations, and microgrid applications, as well as industrial and defense applications. Dynapower also provides aftermarket sales and service to maintain its equipment in the field.

Markets

Demand for our sensor products is driven by many of the same factors as in the transportation sensor markets: regulation of emissions, greater energy efficiency and safety, and consumer demand for new features. Gross Domestic Product growth is a broad indicator of demand for our consolidated industrial markets over the long term. We use Purchasing Managers' Index to gauge short-term trends in the industrial, appliance, and HVAC markets we serve. For instance, the growing consumer demand for cleaner heat sources, like heat pumps, which utilize our content, is being driven by government initiatives to reduce carbon emissions to net zero by 2050.

We continue to focus our efforts on expanding our presence in all global geographies and serving our global customers in a highly efficient and cost-effective manner. Our customers include established multinationals as well as local producers in markets such as China, India, Eastern Europe, and Turkey. China remains a priority for us because of its export focus and the increasing domestic consumption of products that use our devices.

Product Categories

The following table presents the significant product categories offered by Sensing Solutions and the corresponding key products, solutions, applications, systems, and end markets:

Key Products/Solutions	Key Applications/Systems	Key End Markets
Product category: Electrical protection		
Bimetal electromechanical controls Circuit breakers High-voltage contactors/fuses Battery management systems Energy storage systems Switches and relays	Motors, compressors, pumps Home appliances Lighting Commercial and military aircraft Industrial Data and telecom equipment Medical equipment Recreational vehicles	Aerospace and defense Industrial Appliance and HVAC Medical Energy/solar
Product category: Sensors		
Position sensors Pressure sensors Temperature sensors Gas leak detection sensors	Motors, compressors, pumps Hydraulic machinery Motion control systems Commercial and military aircraft Motor/platform controllers Operator controls	Aerospace and defense Industrial automation Appliance and HVAC Energy
Product category: Other		
Inverters Brushless DC motors Current sensors Rectifiers and frequency converters Power conversion systems	Recreational vehicles Grid harmonics and power delivery	Mobile power Renewable power generation Energy storage Aerospace and defense

The table below sets forth the amount of net revenue generated by our sensors and electrical protection product categories in Sensing Solutions, reconciled to total segment net revenue, for the years ended December 31, 2023, 2022, and 2021:

	For the year ended December 31,		
(In thousands)	**2023**	**2022**	**2021**
Net revenue:			
Electrical protection	$ 557,313	$ 625,316	$ 593,259
Sensors [1]	308,333	315,638	277,046
Other	185,709	167,915	149,275
Sensing Solutions net revenue [1]	$ 1,051,355	$ 1,108,869	$ 1,019,580

---

[1] In the year ended December 31, 2023, we moved our material handling products from the HVOR operating segment (in the Performance Sensing reportable segment) to the Sensing Solutions operating segment to align with new management reporting. These products are categorized in the "sensors" product category. Accordingly, Sensing Solutions net revenue for

the years ended December 31, 2022 and 2021, both overall and in the sensors product category, have been recast to reflect this realignment.

Competitors

Within each of the principal product categories in Sensing Solutions, we compete with divisions of large multinational industrial corporations and companies with smaller market share that compete primarily in specific markets, applications, systems, or products. We believe that the key competitive factors in these markets are product performance, quality, and reliability. We believe our competitive advantage lies in our ability to leverage innovation from the automotive side of the business, ensuring scalability and reliability. We also differentiate ourselves with our global support and footprint. We provide local support, local service and local technical engineering development for our customers globally.

Technology and Intellectual Property

We pride ourselves as a world leader and early innovator in mission-critical, hard-to-do sensor solutions. We develop products that address increasingly complex engineering and operating performance requirements to help our customers solve their most difficult engineering challenges in the automotive, HVOR, fleet management, industrial, clean energy, and aerospace industries.

We believe that continued focused investment in R&D is critical to our future growth and maintaining our leadership positions in the markets we serve. Our R&D efforts are directly related to the timely development of new and enhanced products that are central to our business strategy. We continually develop our technologies to meet an evolving set of customer requirements and new product introductions. We conduct such activities in areas we believe will increase our long-term revenue growth. Our development expense is typically associated with engineering core technology platforms to specific applications and engineering major upgrades that improve functionality or reduce the cost of existing products.

A large portion of our R&D activities is directed towards technologies and market trends that we believe have the potential for significant future growth but relate to products that are not currently within our core business or include new features and capabilities for existing products. Expenses related to these activities are less likely than our more mainstream development activities to result in increased near-term revenue.

We benefit from many development opportunities at an early stage for several reasons: (1) we are the incumbent in many systems for our key customers; (2) we have robust design and service capability; and (3) our global engineering teams are located close to key customers in regional business centers. We work closely with our customers to deliver solutions that meet their needs today and in the future. As a result of development lead times and the embedded nature of our products, we collaborate closely with our customers throughout the design and development phase of their products. Systems development by our customers typically requires significant multi-year investment for certification and qualification, which are often government or customer mandated. We believe the capital commitment and time required for this process significantly increase the switching costs once a customer has designed and installed a particular sensor into a system.

We rely primarily on patents, trade secrets, manufacturing know-how, confidentiality procedures, and licensing arrangements to maintain and protect our intellectual property rights. While we consider our patents to be valuable assets, we do not believe that our overall competitive position is dependent on patent protection or that our overall business is dependent upon any single patent or group of related patents. Many of our patents protect specific functionality in our products, and others consist of processes or techniques that result in reduced manufacturing costs.

The following table presents information on our patents and patent applications as of December 31, 2023:

	U.S.	Non-U.S.
Patents	333	603
Pending patent applications filed within the last five years	106	297

Our patents have expiration dates ranging from 2024 to 2045. We also own a portfolio of trademarks and license various patents and trademarks. "Sensata" and our logo are trademarks.

We use licensing arrangements with respect to certain technology provided in our sensor and electrical protection products. In 2006, we entered into a perpetual, royalty-free cross-license agreement with our former owner, Texas Instruments Incorporated, which permits each party to use specified technology owned by the other party in its business. No license may be terminated under the agreement, even in the event of a material breach.

Raw Materials

We use a broad range of manufactured components, subassemblies, and raw materials in the manufacture of our products in both our Performance Sensing and Sensing Solutions segments, including those containing certain commodities (e.g., semiconductors, resins, and metals), which may experience significant volatility in their price and availability due to, among other things: new laws or regulations, including labor laws and the impact of tariffs; trade barriers and disputes; global economic or political events, including government actions and labor strikes; suppliers' allocations to other purchasers; interruptions in production by suppliers; increased logistics costs; changes in foreign currency exchange rates; and prevailing price levels.

It has historically been difficult to pass increased prices for manufactured components and raw materials to our customers through price increases. Therefore, a significant increase in the price or decrease in the availability of these items, such as those experienced in the global supply chain shortages of the past few years, could materially increase our operating costs and materially and adversely affect our business and results of operations. The impact of these global supply chain shortages of the past few years, including production delays on a vast and varied number of products across industries and geographies and increased procurement and logistics costs, has been unprecedented. Accordingly, we continue to actively work with our customers to share the inflationary burden of these factors. In addition, where possible, we have been working to adjust our long-term supply agreements, strengthen our relationships with our suppliers, increase inventories on hand, increase visibility into long-term supply and demand, and accelerate the use of alternate materials to improve supply chain visibility.

Seasonality

Because of the diverse global nature of the markets in which we operate, our net revenue is only moderately impacted by seasonality. Sensing Solutions experiences some seasonality, specifically in its air conditioning and refrigeration products, which tend to peak in the first two quarters of the year as inventories are built up for spring and summer sales. In addition, Performance Sensing's net revenue tends to be weaker in the third quarter of the year as automotive OEMs retool production lines for the coming model year.

Human Capital Resources

Our employees, whom we refer to as Team Sensata, are responsible for upholding our purpose – to help our customers and partners deliver a safer, cleaner, more efficient, more electrified, and increasingly more connected world – and they embody our values in all aspects of daily work. Our corporate values are the essence of our identity, provide a level-set foundation, and are an important way for us to improve our culture. Our values include passion, excellence, integrity, flexibility, and teamwork—working together towards common goals, the latter of which we refer to as "One Sensata." In various countries, local law requires our participation in works councils. We believe that our relations with our employees are good.

The following table presents a summary of our employee population as of December 31, 2023:

(in thousands)	Total	U.S. Based	Female	Covered by Collective Bargaining
Employees	19.4	1.5	10.8	0.2
Contractors [1]	2.5	0.1	1.3	—

_____

[1] We engage contract workers in multiple locations, primarily to cost-effectively manage variations in manufacturing volume, but also to perform engineering and other general services. Includes approximately 2,200 direct labor contract workers worldwide.

One of our key areas of prioritization is to empower our workforce through promotion of a culture that values inclusion and diversity and prioritizes employee well-being and safety. A summary of additional content in the Sustainability Report can be found under the heading *Environmental, Social, and Governance* included elsewhere in this *Item 1: Business*.

Diversity, Equity, and Inclusion ("DEI")

We believe in treating all people with respect and dignity. Each person brings unique value through their varying backgrounds and life experiences, no matter their age, race, color, disability, ethnicity, family or marital status, gender identity or expression, language, national origin, physical or mental ability, political affiliation, religion, sexual orientation, socio-economic status, veteran status, and other characteristics that make our employees unique. It is our policy and practice to hire and employ qualified individuals without regard to these characteristics. Our DEI policy can be found at www.sensata.com/diversity-equity-and-inclusion. This policy applies to all terms and conditions of employment, including recruitment and selection;

compensation and benefits; professional development and training; promotions; transfers; social and recreational programs; reductions in force; terminations; and the ongoing development of a work environment built on the premise of diversity, equity, and inclusion.

We provide regular training to all employees regarding our diversity policies and practices through which we communicate our expectations that each employee is responsible for maintaining a respectful and inclusive workplace. We strive to create and foster a supportive and understanding environment in which ideas are shared freely, helping all individuals realize their maximum potential within Sensata, regardless of their differences. An inclusive culture is fundamental to innovation and problem-solving, improving our ability to innovate, and is vital to our business.

We sponsor various employee resource groups ("ERGs"), groups of employees that come together to work strategically, both internally and externally, to benefit and advance their group members by fostering awareness, respect, and inclusion within the workplace. Our ERGs support our commitment to creating and sustaining a diverse workforce and a culture of inclusion where everyone can thrive, encouraging different perspectives, thoughts, and ideas — creating a sense of community. Our ERGs provide our employees meaningful community and global engagement, networking and mentoring opportunities, and an inclusive workplace culture. Through interaction with these groups, senior leadership can identify emerging and high-potential talent, acquire cultural knowledge, hear directly from employees who face challenges inherent in underrepresented groups, and strengthen diversity management skills. Our ERGs contribute to our market success by actively contributing to our broader DEI strategy. As of December 31, 2023, we had ERGs globally focused on the following areas — gender equity, generational diversity, cross-cultural appreciation, Black/African American, Hispanic/Latinx, Asian/ Asian-American & Pacific Islander heritage, and LGBTQIA+ Pride, disability awareness, and armed forces. Our ERGs are set up globally with local chapters worldwide.

Our diversity goals are discussed under the heading *Environmental, Social, and Governance* included elsewhere in this *Item 1: Business*.

Social and Human Rights Matters

We have policies related to our position on various social and human rights matters, including child labor, forced labor, human trafficking, health and safety, non-discrimination, and environmental matters. Each of these policies can be found on our website at www.sensata.com. Our human rights expectations apply to all our personnel, business partners, and other parties involved directly in our operations, products, or services.

We are committed to responsible corporate practices in the area of human rights and working conditions and we respect the United Nations Guiding Principles for Business and Human Rights (2011) and its principles within our operations and supply chains. We also align with practices recommended by industry standards such as the Global Automotive Sustainability Practical Guidance and the RBA Code of Conduct, which incorporate the International Bill of Human Rights, namely the Universal Convention of Human Rights (1948), the International Covenant on Economic, Social and Cultural Rights and the International Covenant on Civil and Political Rights and its two Optional Protocols (1966).

We also adhere to the principles set forth in the fundamental International Labor Organization ("ILO") Conventions, namely the Forced Labor Convention (1930), the Minimum Age Convention (1973), the Worst Forms of Child Labor Convention (1999), and the ILO Declaration on Fundamental Principles and Rights at Work (1998). The working conditions of our employees are, at minimum, in compliance with internationally recognized labor standards and the laws of the countries we operate in. When national law directly conflicts with international human rights standards or does not fully comply with them, we seek ways to respect internationally recognized human rights.

Employee Engagement

Our long-term success depends on hiring, retaining, training, rewarding, and engaging employees. We strive to retain and engage employees by providing competitive pay and benefits packages, a challenging and rewarding work experience, and by consistently connecting how integral their work is to Sensata's larger purpose and to the work we do as a company. We survey our employees bi-annually to understand where we can initiate improvements in these areas.

We focus our employee communications on continual engagement, providing updates on our business, technology, and workforce, including learning opportunities. We work to provide our employees with information to help them feel connected to the business and company strategy and purpose, what we are doing to be a responsible corporate citizen and community neighbor, and how we add value to our customers and investors.

We recognize the importance of supporting our employees' health and well-being. Accordingly, we regularly review our benefit offerings with external advisers with deep industry expertise in risk insurance, health insurance, and other employee benefits for advice and market expertise. We are committed to providing comprehensive and competitive benefits packages that attract, retain, and enhance the well-being of our employees by supporting their physical, financial, and emotional wellness. Our benefits include an array of quality health and income protection benefits. Some benefits are provided automatically at no cost to employees, while the cost of other benefits is shared between the employee and Sensata.

Our employees' health, safety, and well-being are a high priority and integral to our values. We consider safety a core value embedded in the decisions we make across the company to protect our employees, business partners, and local communities.

Learning and Development

We believe that continued success in executing our business strategy requires us to provide a broad range of learning and development programs and opportunities to our employees. We offer our employees an online global learning management system ("Sensata Learning") that enables them to access live virtual and on-demand training. In fiscal year 2023, we delivered approximately 97,000 hours of training spanning various required learning and professional development topics, including a range of courses on diversity, inclusion, and ethics.

We have an integrated performance management process containing annual goal setting and periodic formal and informal reviews and check-ins, ensuring that our employees are provided continual feedback on their performance regarding goals and competencies. We also have templates for giving feedback anytime to employees, typically tied to performance as part of their role, projects, and deliverables which helps foster transparency and delivery of real-time feedback.

In addition, we have a robust talent and succession planning process and have established programs to support the development of our talent pipeline for critical roles in management, engineering, and operations. On an annual basis, we conduct a leadership review process with our chief executive officer, chief administrative officer, and business and functional leaders to identify key talent for additional development opportunities. This helps ensure optimal use of the talent for the benefit of both the employee and Sensata.

Ethics

We have adopted a Code of Business Conduct and Ethics governing the conduct of our personnel, including our principal executive officer, principal financial officer, principal accounting officer, and controller, and persons performing similar functions. Our Code of Business Conduct and Ethics is modified from time to time and is available on the investor relations page of our website at www.sensata.com under *Corporate Governance*. We have a three-part annual training covering the topics discussed in the Code of Business Conduct and Ethics on Sensata Learning, our online global learning management system.

We hold an annual "Integrity Week," which focuses on integrity as a core value of the organization and underscores our commitment to operating responsibly, one of the four key priority areas outlined in our Sustainability Report. Integrity is at the core of what we do—from how we govern ourselves to how we conduct our business and manage relationships with our stakeholders. The most recent Integrity Week, in fiscal year 2023, focused on "Integrity in Action." By sharing best practices and stories from their professional journeys, various executives and site leaders at Sensata illustrated how integrity is not just about doing the right thing but how it is intrinsic to delivering value and sustainability for our company, environment, and communities.

We believe our management team has the experience necessary to effectively execute our strategy and advance our product and technology leadership. Our chief executive officer and business leaders average approximately 25 years of industry experience. They are supported by an experienced and talented management team dedicated to maintaining and expanding our position as a global leader in the industry. For a discussion of the risks relating to the attraction and retention of management and executive management employees, see *Item 1A: Risk Factors* included elsewhere in this Report.

Environmental, Social, and Governance

Environmental, social, and governance ("ESG") objectives are central to Sensata's business strategy, values, and culture. We believe this strong, foundational focus on sustainability makes Sensata a partner of choice for our customers, a desirable place to work for our employees, and a valued contributor to the communities in which we operate. Today, our solutions serve as critical building blocks for making safer, cleaner, and more efficient products, while our systems enable millions to make smarter, more sustainable choices. By harnessing the passion and expertise of our people and working closely with our partners and customers, we are designing a future where the smartest choice is also the most sustainable. At Sensata, inclusive cultures and diverse perspectives drive success, and transparency and accountability are reflected in everything that we do. While a key part of our business is to design solutions that support our customers' transition to cleaner energy, we recognize the role we must play to combat climate change by managing energy consumption and emissions resulting from our operations. We also recognize that a changing climate may impact significant aspects of our business and the operation of our facilities.

Our ESG efforts focus on four key areas of prioritization against which we measure progress:

- *Empowering our workforce*: We nurture a culture that promotes diversity and inclusion and prioritizes employee health, safety, and well-being while supporting our communities and suppliers;

- *Innovating for Sustainability*: We develop products and technology solutions that help create a safer, cleaner, more efficient, electrified, and connected world;

- *Protecting Our Environment*: We focus on building products that reduce environmental impact and improve technological efficiencies while optimizing and reducing our operational footprint through energy, water, and waste reduction;

- *Operating Responsibly*: We consider transparency and accountability fundamental in everything we do, guiding our approach to governance, risk management, and ESG management.

Following the materiality assessment we conducted in fiscal year 2021, we identified the ESG issues that were most important to our business and stakeholders. We identified the following key issues and set corresponding goals as follows:

- *DEI*: Our goals in this area are by 2026 to reach (1) 30% female representation in manager and above roles worldwide and (2) 25% racial/ethnic diversity representation in manager and above roles in the U.S.;

- *Energy and Emissions*: Our goals in this area are (1) to achieve carbon neutrality in our operations by 2050, (2) to reduce GHG emissions intensity by 10% by 2026, from a 2021 baseline, which was achieved in 2022, (3) a new goal added of a 5% reduction in our market-based emissions intensity in 2023 from 2022, which was achieved in 2023, and (4) a new goal added to reduce absolute market-based emissions by 45% by 2030, from a 2021 baseline;

- *Responsible Sourcing*: Our goals in this area are by 2026 to (1) achieve a 75% response rate on our responsible sourcing campaigns and (2) achieve 100% sourcing of conflict minerals from smelters that are conformant with the Responsible Minerals Assurance Process ("RMAP") or equivalent standard.

While we have made progress in most of our goals, we strive to build on our strong foundation and create a diverse and inclusive workforce, support our customers' transition to a cleaner energy, reduce our environmental impact, and operate responsibly with respect for people and planet.

Additional information regarding our sustainability initiatives, as well as information on our progress towards our commitments, is available in our annual Sustainability Report located on our website at *www.sensata.com/sustainability*. Nothing on our website, including the aforementioned Sustainability Report, shall be deemed incorporated by reference into this Report.

Environmental and Governmental Regulations

Our operations and facilities are subject to numerous environmental, health, and safety laws and regulations, both domestic and foreign, including those governing air emissions, chemical usage, water discharges, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We are not aware of any threatened or pending material environmental investigations, lawsuits, or claims involving us or our operations.

Many of our products are governed by material content restrictions and reporting requirements, examples of which include: European Union ("EU") regulations, such as Registration, Evaluation, Authorization, and Restriction of Chemicals ("REACH"), Restriction of Hazardous Substances ("RoHS"), and End of Life Vehicle ("ELV"); U.S. regulations, such as the conflict minerals requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act; and similar regulations in other countries, such as the German Explosives Act. Further, numerous customers across all end markets require us to provide declarations of compliance or, in some cases, extra material content documentation as a requirement of doing business with them.

We are subject to compliance with laws and regulations controlling the import and export of goods, services, software, and technical data. Certain of our products are subject to export regulations of the various jurisdictions in which we operate ("Controlled Items"). The export of many such Controlled Items requires a license from the applicable government agency. Licensing decisions are made based on the type of product, its destination, end use, end user, the parties involved in the transaction, national security, and foreign policy. As a result, export license approvals are not guaranteed. We have a trade compliance team and other systems in place to apply for licenses and otherwise comply with import and export regulations.

Any failure to maintain compliance with such regulations could limit our ability to import or export raw materials and finished goods. These laws and regulations are subject to change, and any such change may limit or exclude existing or future business opportunities, require us to change technology, or incur expenditures to comply with such laws and regulations.

Compliance with environmental and governmental regulations and meeting customer requirements have increased our cost of doing business in various ways and may continue to do so in the future. We do not currently anticipate material capital expenditures during fiscal year 2024 for environmental control facilities. We also do not believe that existing or pending legislation, regulation, or international treaties or accords, whether related to environmental or other government regulations, are reasonably likely to have a material adverse effect in the foreseeable future on our business or the markets we serve, nor on our results of operations, capital expenditures, earnings, competitive position, or financial standing.

Available Information

We make available free of charge on our Internet website (www.sensata.com) our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our website and the information contained or incorporated therein are not intended to be incorporated into this Report.

The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents on, or accessible through, this website or our website are not incorporated into this filing. Further, our references to the URLs for the SEC's website and our website are intended to be inactive textual references only.

ITEM 1A.   RISK FACTORS

The following are important factors that could cause actual results or events to differ materially from those contained in any forward-looking statements made by us or on our behalf. Investors should carefully consider these risks and all other information in this Report before investing in our securities. The risks and uncertainties described below are not the only ones we face. Our business is also subject to general risks that affect many other companies.

If actions taken by management to limit, monitor, or control enterprise risk exposures are not successful, our business and consolidated financial statements could be materially adversely affected. In such case, the trading price of our common stock and debt securities could decline and investors may lose all or part of their investment.

Business and Operational Risks

We are subject to risks associated with climate change, including increased regulation of GHG emissions, changing consumer preferences and other risks related to our transition to Electrification, and the potential increased impacts of severe weather events on our operations and infrastructure.

Climate change is receiving increasing attention worldwide, which has led to increased stakeholder and societal expectations on companies to address change and significant legislative and regulatory efforts to limit GHG emissions. For example, adoption of GHG or climate change rules in jurisdictions in which we operate facilities could require installation of emission controls, acquisition of emission credits, emission reductions, or other measures that could be costly, and could also impact utility rates and increase the amount we spend annually for energy. Additionally, jurisdictions throughout the world are enacting more stringent disclosure requirements related to climate change impacts of an entity's business. Such increased disclosure requirements could increase our costs and could result in risks to our reputation or consumer demand for our products if we do not meet increasingly demanding stakeholder expectations and standards.

Changes in consumer preferences due to transitioning to a greener economy may result in increased costs, reduced demand for our ICE products, and reduced profits. Part of our strategy to address these risks includes our transition to EVs, which presents additional risks, including reduced demand for, and therefore profits from, our ICE vehicles, which we are using to fund our growth strategy; higher costs or reduced availability of materials related to EV technologies impacting profitability; and risks related to the success of our EV strategy.

Finally, given the worldwide scope of our supply chain and operations, we and our suppliers face a risk of disruption or operating inefficiencies that may increase costs due to the adverse physical effects of climate change, which are predicted to increase the frequency and severity of weather and other natural events, e.g., tropical cyclones, extended droughts, and extreme temperatures. Climate change could also disrupt our operations by impacting the availability and cost of materials within our supply chain, and could also increase insurance and other operating costs. These factors may impact our decisions to construct new facilities. If a business interruption occurs and we are unsuccessful in our continuing efforts to minimize the impact of these events, our business, results of operations, financial position, and cash flows could be materially adversely affected.

Our business is subject to numerous global risks, including regulatory, political, economic, governmental, and military concerns and instability.

Our business, including our employees, customers, and suppliers, is located throughout the world. We employ approximately 92% of our workforce outside of the U.S. We have many manufacturing, administrative, and sales facilities outside of the U.S. Our subsidiaries located outside of the U.S. generated approximately 59% of our net revenue in fiscal year 2023 (including approximately 18% in China) and we expect sales from non-U.S. markets to continue to represent a significant portion of our total net revenue. International sales and operations are subject to changes in local government regulations and policies, including those related to tariffs and trade barriers, economic sanctions, investments, taxation, exchange controls, and repatriation of earnings.

As a result, we are exposed to numerous global, regional, and local risks that could decrease revenue and/or increase expenses, and therefore decrease our profitability. Such risks may result from instability in economic or political conditions, inflation, recession, and/or actual or anticipated military or political conflicts, and include, without limitation: trade regulations, including customs, import, export, and sourcing restrictions, tariffs, trade barriers, trade disputes, and economic sanctions; changes in local employment costs, laws, regulations, and conditions; difficulties with, and costs for, protecting our intellectual property; challenges in collecting accounts receivable; tax laws and regulatory changes, including examinations by taxing authorities, variations in tax laws from country to country, changes to the terms of income tax treaties, and difficulties in the tax-efficient repatriation of earnings generated or held in a number of jurisdictions; natural disasters; and the impact of each of the foregoing on our business operations, manufacturing, and supply chain.

Other risks are inherent in our non-U.S. operations, including: the potential for changes in socio-economic conditions and/or monetary and fiscal policies; intellectual property protection difficulties and disputes; the settlement of legal disputes through certain foreign legal systems; the collection of receivables; exposure to possible expropriation or other government actions; unsettled political conditions; and possible terrorist attacks. These and other factors may have a material adverse effect on our non-U.S. operations and, therefore, on our business and results of operations. In addition, a scarcity of resources or other hardships caused by a global pandemic may result in increased nationalism, protectionism, and political tensions which may cause governments and/or other entities to take actions that may have a significant negative impact on our ability – and the ability of our suppliers and customers – to conduct business.

Adverse conditions in the industries upon which we are dependent, including the automotive industry, have had, and may in the future have, adverse effects on our business.

We are dependent on market dynamics to sell our products, and our operating results could be adversely affected by cyclical and reduced demand in these markets. Periodic downturns in our customers' industries could significantly reduce demand for certain of our products, which could have a material adverse effect on our results of operations, financial condition, and cash flows.

Much of our business depends on, and is directly affected by, the global automobile industry. Sales in our automotive end markets accounted for approximately 54% of our total net revenue in fiscal year 2023. Declines in demand such as experienced as a result of the COVID-19 pandemic and other adverse developments like those we have seen in past years in the automotive industry, including but not limited to customer bankruptcies and increased demands on us for lower prices, could have adverse effects on our results of operations and could impact our liquidity and our ability to meet restrictive debt covenants. In addition, these same conditions could adversely impact certain of our vendors' financial solvency, resulting in potential liabilities or additional costs to us to ensure uninterrupted supply to our customers.

Because of the prevalence of ICE vehicles today, applications in these vehicles make up most of our current transportation addressable markets (automotive and HVOR). These addressable markets are large today and growing, with expectations that they will continue to grow over the next ten years. However, the automotive market is rapidly changing with the transformation into electrification. Many of the components and subsystems we have historically developed and produced, such as those used in braking, tires, and environmental control from traditional ICE vehicles, will play a significant role in this expansion, as we can convert much of this technology for use in electric vehicle applications. If the pace of customer adoption of EVs slows, and this demand is not replaced by demand of more traditional vehicles served by our core ICE business, our results of operations, financial condition, and cash flows could be materially adversely affected.

We may incur material losses and costs as a result of product liability, warranty, and recall claims that may be brought against us.

We have been, and will continue to be, exposed to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected, or the use of our products results, or is alleged to result, in death, bodily injury, and/or property damage. Accordingly, we could experience material warranty or product liability losses in the future and incur significant costs to defend these claims. In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of the underlying end product, particularly if the defect or the alleged defect relates to product safety and/or regulatory non-compliance. Depending on the terms under which we supply products, an OEM may hold us responsible for some or all of the repair or replacement costs of these products under warranty when the product supplied did not perform as represented.

As we continue to develop products containing complex software systems designed to support today's increasingly connected vehicles, these systems result in potential increases to our risks in product safety, regulatory compliance, product liability, warranty, and recall claims. In addition, the warranty period for certain electric vehicle components is generally eight to ten years, which increases our risk for warranty claims over the life of a product.

In addition, a product recall could generate substantial negative publicity about our business and interfere with our manufacturing plans and product delivery obligations as we seek to repair affected products. Our costs associated with product liability, warranty, and recall claims could be material.

We are dependent on market acceptance of our new product introductions and product innovations for future revenue, and we may not realize all of the revenue or achieve anticipated gross margins from products subject to existing awards or for which we are currently engaged in development.

Substantially all markets in which we operate are impacted by technological change or change in consumer tastes and preferences, which are rapid in certain markets. Our operating results depend substantially upon our ability to continually design, develop, introduce, and sell new and innovative products; to modify existing products; and to customize products to meet customer requirements driven by such change. There are numerous risks inherent in these processes, including the risk that we will be unable to anticipate the direction of technological change; that we will be unable to develop and market profitable new products and applications before our competitors or in time to satisfy customer demands; the possibility that investment of significant time and resources will not be successful; the possibility that the marketplace does not accept our products or services; that we are unable to retain customers that adopt our new products or services; and the risk of additional liabilities associated with these efforts.

Our ability to generate revenue from products pending customer awards is subject to a number of important risks and uncertainties, many of which are beyond our control, including the number of products our customers will actually produce, as well as the timing of such production. Many of our customer agreements provide for the supply of a certain share of the customer's requirements for a particular application or platform, rather than for a specific quantity of products. In some cases, we have no remedy if a customer chooses to purchase less than we expect. In cases where customers do make minimum volume commitments to us, our remedy for their failure to meet those minimum volumes may be limited to increased pricing on those products that the customer does purchase from us or renegotiating other contract terms. There is no assurance that such price increases or new terms will offset a shortfall in expected revenue. In addition, some of our customers may have the right to discontinue a program or replace us with another supplier under certain circumstances. As a result, products for which we are currently incurring development expenses may not be manufactured by our customers at all, or they may be manufactured in smaller amounts than currently anticipated. Therefore, our anticipated future revenue from products relating to existing customer awards or product development relationships may not result in firm orders from customers for the originally contracted amount.

We also incur capital expenditures and other costs and price our products based on estimated production volumes. If actual production volumes were significantly lower than estimated, our anticipated revenue and gross margin from those new products would be adversely affected. We cannot predict the ultimate demand for our customers' products, nor can we predict the extent to which we would be able to pass through unanticipated per-unit cost increases to our customers.

Increasing costs for, or limitations on the supply of or access to, manufactured components and raw materials may adversely affect our business and results of operations.

We use a broad range of manufactured components, subassemblies, and raw materials in the manufacture of our products in both our Performance Sensing and Sensing Solutions segments, including those containing certain commodities (e.g., semiconductors, resins, and metals), which may experience significant volatility in their price and availability due to, among other things, new laws or regulations, including the impact of tariffs, trade barriers, trade disputes, export or sourcing restrictions, economic sanctions, and global economic or political events including government actions, labor strikes, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in foreign currency exchange rates, and prevailing price levels.

It has historically been difficult to pass increased prices for manufactured components and raw materials to our customers through price increases. Therefore, a significant increase in the price or a decrease in the availability of these items, such as those experienced in the global supply chain shortages of the past few years, could materially increase our operating costs and materially and adversely affect our business and results of operations. The impact of these global supply chain shortages of the past few years, including production delays on a vast and varied number of products across industries and geographies and increased procurement and logistics costs, has been unprecedented. Accordingly, we continue to actively work with our customers to share the inflationary burden of these factors. In addition, where possible, we have been working to adjust our long-term supply agreements, strengthen our relationships with our suppliers, increase inventory on hand, increase visibility into long-term supply and demand, and accelerate the use of alternate materials to increase supply chain visibility. If the future impacts of these shortages are more severe than we currently expect, or if our efforts to share the inflationary burden of these factors do not sufficiently offset our costs, it could result in deterioration of our results.

We have entered into hedge arrangements for certain metals used in our products in an attempt to minimize commodity pricing volatility and may continue to do so from time to time in the future. Such hedges might not be economically successful. In addition, these hedges do not qualify as accounting hedges in accordance with U.S. generally accepted accounting principles. Accordingly, the change in fair value of these hedges is recognized in earnings immediately, which could cause volatility in our results of operations from quarter to quarter.

In connection with the implementation of our corporate strategies, we face risks associated with the acquisition of businesses, the integration of acquired businesses, and the growth and development of these businesses.

In pursuing our corporate strategy, we have in the past, and may in the future, acquire other businesses. The success of this strategy is dependent upon our ability to identify appropriate acquisition targets, negotiate transactions on favorable terms, complete transactions, and successfully integrate them into our existing businesses. There can be no assurance that we will realize the anticipated synergies or cost savings related to acquisitions, including, but not limited to, revenue growth and operational efficiencies, or that they will be achieved in our estimated timeframe. We may not be able to successfully integrate and streamline overlapping functions from future acquisitions, and integration may be more costly to accomplish than we expect. There is also no guarantee that the acquired businesses will perform according to the business case used in justifying the acquisition. In addition, we could encounter difficulties in managing our combined company due to its increased size and scope.

Subject to the terms of our indebtedness, we may finance future acquisitions with cash from operations, additional indebtedness, and/or by issuing additional equity securities. In addition, we could face financial risks associated with incurring additional indebtedness such as reducing our liquidity, limiting our access to financing markets, and increasing the amount of service on our debt. The availability of debt to finance future acquisitions may be restricted, and our ability to make future acquisitions may be limited. Refer to separate risk factor for additional information related to risks regarding our level of indebtedness.

In addition, many of the businesses that we acquire and develop will likely have significantly smaller scales of operations prior to the implementation of our growth strategy. If we are not able to manage the growing complexity of these businesses, including improving, refining, or revising our systems and operational practices, and enlarging the scale and scope of the businesses, our business may be adversely affected. Other risks include developing knowledge of and experience in the new business, integrating the acquired business into our systems and culture, recruiting professionals, and developing and capitalizing on new relationships with experienced market participants. External factors, such as compliance with new or revised regulations, competitive alternatives, and shifting market preferences may also impact the successful implementation of a new line of business. Failure to manage these risks in the acquisition or development of new businesses could materially and adversely affect our business, results of operations, and financial condition.

Restructuring our business or divesting some of our businesses or product lines in the future may have a material adverse effect on our results of operations, financial condition, and cash flows.

In pursuing our corporate strategy, we continue to evaluate the strategic fit of specific businesses and products and occasionally dispose of or exit businesses and products. The success of this strategy is dependent upon our ability to identify appropriate disposition targets, negotiate transactions on favorable terms, and complete transactions. Any divestitures may result in significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition. Divestitures could involve additional risks, including difficulties in the separation of operations, services, products, and personnel; the diversion of management's attention from other business concerns; the disruption of our business; and the potential loss of key employees. There can be no assurance that we will be successful in addressing these or any other significant risks encountered. In the year ended December 31, 2022, we sold various assets and liabilities comprising our semiconductor test and thermal business (collectively, the "Qinex Business"). Refer to *Note 21: Acquisitions and Divestitures* of our audited consolidated financial statements and accompanying notes thereto (the "Financial Statements") included elsewhere in this Report for additional information.

We also may seek to restructure our business in the future by relocating operations, disposing of certain assets, or consolidating operations. There can be no assurance that any restructuring of our business will not adversely affect our financial condition, leverage, or results of operations. In addition, any significant restructuring of our business will require significant managerial attention, which may be diverted from our other operations. In the year ended December 31, 2023, we exited the marine energy storage business (the "Marine Business") of Spear Power Systems ("Spear"). In addition, we committed to a plan to reorganize our business (the "Q3 2023 Plan"), which consisted of voluntary and involuntary reductions-in-force, site closures, and other cost-savings initiatives. Refer to *Note 5: Restructuring and Other Charges, Net* of our Financial Statements included elsewhere in this Report for additional information on these activities.

Labor disruptions or increased labor costs have had, and may in the future have, adverse impacts on our business.

A material labor disruption or work stoppage at one or more of our manufacturing or business facilities could have a material adverse effect on our business. In addition, work stoppages occur relatively frequently in the industries in which many of our customers operate, such as the transportation industry. If one or more of our larger customers were to experience a material work stoppage for any reason, that customer may halt or limit the purchase of our products. This could cause us to reduce production levels or shut down production facilities relating to those products, which could have a material adverse effect on our business, results of operations, and/or financial condition.

We operate in markets that are highly competitive and competitive pressures could require us to lower our prices or result in reduced demand for our products.

We operate in markets that are highly competitive, and we compete on the basis of product performance in mission-critical operating environments, quality, service, reliability, manufacturing footprint, and commercial competitiveness across the industries and end markets we serve. A significant element of our competitive strategy is to design and manufacture high-quality products that meet the needs of our customers at a commercially competitive price, particularly in markets where low-cost, country-based suppliers, primarily in China with respect to the Sensing Solutions segment, have entered the markets or increased their per-unit sales in these markets by delivering products at low cost to local OEMs. In addition, certain of our competitors in the transportation sensor market are influenced or controlled by major OEMs or suppliers, thereby limiting our access to these customers. Many of our customers also rely on us as their sole source of supply for many of the products that we have historically sold to them. These customers may choose to develop relationships with additional suppliers or elect to produce some or all of these products internally, primarily to reduce risk of delivery interruptions or as a means of extracting more value from us. Certain of our customers currently have, or may develop in the future, the capability to internally produce the products that we sell to them and may compete with us with respect to those and other products and with respect to other customers.

Many of our customers, including transportation manufacturers and other industrial and commercial OEMs, demand annual price reductions. If we are not able to offset continued price reductions through improved operating efficiencies and reduced expenditures, these price reductions may have a material adverse effect on our results of operations and cash flows. In addition, our customers occasionally require engineering, design, or production changes. In some circumstances, we may be unable to cover the costs of these changes with price increases. Further, as our customers grow larger, they may increasingly require us to provide them with our products on an exclusive basis, which could limit sales, cause an increase in the number of products we must carry and, consequently, increase our inventory levels and working capital requirements. Certain of our customers, particularly in the automotive industry, are increasingly requiring their suppliers to agree to their standard purchasing terms without deviation as a condition to engage in future business transactions, many of which are increasing warranty requirements. As a result, we may find it difficult to enter into agreements with such customers on terms that are commercially reasonable to us.

Security incidents and other disruptions to our information technology ("IT") infrastructure could interfere with our operations, compromise confidential information, and expose us to liability, which could have a material adverse impact our business and reputation.

In the ordinary course of business, we rely on IT networks and systems, some of which are managed by third parties, to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities.

We are at risk of attack by a growing list of adversaries through increasingly sophisticated methods. Because the techniques used to obtain unauthorized access or sabotage systems change frequently, we may be unable to anticipate these techniques or implement adequate preventative measures. In addition, we may not be able to detect incidents in our IT systems or assess the severity or impact of an incident in a timely manner. We have experienced attacks to our systems and networks and have from time-to-time experienced cybersecurity incidents, such as computer viruses and malware, unauthorized parties gaining access to our IT systems, and similar incidents, which to date have not had a material impact on our business. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access. Additionally, we have been an acquisitive organization and the process of integrating the information systems of the businesses we acquire is complex and exposes us to additional risk as we might not adequately identify weaknesses in the targets' information systems, which could expose us to unexpected liabilities or make our own systems more vulnerable to attack.

Despite our cybersecurity measures (including employee and third-party training, monitoring of networks and systems, maintenance of backup and protective systems, and maintenance of cybersecurity insurance), our IT networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due to attacks by hackers, breaches, employee error or malfeasance, power outages, computer viruses, malware and ransomware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. We also face the challenge of supporting our older systems and implementing necessary upgrades.

Moreover, as we continue to develop products containing complex software systems designed to support today's increasingly connected world, these systems also could be susceptible to similar interruptions, including the possibility of unauthorized access. Further, as we transition to offering more cloud-based solutions that are dependent on the internet or other networks to operate with increased users, we may become a greater target for cyber threats, such as malware, denial of service, external adversaries, or insider threats.

These types of incidents affecting us or our third-party vendors could result in intellectual property or other confidential information being lost or stolen, including client, employee, or company data. Any such events could result in legal claims or proceedings, liability or penalties under privacy laws and/or export control laws, disruption in operations, and damage to our reputation, which could materially adversely affect our business. Further, to the extent that any disruption or security incident results in a loss of, or damage to, our data, or an inappropriate disclosure of confidential information, it could cause significant damage to our reputation, affect our relationships with our customers, lead to claims against us, and ultimately harm our business, financial condition, and/or results of operations.

Improper disclosure of confidential, personal, or proprietary data could result in regulatory scrutiny, legal liability, or harm to our reputation. Changes to data protection laws, new customer requirements, and changes to international data transfer rules could impose new burdens.

One of our significant responsibilities is to maintain the security and privacy of our employees' and customers' confidential and proprietary information. We maintain policies, procedures, and technological safeguards designed to protect the security and privacy of this information and regularly review compliance changes in the jurisdictions where Sensata operates. Nevertheless, we cannot eliminate the risk of human error, employee or vendor malfeasance, or cyber-attacks that could result in improper access to or disclosure or transfer of confidential, personal, or proprietary information by Sensata or our supply chain. Such access transfers could harm our reputation and subject us to liability under our contracts and the laws and regulations that protect personal and export-controlled data, resulting in increased costs, loss of revenue, and loss of customers. The release of confidential information could also lead to litigation or other proceedings against us by affected individuals, business partners, or by regulators, and the outcome of such proceedings, which could include penalties or fines, could have a significant negative impact on our business.

In many jurisdictions we are subject to laws and regulations relating to the use of this information. These laws and regulations are changing rapidly, are becoming increasingly complex, and can conflict across the jurisdictions in which we operate. Our failure to adhere to processes in response to changing regulatory requirements could result in legal liability, significant regulator penalties and fines, or impair our reputation in the marketplace.

In addition, laws and regulations for smart vehicles are expected to continue to evolve in numerous jurisdictions globally, which could affect our product portfolio and operations. Further, managing and securing personal and customer data that our products, as well as our partners' products, gather is a new and evolving risk for us.

Our future success depends in part on our ability to attract and retain key senior management and qualified technical, sales, and other personnel.

Our future success depends in part on our continued ability to retain key executives and our ability to attract and retain qualified technical, sales, and other personnel. Significant competition exists for such personnel, and we cannot assure the retention of our key executives, technical, and sales personnel or our ability to attract, integrate, and retain other such personnel that may be required in the future. We cannot assure that employees will not leave and subsequently compete against us. If we are unable to attract and retain key personnel, our business, financial condition, and results of operations could be adversely affected.

We are subject to various risks related to public health crises, including the COVID-19 pandemic, which have had, and may in the future have, material and adverse impacts on our business, financial condition, liquidity, and results of operations.

Any outbreaks of contagious diseases and other adverse public health developments in countries where we operate could have a material and adverse impact on our business, financial condition, liquidity, and results of operations. As has occurred with the COVID-19 pandemic, a global pandemic could cause significant disruption to the global economy, including in all of the regions in which we, our suppliers, distributors, business partners, and customers do business and in which our workforce is located. A global pandemic and efforts to manage it, including those by governmental authorities, could have significant impacts on global markets, and could have a significant, negative impact on our sales and operating results. Disruptions could include: partial shutdowns of our facilities as mandated by government decree; government actions limiting our ability to adjust certain costs; significant travel restrictions; "work-from-home" orders; limited availability of our workforce; supplier constraints; supply chain interruptions; logistics challenges and limitations; and reduced demand from certain customers. The COVID-19 pandemic has had, and could continue to have, these effects on the economy and our business.

Additionally, the impacts described above and other impacts of a global pandemic, including responses to it, could substantially increase the risk to us from the other risks described in this *Item 1A: Risk Factors*.

Financial Risks

We have identified material weaknesses in our internal control over financial reporting. These material weaknesses could in the future adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

We have identified material weaknesses in our internal control over financial reporting and those weaknesses have led to a conclusion that our internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2023. We did not specify objectives with sufficient clarity to enable an appropriate level of risk assessment and monitoring. Additionally, our control activities did not adequately establish policies, procedures, information protocols and communications to design and operate effective control, due in part, to a lack of appropriate accounting personnel, impacting areas such as inventory and account reconciliation processes in our Americas Accounting and Shared Services teams located in Mexico. Our management is taking action to remediate the deficiencies in its internal controls over financial reporting by developing a remediation plan, which could include the engagement of third-party consultants to evaluate and help formalize internal controls design and framework; the completion of a risk assessment to determine areas within the internal control structure to strengthen, document and execute; and the augmentation, reorganization or replacement of personnel where necessary to ensure appropriate levels of knowledge and execution to support internal control structure assessment, design, and execution.

If actions to remediate these material weaknesses are not completed on a timely basis, or if other remediation efforts are not successful, we may, in the future, identify additional internal control deficiencies that could rise to the level of a material weakness or uncover other errors in financial reporting.

Failure to have effective internal control over financial reporting and disclosure controls and procedures could impair our ability to produce accurate financial statements on a timely basis, or provide reliable financial statements needed for business decision processes, and our business and results of operations could be harmed. Additionally, investors could lose confidence in our reported financial information and our ability to obtain additional financing, or additional financing on favorable terms, could be adversely affected. Also, failure to maintain effective internal control over financial reporting could result in sanctions by regulatory authorities, and our independent registered public accounting firm may not be able to attest that such internal controls are effective when they are required to do so.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Our reporting currency is the U.S. dollar ("USD"). We derive a significant portion of our net revenue from markets outside the U.S. For financial reporting purposes, the functional currency of all of our subsidiaries has historically been the USD because of the significant influence of the USD on our operations. Effective October 1, 2023, as a result of significant changes in economic facts and circumstances in the operations of our China foreign entities, the functional currency of our wholly-owned subsidiaries in China changed to the Chinese Renminbi ("CNY"). The changes in economic facts and circumstances caused a permanent change to our strategy in China toward a more self-contained model making China the primary economic environment in which these subsidiaries operate.

A portion of our net revenue, expenses, receivables, and payables are denominated in currencies other than our functional currency. At the date that a transaction denominated in a currency other than our functional currency is recognized, each asset, liability, revenue, expense, gain, or loss arising from the transaction is measured and recorded in the functional currency using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in currency other than the functional currency are adjusted to the functional currency using the exchange rate at the balance sheet date, with gains or losses recognized in other, net in the consolidated statements of operations.

We, therefore, face exposure to adverse movements in exchange rates of these currencies, which may change over time and could affect our financial results and cash flows.

Our level of indebtedness could adversely affect our financial condition and our ability to operate our business, including our ability to service our debt and/or comply with the related covenants.

The credit agreement governing our secured credit facility (as amended, supplemented, waived, or otherwise modified, the "Credit Agreement") provides for senior secured credit facilities (the "Senior Secured Credit Facilities") consisting of a term loan facility (the "Term Loan"), a $750.0 million revolving credit facility (the "Revolving Credit Facility"), and incremental availability (the "Accordion") under which additional secured credit facilities could be issued under certain circumstances. In fiscal year 2023, we repaid the remaining balance on the Term Loan. As of December 31, 2023, we had $3,425.2 million of gross outstanding indebtedness, including various tranches of senior unsecured notes (the "Senior Notes"). Refer to *Note 14: Debt* of our Financial Statements included elsewhere in this Report for additional information related to our outstanding indebtedness.

Our substantial indebtedness could have important consequences. For example, it could make it more difficult for us to satisfy our debt obligations; restrict us from making strategic acquisitions; limit our ability to repurchase shares; limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities, thereby placing us at a competitive disadvantage if our competitors are not as highly-leveraged; increase our vulnerability to general adverse economic and market conditions; or require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness if we do not maintain specified financial ratios or are not able to refinance our indebtedness as it comes due, thereby reducing the availability of our cash flows for other purposes. In addition, the Accordion permits us to incur additional secured credit facilities in certain circumstances in the future, subject to certain limitations as defined in the indentures under which the Senior Notes were issued. This could allow us to issue additional secured debt or increase the capacity of the Revolving Credit Facility. If we increase our indebtedness by borrowing under the Revolving Credit Facility or incur other new indebtedness under the Accordion, the risks described above would increase.

We cannot guarantee that we will be able to obtain enough capital to service our debt and fund our planned capital expenditures and business plan. If we complete additional acquisitions, our debt service requirements could also increase. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity investments, or reducing or delaying capital expenditures, strategic acquisitions, investments, and alliances, any of which could have a material adverse effect on our operations. Additionally, we may not be able to complete such actions, if necessary, on commercially reasonable terms, or at all.

If we experience an event of default under any of our debt instruments that is not cured or waived, the holders of the defaulted debt could cause all amounts outstanding with respect to the debt to become due and payable immediately, which, in turn, would result in cross-defaults under our other debt instruments. Our assets and cash flows may not be sufficient to fully repay borrowings if accelerated upon an event of default. If, when required, we are unable to repay, refinance, or restructure our indebtedness under, or amend the covenants contained in, the Credit Agreement, or if a default otherwise occurs, the lenders under the Senior Secured Credit Facilities could: elect to terminate their commitments thereunder; cease making further loans; declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable; institute foreclosure proceedings against those assets that secure the borrowings under the Senior Secured Credit Facilities; and prevent us from making payments on the Senior Notes. Any such actions could force us into bankruptcy or liquidation, and we might not be able to repay our obligations in such an event.

Changes in government trade policies, including the imposition of tariffs, may have a material impact on our results of operations.

We evaluate all trade policies that impact us, and we adjust our operational strategies to mitigate the impact of these policies. However, trade policies, including quotas, duties, tariffs, taxes, or other restrictions on the import or export of our products, are subject to change, and we cannot ensure that any mitigation strategies employed will remain available in the future or that we will be able to offset tariff-related costs or maintain competitive pricing of our products. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the global economy, which in turn could have a material adverse effect on our business, operating results, and financial condition.

Existing duty reduction and deferral programs, such as free-trade agreements, duty drawback, and inward processing relief, provide beneficial impacts to our duties and tariffs for qualifying imports and exports, subject to compliance with each program's unique requirements. Changes in laws or policies governing the terms of these duty reduction and deferral programs could have a material adverse effect on our business and financial results. In addition, most of our facilities in Mexico operate under the Mexican Maquiladora program. This program provides for reduced tariffs and eased import regulations; we could be adversely affected by changes in such program, or by our failure to comply with its requirements.

Further tariffs may be imposed on other imports of our products, or our business may be further impacted by retaliatory trade measures taken by China or other countries in response to existing or future U.S. tariffs or other measures (e.g., subsidies). We may raise our prices on products subject to such tariffs to share the cost with our customers, which could harm our operating performance or cause our customers to seek alternative suppliers. In addition, we may seek to shift some of our China manufacturing to other countries, which could result in additional costs and disruption to our operations. We also sell our products globally and, therefore, our export sales could be impacted by the tariffs. Any material reduction in sales may have a material adverse effect on our results of operations.

We have recorded a significant amount of goodwill and other identifiable intangible assets, and we may be required to recognize goodwill or intangible asset impairments, which would reduce our earnings.

We have recorded a significant amount of goodwill and other identifiable intangible assets. Goodwill and other intangible assets, net totaled approximately $4.4 billion as of December 31, 2023, or 58% of our total assets. Goodwill, which represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized, was approximately $3.5 billion as of December 31, 2023, or 46% of our total assets. Goodwill and other identifiable intangible assets were recognized at fair value as of the corresponding acquisition date.

We evaluated our goodwill for impairment as of October 1, 2023. Based on this analysis, we determined that as of October 1, 2023, goodwill related to our Insights reporting unit was impaired, and in the fourth quarter of 2023, we recorded a $321.7 million non-cash impairment charge, representing the entire goodwill balance allocated to Insights. This impairment was primarily driven by a lower long-range financial forecast resulting from the impact of restructuring actions taken in the third and fourth quarters of 2023 and consequent business decisions regarding our level of investment in Insights in future years, considering our focus on electrification. Other valuation assumptions for the Insights reporting unit valuation that are impacted by macroeconomic factors also contributed to the impairment.

Additional impairment of goodwill or other identifiable intangible assets may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in laws or regulations, significant unexpected or planned changes in the use of assets or future changes to go-to-market or product offerings strategy, and a variety of other factors. We consider a combination of quantitative and qualitative factors to determine whether a reporting unit is at risk of failing the goodwill impairment test, including: the timing of our most recent quantitative impairment tests and the relative amount by which a reporting unit's fair value exceeded its then carrying value, the inputs and assumptions underlying our valuation models and the sensitivity of our fair value measurements to those inputs and assumptions, the impact that adverse economic or market conditions may have on the degree of uncertainty inherent in our long-term operating forecasts, and changes in the carrying value of a reporting unit's net assets from the time of our most recent goodwill impairment test. We also consider the impact of recent acquisitions in our expectations of the reporting units, such as the Insights and Dynapower reporting units, and how these acquisitions perform against their original expected performance, as these might put pressure on the reporting units' fair value over carrying value in the short term. Based on the results of this analysis, we do not consider any of our reporting units outside of Insights, which was already fully impaired, to be at risk of failing the goodwill impairment test.

The amount of any quantified impairment must be expensed immediately as a charge that is included in operating income, which may impact our ability to raise capital. Should certain assumptions used in the development of the fair value of our other reporting units change, we may be required to recognize additional impairments of goodwill or other intangible assets.

Refer to *Note 11: Goodwill and Other Intangible Assets, Net* of our Financial Statements included elsewhere in this Report for additional information related to our goodwill and other identifiable intangible assets and the Insights impairment charge. Refer to *Critical Accounting Policies and Estimates*, in *Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations* included elsewhere in this Report for additional information related to the assumptions used in the development of the fair value of our reporting units.

Our global effective tax rate is subject to a variety of different factors that could create volatility in that tax rate, expose us to greater than anticipated tax liabilities, or cause us to adjust previously recognized tax assets and liabilities.

We are subject to income taxes in the United Kingdom (the "U.K."), China, Mexico, the U.S., and many other jurisdictions. As a result, our global effective tax rate from period to period can be affected by many factors, including changes in tax legislation, changes in tax rates and tax laws, our jurisdictional mix of earnings, the use of global funding structures, the tax characteristics of our income, the effects on our revenues and costs of complying with transfer pricing requirements under differing laws of various countries, consequences of acquisitions and dispositions of businesses and business segments, the generation of sufficient future taxable income to realize our deferred tax assets, and the taxation of subsidiary income in the jurisdiction of its parent company regardless of whether or not distributed. Significant judgment is required in determining our worldwide provision for (or benefit from) income taxes, and our determination of the amount of our tax liability is always subject to review by applicable tax authorities. Refer to *Note 7: Income Taxes* of our Financial Statements included elsewhere in this Report for additional information related to our accounting for income taxes.

We cannot provide any assurances as to what our tax rate will be in any period because of, among other things, uncertainty regarding the nature and extent of our business activities in any particular jurisdiction in the future and the tax laws of such jurisdictions, as well as changes in U.S. and other tax laws, treaties, and regulations, in particular related to proposed tax laws by the U.S. or other governments, which could increase our tax liabilities. Our actual global tax rate may vary from our expectation and that variance may be material. We continually monitor all global regulatory developments and consider alternatives to limit their detrimental impacts. However, not all unfavorable developments can be moderated, and we may consequently experience adverse effects on our effective tax rate and cash flows.

For example, the European Commission (the "EC") has been conducting investigations of state aid and have focused on whether EU sovereign country laws or rulings provide favorable treatment to taxpayers conflicting with its interpretation of EU law. EC findings may have retroactive effect and can cause increases in tax liabilities where we considered ourselves in full compliance with local legislation.

Furthermore, on December 15, 2022, the EU Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum jurisdictional effective tax rate of 15%. The legislation is effective for our fiscal year beginning January 1, 2024. We continue to evaluate the potential impact on future periods due to the Pillar Two framework, as such changes could result in complexity and uncertainty in countries where we do business and could increase our effective tax rate.

We could be subject to future audits conducted by both foreign and domestic tax authorities, and the resolution of such audits could impact our tax rate in future periods, as would any reclassification or other changes (such as those in applicable accounting rules) that increases the amounts we have provided for income taxes in our consolidated financial statements. There can be no assurance that we would be successful in attempting to mitigate the adverse impacts resulting from any changes in law, audits, and other matters. Our inability to mitigate the negative consequences of any changes in the law, audits, and other matters could cause our global tax rate to increase, our use of cash to increase, and our financial condition and results of operations to suffer.

We are a holding company and, therefore, may not be able to receive dividends or other payments in needed amounts from our subsidiaries.

We are organized as a holding company, a legal entity that is separate and distinct from our operating entities. As a holding company without significant operations of its own, our principal assets are the shares of capital stock of our subsidiaries. We rely on dividends, interest, and other payments from these subsidiaries to meet our obligations for paying principal and interest on outstanding debt, repurchasing ordinary shares, and corporate expenses. Certain of our subsidiaries are subject to regulatory requirements of the jurisdictions in which they operate or other restrictions that may limit the amounts that subsidiaries can pay in dividends or other payments to us. No assurance can be given that there will not be further changes in law, regulatory actions, or other circumstances that could restrict the ability of our subsidiaries to pay dividends or otherwise make payments to us. Furthermore, no assurance can be given that our subsidiaries may be able to make timely payments to us in order for us to meet our obligations.

Legal and Regulatory Risks

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act (the "U.S. FCPA"), the U.K.'s Bribery Act, and similar worldwide anti-bribery laws.

The U.S. FCPA, the U.K.'s Bribery Act, and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance program, we cannot provide assurance that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, financial condition, and/or cash flows.

Export of our products is subject to various export control regulations and may require a license for export. Any failure to comply with such regulations could result in governmental enforcement actions, fines, penalties, loss of export privileges, or other remedies, which could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to compliance with laws and regulations controlling the import and export of goods, services, software, and technical data. Certain of our products are subject to export regulations of the various jurisdictions in which we operate ("Controlled Items"). The export of many such Controlled Items requires a license from the applicable government agency. Licensing decisions are made based on type of product, its destination, end use, end user, the parties involved in the transaction, national security, and foreign policy. As a result, export license approvals are not guaranteed. We have a trade compliance team and other systems in place to apply for licenses and otherwise comply with import and export regulations. Any failure to maintain compliance with such regulations could limit our ability to import or export raw material and finished goods. These laws and regulations are subject to change, and any such change may limit or exclude existing or future business opportunities, require us to change technology, or incur expenditures to comply with such laws and regulations.

We have discovered in the past, and may discover in the future, deficiencies in our trade compliance program. Although we continue to enhance our trade compliance program, we cannot guarantee that any such enhancements will ensure full compliance with applicable laws and regulations at all times, or that applicable authorities will not raise compliance concerns or perform audits to confirm our compliance with applicable laws and regulations. Any failure by us to comply with applicable laws and regulations could result in governmental enforcement actions, fines, penalties, criminal and/or civil proceedings, or other remedies, any of which could have a material adverse effect on our business, results of operations, and/or financial condition.

Changes in existing environmental or safety laws, regulations, and programs could reduce demand for our products, which could cause our revenue to decline.

A significant amount of our business is generated either directly or indirectly as a result of existing laws, regulations, and programs related to environmental protection, fuel economy, energy efficiency, and safety regulation. Accordingly, a relaxation or repeal of these laws and regulations, or changes in governmental policies regarding the funding, implementation, or enforcement of these programs, could result in a decline in demand for environmental and/or safety products, which may have a material adverse effect on our revenue.

Our operations expose us to the risk of material environmental liabilities, litigation, government enforcement actions, and reputational risk.

We are subject to numerous federal, state, and local environmental protection and health and safety laws and regulations in the various countries where we operate and where our products are sold. These laws and regulations govern, among other things, the generation, storage, use, and transportation of hazardous materials; emissions or discharges of substances into the environment; investigation and remediation of hazardous substances or materials at various sites; GHG emissions; product hazardous material content; and the health and safety of our employees.

We may not have been, or we may not always be, in compliance with all environmental and health and safety laws and regulations. If we violate these laws, we could be fined, criminally charged, or otherwise sanctioned by regulators. In addition, environmental and health and safety laws are becoming more stringent, resulting in increased costs and compliance burdens.

Certain environmental laws assess liability on current or previous owners or operators of real property for the costs of investigation, removal, and remediation of hazardous substances or materials at their properties or properties at which they have disposed of hazardous substances. Liability for investigation, removal, and remediation costs under certain federal and state laws is retroactive, strict, and joint and several. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances.

We cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our results of operations, financial condition, and cash flows, or that we will not be subject to additional environmental claims for personal injury, property damage, and/or cleanup in the future based on our past, present, or future business activities.

In addition, our products are subject to various requirements related to chemical usage, hazardous material content, and recycling. The EU, China, and other jurisdictions in which our products are sold have enacted, or are proposing to enact, laws addressing environmental and other impacts from product disposal, use of hazardous materials in products, use of chemicals in manufacturing, recycling of products at the end of their useful life, and other related matters. These laws include but are not limited to the EU RoHS, ELV, and Waste Electrical and Electronic Equipment Directives; the EU REACH regulation; the German Explosives Act; and the China law on Management Methods for Controlling Pollution by Electronic Information Products. These laws prohibit the use of certain substances in the manufacture of our products and directly and indirectly impose a variety of requirements for modification of manufacturing processes, registration, chemical testing, labeling, and other matters. These laws continue to proliferate and expand in these and other jurisdictions to address other materials and aspects of our product manufacturing and sale. These laws could make the manufacture or sale of our products more expensive or impossible, could limit our ability to sell our products in certain jurisdictions, and could result in liability for product recalls, penalties, or other claims.

Our ability to compete effectively depends, in part, on our ability to maintain the proprietary nature of our products and technology.

The electronics industry is characterized by litigation regarding patent and other intellectual property rights. Within this industry, companies have become more aggressive in asserting and defending patent claims against competitors. There can be no assurance that we will not be subject to future litigation alleging infringement or invalidity of certain of our intellectual property rights, or that we will not have to pursue litigation to protect our property rights. Depending on the importance of the technology, product, patent, trademark, or trade secret in question, an unfavorable outcome regarding one of these matters may have a material adverse effect on our results of operations, financial condition, and/or cash flows.

We may be subject to claims that our products or processes infringe on the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages, modify our products or processes, or prevent us from selling our products.

Third parties may claim that our processes and products infringe their intellectual property rights. Whether or not these claims have merit, we may be subject to costly and time-consuming legal proceedings, and this could divert management's attention from operating our business. If these claims are successfully asserted against us, we could be required to pay substantial damages, make future royalty payments, and/or could be prevented from selling some or all of our products. We also may be obligated to indemnify our business partners or customers in any such litigation. Furthermore, we may need to obtain licenses from these third parties or substantially re-engineer or rename our products in order to avoid infringement. In addition, we might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer or rename our products successfully. If we are prevented from selling some or all of our products, our sales could be materially adversely affected.

We are a defendant to a variety of litigation in the course of our business that could cause a material adverse effect on our results of operations, financial condition, and/or cash flows.

In the normal course of business, we are, from time to time, a defendant in litigation, including litigation alleging the infringement of intellectual property rights, anti-competitive behavior, product liability, breach of contract, and employment-related claims. In certain circumstances, patent infringement and antitrust laws permit successful plaintiffs to recover treble damages. The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could cause a material adverse effect on our results of operations, financial condition, and/or cash flows.

U.K. Domicile Risks

As a public limited company incorporated under the laws of England and Wales, we may have less flexibility with respect to certain aspects of capital management.

English law imposes additional restrictions on certain corporate actions. For example, English law provides that a board of directors may only allot, or issue, securities with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. English law also generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders at a general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years as specified in the articles of association or relevant shareholder resolution. We currently only have authorization to issue shares under our equity plan excluding preemptive rights until our next annual general meeting. This authorization and exclusion needs to be renewed by our shareholders periodically and we intend to renew the authorization and exclusion at each annual general meeting.

English law also requires us to have available "distributable reserves" to make share repurchases or pay dividends to shareholders. Distributable reserves may be created through the earnings of the U.K. parent company or other actions. While we intend to maintain a sufficient level of distributable reserves, there is no assurance that we will continue to generate sufficient earnings in order to maintain the necessary level of distributable reserves to make share repurchases or pay dividends.

English law also generally prohibits a company from repurchasing its own shares by way of "off-market purchases" without the prior approval of our shareholders. Such approval lasts for a maximum period of up to five years. Our shares are traded on the New York Stock Exchange, which is not a recognized investment exchange in the U.K. Consequently, any repurchase of our shares is currently considered an "off-market purchase." Our current authorization expires on May 28, 2025, and we intend to renew this authorization periodically.

As a public limited company incorporated under the laws of England and Wales, the enforcement of civil liabilities against us may be more difficult.

Because we are a public limited company incorporated under the laws of England and Wales, investors could experience more difficulty enforcing judgments obtained against us in U.S. courts than would have been the case for a U.S. company. In addition, it may be more difficult (or impossible) to bring some types of claims against us in courts in England than it would be to bring similar claims against a U.S. company in a U.S. court.

As a public limited company incorporated under the laws of England and Wales, it may not be possible to effect service of process upon us within the U.S. to enforce judgments of U.S. courts against us based on the civil liability provisions of the U.S. federal securities laws.

There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities solely based on the U.S. federal securities laws. The English courts will, however, treat any amount payable by us under U.S. judgment as a debt and new proceedings can be commenced in the English courts to enforce this debt against us. The following criteria must be satisfied for the English court to enforce the debt created by the U.S. judgment: (1) the U.S. court having had jurisdiction over the original proceedings according to English conflicts of laws principles and rules of English private international law at the time when proceedings were initiated; (2) the U.S. proceedings not having been brought in breach of a jurisdiction or arbitration clause except with the agreement of the defendant or the defendant's subsequent submission to the jurisdiction of the court; (3) the U.S. judgment being final and conclusive on the merits in the sense of being final and unalterable in the court which pronounced it and being for a definite sum of money; (4) the recognition or enforcement, as the case may be, of the U.S. judgment not contravening English public policy in a sufficiently significant way or contravening the Human Rights Act 1998 (or any subordinate legislation made thereunder, to the extent applicable); (5) the U.S. judgment not being for a sum payable in respect of taxes, or other charges of a like nature, or in respect of a penalty or fine, or otherwise based on a U.S. law that an English court considers to be a penal or revenue law; (6) the U.S. judgment not having been arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained, and not otherwise being a judgment contrary to section 5 of the Protection of Trading Interests Act 1980 or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act; (7) the U.S. judgment not having been obtained by fraud or in breach of English principles of natural justice; (8) the U.S. judgment not being a judgment on a matter previously determined by an English court, or another court whose judgment is entitled to recognition (or enforcement as the case may be) in England, in proceedings involving the same parties that conflicts with an earlier judgment of such court; (9) the party seeking enforcement (being a party who is not ordinarily resident in some part of the U.K. or resident in an EU Member State) providing security for costs, if ordered to do so by the English courts; and (10) the English enforcement proceedings being commenced within the relevant limitation period.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Cyber criminals are becoming more sophisticated and effective every day. All companies utilizing technology are subject to threats or attempts of cybersecurity attacks. Maintaining data privacy and cybersecurity to protect our employees, customers, and business is an integral aspect of our operations. Our approach to data privacy and cybersecurity is defined by our commitment to preserving the trust our employees and customers place in us and focuses on driving continuous improvement as the threat landscape evolves.

Our Audit Committee and our management are actively involved in the oversight of our risk management program, of which cybersecurity represents an important component. As described in more detail below, we have established policies, standards, processes, and practices for assessing, identifying, and managing material risks from cybersecurity threats. We have devoted significant financial and personnel resources to implement and maintain security programs to meet regulatory requirements and customer expectations, and we intend to continue to make significant investments to maintain the security of our data and infrastructure.

However, there can be no guarantee that our policies and procedures will be properly followed in every instance or that those policies and procedures will be effective. Although our risk factors identified in *Item 1A: Risk Factors* included elsewhere in this Report provide further detail about the material cybersecurity risks we face, we believe that risks from prior cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our business to date. We can provide no assurance that there will not be incidents in the future or that they will not materially affect us, including our business strategy, results of operations, or financial condition.

Risk Management Strategy

We are guided by our Cybersecurity Charter, which includes our philosophy of information security, identifies the motivation for security, describes information security principles and terms, and defines the scope of information security policies and responsibilities for various functions. We continue to improve the maturity of our cybersecurity program, aligning with the National Institute of Standards and Technology ("NIST") Cybersecurity Framework.

Our Director of Cybersecurity leads our information security operations, with a focus on identifying, evaluating, mitigating, and reporting on IT and cybersecurity risks that have the potential to threaten Sensata's enterprise information assets and systems. Our cybersecurity and global IT strategy is regularly aligned with business leaders across Sensata through our IT Excellence Committee meetings, conducted 10 times a year, to ensure cyber, IT, and business priorities are communicated and understood throughout the organization.

Our policies, standards, processes, and practices for assessing, identifying, and managing material risks from cybersecurity threats are integrated into our overall risk management program and are based on frameworks established by the NIST, the International Organization for Standardization, and other applicable industry standards. Our cybersecurity program in particular focuses on the following key areas:

- *Incident Response*: We have an Incident Response Plan ("IRP") to address cybersecurity incidents as defined by Item 106 of Regulation S-K. The IRP includes as a core component an Incident Response Team ("IRT") that utilizes guidelines identified in the IRP to identify, assess, and disclose cybersecurity incidents as applicable. The IRT consists of a core team, which includes representation from IT, Legal, and Human Resources, and an extended team, which includes representation from Enterprise Risk Management, Communications, Investor Relations, Internal Audit, Legal, Accounting, and External Reporting. The core team is involved in all incidents that are classified as significant, requiring a response from the IRT, and it involves components of the extended team as applicable. The IRT allows for broad representation of various areas of expertise for use in executing the IRP. The IRT meets monthly to evaluate the effectiveness of our cybersecurity risk management processes and procedures, including the IRP. The IRP is designed to ensure prompt escalation of certain cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by management and the Board in a timely manner.

- *Defense and Monitoring*: We work to protect our computing environments and products from cybersecurity threats through multi-layered defenses and apply lessons learned from our defense and monitoring efforts to help prevent future attacks. We utilize data analytics to detect anomalies and search for cyber threats. Our Cybersecurity Operations Center provides comprehensive cyber threat detection and response capabilities and maintains a 24x7 monitoring system which complements the technology, process, and threat detection techniques we use to monitor, manage, and mitigate cybersecurity threats. From time to time, we engage third party consultants or other advisors to assist in assessing, identifying, and/or managing cybersecurity threats. We also periodically use our Internal Audit function to conduct additional reviews and assessments.

- *Insider Threats*: We maintain an insider threat program designed to identify, assess, and address potential risks from within our Company. Our program evaluates potential risks consistent with industry practices, customer requirements, and applicable law, including privacy and other considerations.

- *Third Party Risk Assessments*: We conduct information security assessments before sharing or allowing the hosting of sensitive data in computing environments managed by third parties, and our standard terms and conditions contain contractual provisions requiring certain security protections.

- *Training and Awareness*: We have robust cybersecurity training programs with frequent touch points for all employees to empower them to act responsibly and keep cybersecurity top of mind. We use monthly activities to keep employees engaged with cybersecurity, including newsletters, articles on the Sensata intranet, and mock phishing campaigns. We regularly update our comprehensive training program, which covers a wide variety of topics, from protecting work machines and personal information to social innovation and how employees can protect their digital lives at home.

- *Supplier Engagement*: We require our suppliers to comply with our standard information security terms and conditions, in addition to any requirements from our customers, as a condition of doing business with us, and require them to complete information security questionnaires to review and assess any potential cyber-related risks depending on the nature of the services being provided.

- *Risk Assessment*: At least annually, we conduct a cybersecurity risk assessment that takes into account information from internal stakeholders, our risk register, and information from external sources (e.g., reported security incidents that have impacted other companies, industry trends, and evaluations by third parties and consultants). The results of the assessment are used to drive alignment on, and prioritization of, initiatives to enhance our security controls, make recommendations to improve processes, and inform a broader enterprise-level risk assessment that is presented to our Board, Audit Committee, and members of management.

- *Technical Safeguards*: We regularly assess and deploy technical safeguards designed to protect our information systems from cybersecurity threats. Such safeguards are regularly evaluated and improved based on vulnerability assessments, cybersecurity threat intelligence, and incident response experience.

Governance

Our Board of Directors, in coordination with each of our Board Committees, is responsible for oversight of our enterprise risk management activities. The Nominating and Governance committee receives an update on the Company's risk management process at least annually, including interaction of cybersecurity with our overall risks. The Board of Directors oversees risks from cybersecurity threats through report out from the Audit Committee, which monitors cybersecurity incidents and management's response to such incidents.

Our Audit Committee directly oversees our cybersecurity program. Quarterly reports are delivered to the Audit Committee by the Chief Information & Digital Officer ("CIDO") and/or the Director of Cybersecurity at least four times per year. These reports include information about the prevention, detection, mitigation, and remediation of cybersecurity incidents, including material security risks and information security vulnerabilities. These reports also include updates on cybersecurity risk resulting from risk assessments, progress of risk reduction initiatives, external auditor feedback, control maturity assessments, and relevant internal and industry cybersecurity incidents.

Our CIDO has served in various roles in IT and information security for over 20. She holds an undergraduate degree in information management and technology. Our Director of Cybersecurity has served in various roles in IT and information security for over 18 years, including in the military and the healthcare and retail industries.

Cybersecurity Incidents

In the event of a cybersecurity incident, our response and mitigation efforts are guided by the IRP, which provides guidance on how to respond to, and recover from, a significant cyber incident requiring an organized response. We continue to conduct tabletop exercises testing the principles and procedures set forth in our IRP based on lessons learned.

While we have experienced cybersecurity incidents in the past, to date none have materially affected the Company or our financial position, results of operations and/or cash flows. We continue to invest in the cybersecurity and resiliency of our networks and to enhance our internal controls and processes, which are designed to help protect our systems and infrastructure, and the information they contain. For more information about cybersecurity risks relating to our business, refer to *Item 1A: Risk Factors* included elsewhere in this Report.

ITEM 2.   PROPERTIES

As of December 31, 2023, we occupied principal manufacturing facilities and business centers in the following locations:

| Country | Location | Reportable Segment | | Approximate Square Footage (in thousands) | |
		Performance Sensing	Sensing Solutions	Owned	Leased
Bulgaria	Botevgrad	X		184	—
Bulgaria	Plovdiv	X		125	—
Bulgaria	Sofia	X		—	121
China	Baoying [1]	X	X	301	385
China	Changzhou	X	X	618	—
India	Pune	X	X	—	32
Malaysia	Subang Jaya	X		138	—
Mexico	Aguascalientes	X	X	566	—
Mexico	Mexicali	X	X	41	116
Mexico	Tijuana	X	X	—	258
The Netherlands	Hengelo	X	X	—	94
United Kingdom	Antrim	X		—	112
United Kingdom	Swindon [2]	X		—	34
United States	Attleboro, MA [3]	X	X	—	435
United States	Carpinteria, CA	X	X	—	51
United States	Grandview, MO		X	—	47
United States	Thousand Oaks, CA	X	X	—	115
United States	Burlington, VT		X	—	133
				1,973	1,933

---

[1]   The owned portion of the properties in this location serves the Sensing Solutions segment only.

[2]   Our U.K. headquarters is located in this facility.

[3]   Our U.S. headquarters is located in this facility.

These facilities are primarily devoted to research, development, engineering, manufacturing, and assembly. In addition to these principal facilities, we occupy other manufacturing, engineering, warehousing, administrative, and sales facilities worldwide, which are primarily leased.

We consider our manufacturing facilities sufficient to meet our current operational requirements. An increase in demand for our products may require us to expand our production capacity, which could require us to identify and acquire or lease additional manufacturing facilities. We believe that suitable additional or substitute facilities will be available as required; however, if we are unable to acquire, integrate, and move into production the facilities, equipment, and personnel necessary to meet such an increase in demand, our customer relationships, results of operations, and/or financial condition may suffer materially. Leases covering our currently occupied principal leased facilities expire at varying dates within the next 13 years. We do not anticipate difficulty in retaining occupancy through lease renewals, month-to-month occupancy, or by replacing the leased facilities with equivalent facilities.

A significant portion of our owned properties and equipment is subject to a lien under the Senior Secured Credit Facilities. Refer to *Note 14: Debt* of our Financial Statements included elsewhere in this Report for additional information related to the Senior Secured Credit Facilities.

ITEM 3. LEGAL PROCEEDINGS

We are regularly involved in a number of claims and litigation matters that arise in the ordinary course of business. Although it is not feasible to predict the outcome of these matters, based upon our experience and current information known to us, we do not expect the outcome of these matters, either individually or in the aggregate, to have a material adverse effect on our results of operations, financial condition, or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our ordinary shares trade on the New York Stock Exchange under the symbol "ST."

Performance Graph

The following graph compares the total shareholder return of our ordinary shares since December 31, 2018 to the total shareholder return since that date of the Standard & Poor's ("S&P") 500 Stock Index and the S&P 500 Industrial Index. The graph assumes that the value of the investment in our ordinary shares and each index was $100.00 on December 31, 2018.



Total Shareholder Return of $100.00 Investment from December 31, 2018

		As of December 31,									
		2018		2019		2020		2021		2022	2023
Sensata	$	100.00	$	120.14	$	117.62	$	137.58	$	90.75	$	85.43
S&P 500	$	100.00	$	131.49	$	155.68	$	200.37	$	164.08	$	207.21
S&P 500 Industrial	$	100.00	$	126.83	$	138.25	$	165.07	$	153.35	$	177.94

The information in the graph and table above is not "soliciting material," is not deemed "filed" with the United States (the "U.S.") Securities and Exchange Commission, and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K (this "Report"), except to the extent that we specifically incorporate such information by reference. The total shareholder return shown on the graph represents past performance and should not be considered an indication of future price performance.

Stockholders

As of February 7, 2024, there were three holders of record of our ordinary shares, primarily Cede & Co. (which acts as nominee shareholder for the Depository Trust Company).

Dividends

In fiscal year 2023, we made payments of quarterly dividends of $0.11 per share in February 2023 and $0.12 per share in May, August, and November 2023. We expect that comparable cash dividends will continue to be paid in the foreseeable future.

Because we are a holding company, our ability to continue to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including restrictions under the terms of the agreements governing our indebtedness. In that regard, our indirect, wholly-owned subsidiary, Sensata Technologies B.V. ("STBV"), may be limited in its ability to pay dividends or otherwise make distributions to its immediate parent company and, ultimately, to us. Refer to *Note 14: Debt* of our audited consolidated financial statements and accompanying notes thereto (the "Financial Statements") included elsewhere in this Report for additional information related to our dividend restrictions.

Additionally, certain of our subsidiaries may be limited in their ability to pay dividends or make other distributions to the extent that the shareholders' equity of such subsidiary exceeds the reserves required to be maintained by law or under its articles of association. Under the laws of England and Wales, we are able to declare dividends, make distributions, or repurchase shares only out of distributable reserves on our statutory balance sheet. Distributable reserves are a company's accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. Realized reserves are determined in accordance with International Financial Reporting Standards at the time the relevant accounts are prepared. We are not permitted to make a distribution if, at the time, the amount of our net assets is less than the aggregate of our issued and paid-up share capital and undistributable reserves or to the extent that the distribution will reduce our net assets below such amount. Subject to these limitations, the payment of future cash dividends will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition, and any other factors deemed relevant by our shareholders and Board of Directors.

Under current United Kingdom ("U.K.") tax legislation, any future dividends paid by us will not be subject to withholding or deduction on account of U.K. tax, irrespective of the tax residence or the individual circumstances of the recipient shareholder. Shareholders should consult their tax advisors regarding their particular tax situation and the income tax consequences on any potential dividend income received from us.

Share Repurchase Programs

From time to time, our Board of Directors has authorized various share repurchase programs, which may be modified or terminated by the Board at any time. Under these programs, we may repurchase ordinary shares at such times and in amounts to be determined by our management, based on market conditions, legal requirements, and other corporate considerations, on the open market or in privately negotiated transactions, provided that such transactions were completed pursuant to an agreement and with a third party approved by our shareholders at the annual general meeting.

On January 20, 2022, our Board of Directors authorized a $500.0 million ordinary share repurchase program (the "January 2022 Program"), which replaced the previous $500.0 million program approved in July 2019. On September 26, 2023, our Board of Directors authorized a new $500.0 million ordinary share repurchase program (the "September 2023 Program"), which replaced the January 2022 Program and became effective on October 1, 2023. The form of the September 2023 Program was approved by shareholders on May 25, 2023. The September 2023 Program does not have an established expiration date. The process or criteria used to determine the amount of repurchases is an ongoing and frequent review of our capacity of available cash and our overall capital allocation priorities.

Issuer purchase of Equity Securities

Period	Total Number of Shares Purchased (in shares) (1)	Weighted-Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs (in shares)(2)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan or Programs (in millions) (2)
October 1 through October 31, 2023	215,560	$ 37.78	211,525	$ 492.0
November 1 through November 30, 2023	318,268	$ 31.61	318,052	$ 482.0
December 1 through December 31, 2023	302,639	$ 33.40	301,043	$ 471.9
Quarter total	836,467	$ 33.85	830,620	$ 471.9

(1) The number of ordinary shares presented includes ordinary shares that were withheld to cover payment of employee withholding tax upon the vesting of restricted securities. These withholdings took place outside of a publicly announced repurchase plan. There were 4,035, 216, and 1,596 ordinary shares withheld in October 2023, November 2023, and December 2023, respectively, representing a total aggregate fair value of $0.2 million based on the closing price of our ordinary shares on the date of withholdings.

(2) All purchases during the three months ended December 31, 2023 were conducted pursuant to the September 2023 Program. The September 2023 Program does not have an established expiration date.

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to help the reader understand our business, financial condition, results of operations, and liquidity and capital resources. You should read the following discussion in conjunction with Item 1: Business and our Financial Statements, each included elsewhere in this Annual Report on Form 10-K (this "Report").

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources, and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties including, but not limited to, the risks and uncertainties described in Item 1A: Risk Factors included elsewhere in this Report. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We innovate on behalf of our broad array of customers, solving some of their most difficult engineering challenges by providing sensors and sensor-rich solutions, electrical protection components and systems, and other products. Solving these mission-critical challenges enables us to deliver differentiated value for both our customers and shareholders, while also investing in our growth opportunities and our people. Refer to *Item 1: Business* included elsewhere in this Report for additional discussion on our growth drivers.

We anticipate significant change in the markets that we serve over the next 10 years, as our customers transform their businesses and product portfolios to adjust to decarbonization trends. Many equipment categories are electrifying, and significant investment is being made in global infrastructure to support this trend. During fiscal year 2023, we recognized Electrification revenue of approximately $673 million. New business wins ("NBOs") were approximately $657 million in fiscal year 2023, of which more than half were in Electrification. We define NBOs as incremental revenue to our current base of business that is expected to be recognized on average in the fifth year after entry into the agreement, when programs typically reach their normal volume. Accordingly, NBOs are an indicator of future revenue potential.

We believe regulatory requirements for safer vehicles, higher fuel efficiency, and lower emissions, as well as customer demand for operator productivity and convenience, drive the need for advancements in powertrain management, efficiency, safety, and operator controls. These advancements lead to sensor growth rates that we expect to exceed underlying production growth in many of our key end markets, which we expect will continue to offer us significant growth opportunities. In fiscal year 2023, according to third party data, global production of light vehicles increased approximately 9% and global production in the heavy vehicle and off-road ("HVOR") markets we serve increased approximately 1% to 2%, each from the prior year.

Fiscal year 2023 highlights

In the fourth quarter of 2023, we determined that, as of October 1, 2023, our Insights reporting unit was impaired. As a result, we recorded a $321.7 million non-cash impairment charge, representing the entire goodwill balance allocated to Insights. This impairment was primarily driven by reprioritization of our investments into electrification. This reprioritization evolved from an assessment of our business strategy, beginning in the second half of 2023. With electrification as the clear future of our company and the best area of focus for management, in the fourth quarter of 2023, we decided to narrow our investment in Insights. Our assessment of the potential of the business has not changed, but our focus has moved from growth of the business to profitability. These decisions resulted in significant cost restructuring and a lower long-range financial forecast for the reporting unit, impacting the valuation of the business with respect to the goodwill impairment analysis. Other valuation assumptions for the Insights reporting unit valuation that are impacted by macroeconomic factors also contributed to the impairment. We are considering strategic alternatives for this business as we continue to focus our investment priorities in line with our strategy.

In the year ended December 31, 2023, we committed to a plan to reorganize our business (the "Q3 2023 Plan"). The Q3 2023 Plan, consisting of voluntary and involuntary reductions-in-force, site closures, and other cost-savings initiatives, was commenced to adjust our cost structure and business activities to better align with weaker market demand we have been experiencing due to continued economic uncertainty in many of our end markets and to take active measures to accelerate margin recovery. Our business strategy remains the same with increasing focus and effort in penetrating the fast-growing electrification trend where we are having great success with significant NBOs.

The reductions-in-force, which are subject to the laws and regulations of the countries in which the actions are planned, are expected to impact 466 positions. Over the life of the Q3 2023 Plan, we expect to incur restructuring charges of between $20.5 million and $25.5 million, primarily related to reductions-in-force. The majority of the actions under the Q3 2023 Plan are expected to be completed on or before June 30, 2024. In the year ended December 31, 2023, we recognized approximately $23.5 million of charges related to the Q3 2023 Plan. As of December 31, 2023, our severance liability related to the Q3 2023 Plan was $6.0 million. Refer to *Note 5: Restructuring and Other Charges, Net*, of our Financial Statements included elsewhere in this Report for additional information. We expect that the actions taken in the Q3 2023 Plan will result in annualized savings of approximately $40 million to $50 million.

On June 6, 2023, we announced that we had made the decision to exit the marine energy storage business (the "Marine Business") of Spear Power Systems ("Spear"). The exit of the Spear Marine Business was the result of a change in strategy with respect to the business and involved ceasing sales, marketing, and business operations. It resulted in the elimination of certain positions, primarily in the U.S. and the closure of operations in Belgium. The Spear Marine Business had been included in the Sensing Solutions reportable segment. Exiting the Spear Marine Business resulted in charges in the year ended December 31, 2023 of approximately $38.5 million, consisting of accelerated amortization, inventory and property, plant and equipment ("PP&E") write-downs, severance charges, and other charges, including contract termination costs.

Refer to *Note 5: Restructuring and Other Charges, Net*, of our Financial Statements included elsewhere in this Report for additional information on the Q3 2023 Plan and our exit from the Spear Marine Business.

In fiscal year 2023, we used $848.9 million of cash to pay debt, including prepaying the entire remaining outstanding principal on our variable-rate term loan facility ("Term Loan") balance in the first half of 2023 and the early redemption of the full $400.0 million aggregate principal amount outstanding on our 5.625% senior notes due 2024 (the "5.625% Senior Notes") in accordance with the terms of the indenture under which the 5.625% Senior Notes were issued. These repayments brought our gross outstanding indebtedness at December 31, 2023 to $3.4 billion, representing a net leverage ratio of 3.2x, compared to gross indebtedness of $4.3 billion as of December 31, 2022 (representing a net leverage ratio of 3.4x). Net leverage ratio, discussed throughout this *Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations* (this "MD&A"), is a financial measure not presented in accordance with U.S. generally accepted accounting principles ("GAAP"). Refer to *Non-GAAP Financial Measures* included elsewhere in this MD&A for additional information related to our use of net leverage ratio.

Fiscal year 2023 financial summary

Our consolidated revenue increased 0.6% in fiscal year 2023 from the prior year. Excluding a decrease of 1.4% attributed to changes in foreign currency exchange rates and an increase of 0.5% due to the net effect of acquisitions and divestitures, net revenue increased 1.5% on an organic basis. Organic revenue growth (or decline), discussed throughout this MD&A, is a financial measure not presented in accordance with U.S. GAAP. Refer to *Non-GAAP Financial Measures* included elsewhere in this MD&A for additional information related to our use of organic revenue growth (or decline). Organic revenue growth was primarily driven by an increase in demand in markets we serve in the Automotive, HVOR, and Aerospace businesses, content growth, and the impact of pricing recoveries, partially offset by revenue mix, market declines, and inventory destocking in our Industrial business.

Operating income for fiscal year 2023 decreased $488.5 million, or 72.9%, to $181.7 million (4.5% of net revenue) compared to $670.1 million (16.6% of net revenue) in the prior year. This decrease was primarily due to the $321.7 million impairment of the Insights reporting unit in the fourth quarter. In addition, operating income in the prior year included $135.1 million of gain on sale of various assets and liabilities comprising our semiconductor test and thermal business (collectively, the "Qinex Business"), for which there was no comparable amount in fiscal year 2023. Other charges during the year, such as those related to our exit from the Spear Marine Business and the entry into the Q3 2023 Plan, and the unfavorable effect of changes in foreign currency exchange rates, were partially offset by the net impacts of pricing recoveries from customers with inflation on material and logistics costs, volume leverage, and cost savings during the year resulting from repositioning actions taken in fiscal year 2022. Refer to *Results of Operations* included elsewhere in this MD&A for additional discussion of our earnings results for the year ended December 31, 2023.

We generated $456.7 million of operating cash flows in fiscal year 2023, ending the year with $508.1 million in cash. In fiscal year 2023, in addition to paying $848.9 million on debt as discussed elsewhere, we used cash of approximately $88.4 million for share repurchases and $71.5 million for payment of cash dividends. In fiscal year 2024, we will continue to execute our capital allocation strategy that is currently designed to reduce our leverage and return capital to shareholders through our dividend and opportunistic share repurchases. This strategy reduces risk in our capital structure, lowers interest expense, and improves net income and earnings per share. We expect improving free cash flow (cash from operations less capital expenditures) will naturally allow net leverage to decline and returns on invested capital to improve over time.

Selected Segment Information

We present financial information for two reportable segments, Performance Sensing and Sensing Solutions. Set forth below is selected information for each of these segments for the periods presented. Effective April 1, 2023, we moved our material handling products from the HVOR operating segment (in the Performance Sensing reportable segment) to the Sensing Solutions operating segment to align with new management reporting. The amounts previously reported in the tables below for the years ended December 31, 2022 and 2021 have been retrospectively recast to reflect this change.

Amounts and percentages in the tables below have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding. The following table presents net revenue by segment for the identified periods:

	For the year ended December 31,					
	2023		**2022**		**2021**	
($ in millions)	**Amount**	**Percent of Total**	**Amount**	**Percent of Total**	**Amount**	**Percent of Total**
Net revenue:						
Performance Sensing	$ 3,002.7	74.1 %	$ 2,920.4	72.5 %	$ 2,801.2	73.3 %
Sensing Solutions	1,051.4	25.9	1,108.9	27.5	1,019.6	26.7
Total net revenue	$ 4,054.1	100.0 %	$ 4,029.3	100.0 %	$ 3,820.8	100.0 %

The following table presents segment operating income in U.S. dollars ("USD") and as a percentage of segment net revenue for the identified periods:

	For the year ended December 31,					
	2023		**2022**		**2021**	
($ in millions)	**Amount**	**Percent of Segment Net Revenue**	**Amount**	**Percent of Segment Net Revenue**	**Amount**	**Percent of Segment Net Revenue**
Segment operating income:						
Performance Sensing	$ 744.2	24.8 %	$ 728.3	24.9 %	$ 758.1	27.1 %
Sensing Solutions	299.0	28.4 %	323.3	29.2 %	312.3	30.6 %
Total segment operating income	$ 1,043.3		$ 1,051.7		$ 1,070.4	

For a reconciliation of total segment operating income to consolidated operating income, refer to *Note 20: Segment Reporting* of our Financial Statements included elsewhere in this Report.

Effective February 1, 2024, we combined our Automotive and HVOR businesses to better leverage core capabilities and prioritize product focus into one business, Vehicles, under the Performance Sensing reportable segment. The Sensing Solutions reportable segment will benefit from organizing our predominantly shorter-cycle businesses together, by allowing us to scale core capabilities and better serve our customers. We are still evaluating what impact this reorganization will have on our reportable segments, operating segments, and reporting units in the first quarter of 2024.

Selected Geographic Information

We are a global business with significant operations around the world and a diverse revenue mix by geography, customer, and end market. The following table presents (as a percentage of total) PP&E and net revenue by geographic region for the identified periods:

| | PP&E, net as of December 31, | | Net revenue for the year ended December 31, | | |
	2023	2022	2023	2022	2021
Americas	35.9 %	33.7 %	45.0 %	42.3 %	38.0 %
Europe	17.9 %	20.0 %	26.3 %	25.9 %	26.2 %
Asia and rest of world	46.2 %	46.3 %	28.7 %	31.8 %	35.8 %

Refer to *Note 20: Segment Reporting* of our Financial Statements included elsewhere in this Report for additional information related to our PP&E, net balances by selected geographic area as of December 31, 2023 and 2022 and net revenue by selected geographic area for the years ended December 31, 2023, 2022, and 2021.

Net Revenue by End Market

Our net revenue for the years ended December 31, 2023, 2022, and 2021 was derived from the following end markets:

| | For the year ended December 31, | | |
(Percentage of total)	2023	2022	2021
Automotive	53.7 %	52.3 %	54.0 %
HVOR	21.3 %	21.1 %	20.5 %
Industrial	14.7 %	14.4 %	12.0 %
Appliance and HVAC [1]	4.6 %	5.4 %	6.4 %
Aerospace	4.7 %	3.8 %	3.5 %
Other	1.0 %	3.0 %	3.6 %

---

[1] Heating, ventilation, and air conditioning

We are a significant supplier to multiple OEMs within many of these end markets, thereby reducing customer concentration risk.

Factors Affecting Our Operating Results

The following discussion describes components of the consolidated statements of operations as well as factors that impact those components. Refer to *Note 2: Significant Accounting Policies* of our Financial Statements included elsewhere in this Report, and *Critical Accounting Policies and Estimates* included elsewhere in this MD&A for additional information related to the accounting policies and estimates made related to these components. Refer to *Results of Operations* included elsewhere in this MD&A for discussion of the actual impact on our financial statements of these factors.

Net revenue

We derive a significant portion of our revenue from sales into the automotive end market, and conditions in the automotive industry can have a significant impact on the amount of revenue that we recognize. Outside of the automotive industry, we sell our products and solutions to end-users in a wide range of industries, end markets, and geographic regions, and the drivers of demand for these products and solutions vary considerably and are influenced by industry, market, or geographic conditions. Changes in demand for these products and solutions could impact our revenue materially. Our overall net revenue is impacted by various factors, which we characterize as "organic" or "inorganic." Inorganic factors include fluctuations in foreign currency exchange rates and the net effect of acquisitions and divestitures.

Organic factors include fluctuations in overall economic activity within the industries, end markets, and geographic regions in which we operate, which we term market growth. Other organic factors combine to reflect what we refer to as market outgrowth. Such factors include (but are not limited to): (a) the number of our products used within existing applications, or the development of new applications requiring these products, due to regulations or other factors; (b) the "mix" of products sold, including the proportion of new or upgraded products and their pricing relative to existing products; (c) changes in product sales prices (including quantity discounts, rebates, and cash discounts for prompt payment); (d) changes in the level of competition faced by our products, including the launch of new products by competitors; (e) our ability to successfully develop, launch, and sell new products and applications; and (f) the evolution of the markets we serve to safer, cleaner, and more efficient, electrified, and connected technologies.

While the factors described above may impact net revenue in each of our reportable segments, the magnitude of that impact can differ. For more information about revenue risks relating to our business, refer to *Item 1A: Risk Factors* included elsewhere in this Report.

Cost of revenue

We manufacture most of our products, subcontracting only a limited number to third parties. As such, our cost of revenue consists principally of the following:

- *Production Materials Costs.* We source production materials globally to ensure a highly effective and efficient supply chain. However, we are still impacted by local market conditions, including fluctuations in foreign currency exchange rates. A portion of our production materials contains certain commodities, resins, and metals, the cost of which may vary with underlying pricing and foreign currency exchange rates. We use forward contracts to economically hedge a portion of our exposure to the potential change in prices associated with certain of these commodities, including the impact of exchange rate fluctuations. The terms of these forward contracts fix the price of these commodities at a future date for various notional amounts. Gains and losses recognized on these derivatives are recorded in other, net and are not included in cost of revenue. Refer to *Note 6: Other, Net* of our Financial Statements included elsewhere in this Report for additional information.

- *Employee Costs.* Wages and benefits, including variable incentive compensation, for employees involved in our manufacturing operations and certain customer service and engineering activities is reflected in cost of revenue. A substantial portion of these costs can fluctuate on an aggregate basis in direct correlation with changes in production volumes. These costs may decline as a percentage of net revenue due to economies of scale associated with higher production volumes, and conversely, may increase with lower production volumes. These costs also fluctuate based on local labor market conditions. We rely on contract workers for direct labor in certain geographies. As of December 31, 2023, we had approximately 2,200 direct labor contract workers worldwide.

- *Sustaining Engineering Activity Costs.* Modifications of existing products for use by new and existing customers in familiar applications are included in cost of revenue, as are costs related to improvements in our manufacturing processes.

- *Other.* Our remaining cost of revenue primarily consists of: gains and losses on certain foreign currency forward contracts that are designated as cash flow hedges; material yields; costs to import raw materials, such as tariffs; depreciation of fixed assets used in the manufacturing process; freight costs; warehousing expenses; maintenance and repair expenses; costs of quality assurance; operating supplies; and other general manufacturing expenses, such as expenses for energy consumption and operating lease expense.

Changes in cost of revenue as a percentage of net revenue have historically been impacted by several factors, including:

- changes in the price of raw materials, including the impact of changes in costs to import such raw materials, such as tariffs;

- changes in customer prices and surcharges;

- implementation of cost improvement measures aimed at increasing productivity, including reduction of fixed production costs, refinements in inventory management, design and process driven changes, and the coordination of procurement within each subsidiary and at the business level;

- product lifecycles, as we typically incur higher costs associated with new product development (related to excess manufacturing capacity and higher production costs during the initial stages of product launches) and during the phase-out of discontinued products;

- changes in production volumes, as a portion of production costs are fixed;

- transfer of production to our lower-cost manufacturing facilities;

- changes in depreciation expense, including those arising from the adjustment of PP&E to fair value associated with acquisitions;

- fluctuations in foreign currency exchange rates;

- changes in product mix;

- changes in logistics costs;

- acquisitions and divestitures – acquired and divested businesses may generate higher or lower cost of revenue as a percentage of net revenue than our core business; and

- the increase in the carrying value of inventory adjusted to fair value upon the application of purchase accounting associated with acquisitions.

Research and development expense

We develop products that address increasingly complex engineering and operating performance requirements to help our customers solve their most difficult challenges in the automotive, HVOR, fleet management, industrial, clean energy, and aerospace industries. We believe that continued focused investment in research and development ("R&D") is critical to our future growth and maintaining our leadership positions in the markets we serve. Our R&D efforts are directly related to timely development of new and enhanced products that are central to our business strategy. We continually develop our technologies to meet an evolving set of customer requirements and new product introductions. We conduct such activities in areas that we believe will increase our long-term revenue growth. Our development expense is typically associated with engineering core technology platforms to specific applications and engineering major upgrades that improve the functionality or reduce the cost of existing products. In addition, we continually consider new technologies where we may have expertise for potential investment or acquisition.

A large portion of our R&D activities is directed towards technologies and market trends that we believe have the potential for significant future growth, but that relate to products that are not currently within our core business or include new features and capabilities for existing products. Expenses related to these activities are less likely to result in increased near-term revenue than our more mainstream development activities.

R&D expense consists of costs related to product design, development, and process engineering. Costs related to modifications of existing products for use by new and existing customers in familiar applications are presented in cost of revenue and are not included in R&D expense. The level of R&D expense in any period is related to the number of products in development, the stage of the development process, the complexity of the underlying technology, the potential scale of the product upon successful commercialization, and the level of our exploratory research.

Selling, general and administrative expense

Selling, general and administrative ("SG&A") expense consists of all expenditures incurred in connection with the sale and marketing of our products, as well as administrative overhead costs, including: salary and benefit costs for sales and marketing personnel and administrative staff; share-based incentive compensation expense; charges related to the use and maintenance of administrative offices, including depreciation expense; other administrative costs, including expenses relating to information systems, human resources, and legal, finance, and accounting services; other selling and marketing related costs, such as expenses incurred in connection with travel and communications; and transaction costs associated with acquisitions.

Changes in SG&A expense as a percentage of net revenue have historically been impacted by a number of factors, including:

- changes in sales volume, as higher volumes enable us to spread the fixed portion of our selling, marketing, and administrative expense over higher revenue (e.g., expenses relating to our sales and marketing personnel can fluctuate due to prolonged trends in sales volume, while expenses relating to administrative personnel generally do not increase or decrease directly with changes in sales volume);

- changes in customer prices and surcharges;

- changes in the mix of products we sell, as some products may require more customer support and sales effort than others;

- new product launches in existing and new markets, as these launches typically involve a more intense sales and marketing activity before they are integrated into customer applications and systems;

- changes in our customer base, as new customers may require different levels of sales and marketing attention;

- fluctuations in foreign currency exchange rates; and
- acquisitions and divestitures - acquired and divested businesses may require different levels of SG&A expense as a percentage of net revenue than our core business.

Depreciation expense

Depreciation expense includes depreciation of PP&E, which includes assets held under finance lease and amortization of leasehold improvements. Depreciation expense is included in either cost of revenue or SG&A expense depending on the use of the asset as a manufacturing or administrative asset. Depreciation expense will vary according to the age of existing PP&E and the level of capital expenditures.

Amortization expense

We have recognized a significant amount of definite-lived intangible assets. Acquisition-related definite-lived intangible assets are amortized on an economic-benefit basis according to the useful lives of the assets, or on a straight-line basis if a pattern of economic benefits cannot be reliably determined. The amount of amortization expense related to definite-lived intangible assets depends on the amount and timing of definite-lived intangible assets acquired and where previously acquired definite-lived intangible assets are in their estimated life cycle. In general, the economic benefit of a definite-lived intangible asset is concentrated towards the beginning of its useful life.

Restructuring and other charges, net

Restructuring charges consist of severance, outplacement, other separation benefits, and facility and other exit costs. These charges may be incurred as part of an announced restructuring plan or may be individual charges recognized related to acquired businesses or the termination of a limited number of employees that do not represent the initiation of a larger restructuring plan.

Restructuring and other charges, net also includes the gain, net of transaction costs, from the sale of businesses, expense incurred from acquisition-related compensation arrangements, and other operating income or expense that is not presented elsewhere in operating income.

Amounts recognized in restructuring and other charges, net will vary according to the extent of our restructuring programs and other income or expense items not presented elsewhere in operating income.

Interest expense

As of December 31, 2023 and 2022, we had gross outstanding indebtedness of $3,425.2 million and $4,273.4 million, respectively. This indebtedness consists of a secured credit facility and various tranches of senior unsecured notes (together, the "Senior Notes"). Refer to *Note 14: Debt* of our Financial Statements included elsewhere in this Report for additional information on our indebtedness.

The credit agreement governing our secured credit facility (as amended, supplemented, waived, or otherwise modified, the "Credit Agreement") provides for senior secured credit facilities (the "Senior Secured Credit Facilities"), consisting of the Term Loan, the $750.0 million revolving credit facility (the "Revolving Credit Facility"), and incremental availability (the "Accordion") under which additional secured credit facilities could be issued under certain circumstances.

The Senior Notes accrue interest at fixed rates. However, the Term Loan and the Revolving Credit Facility accrue interest at variable interest rates, which could drive some of the variability in interest expense. As of December 31, 2023, we had no amounts outstanding on the Term Loan or Revolving Credit Facility. Refer to *Item 7A: Quantitative and Qualitative Disclosures About Market Risk* included elsewhere in this Report for more information regarding our exposure to potential changes in variable interest rates.

Interest income

Interest income relates to interest earned on our cash and cash equivalent balances, and varies according to the balances in, and the interest rates provided by, these investments.

Other, net

Other, net primarily includes gains and losses associated with the remeasurement of non-USD denominated monetary assets and liabilities into USD, changes in the fair value of derivative financial instruments not designated as cash flow hedges, mark-to-market gains and losses on investments, losses on debt financing transactions, and net periodic benefit cost, excluding

service cost.

Amounts recognized in other, net vary according to changes in foreign currency exchange rates, changes in the forward prices for the foreign currencies and commodities that we hedge, the value of equity investments recorded on our consolidated balance sheets at fair value, the number and magnitude of debt financing transactions we undertake, and the change in funded status of our pension and other post-retirement benefit plans.

Refer to *Note 6: Other, Net* of our Financial Statements included elsewhere in this Report for additional information related to the components of other, net. Refer to *Item 7A: Quantitative and Qualitative Disclosures About Market Risk* included elsewhere in this Report for additional information related to our exposure to potential changes in foreign currency exchange rates and commodity prices. Refer to *Note 14: Debt* of our Financial Statements included elsewhere in this Report for additional information related to our debt financing transactions.

Provision for (or benefit from) income taxes

We are subject to income tax in the various jurisdictions in which we operate. The provision for (or benefit from) income taxes consists of: current tax expense, which relates primarily to our profitable operations in jurisdictions outside the U.S. and U.K. and withholding taxes related to interest, royalties, and repatriation of foreign earnings; and deferred tax expense (or benefit), which represents adjustments in book-to-tax basis differences primarily related to the step-up in fair value of fixed and intangible assets, including goodwill, acquired in connection with business combination transactions, the utilization of net operating losses, changes in tax rates, and changes in our assessment of the realizability of our deferred tax assets.

Our current tax expense is favorably impacted by the amortization of definite-lived intangible assets and other tax benefits derived from our operating and capital structure, including tax incentives in both the U.K. and China as well as favorable tax status in Mexico. In addition, our tax structure takes advantage of participation exemption regimes that permit the receipt of intercompany dividends without incurring taxable income in those jurisdictions.

While the extent of our future tax liability is uncertain, the impact of purchase accounting for past and future acquisitions, changes to debt and equity capitalization of our subsidiaries, and the realignment of the functions performed and risks assumed by our various subsidiaries are among the factors that will determine the future book and taxable income of each of our subsidiaries and of Sensata as a whole.

Our effective tax rate will generally not equal either the U.K. or U.S. statutory tax rate due to various factors, the most significant of which are described below. As these factors fluctuate from year to year, our effective tax rate will change. The factors include, but are not limited to, the following:

- establishing or releasing a portion of the valuation allowance related to our gross deferred tax assets;

- foreign tax rate differential - we operate in multiple jurisdictions including but not limited to Bulgaria, China, Malaysia, Malta, the Netherlands, South Korea, the U.S., and the U.K. This can result in a foreign tax rate differential that may reflect a tax benefit or detriment. This foreign tax rate differential can change from year to year based upon the jurisdictional mix of earnings and changes in current and future enacted tax rates, tax holidays, and favorable tax regimes available to certain of our foreign subsidiaries;

- changes in tax laws and rates, including the potential or actual impact of activities by the Organization for Economic Co-operation and Development ("OECD") related to the European Union's ("EU's") Pillar Two directive and the European Commission ("EC") challenges to sovereign EU member states;

- losses incurred in certain jurisdictions, which cannot be currently benefited, if it is not more likely than not that the associated deferred tax asset will be realized in the foreseeable future;

- foreign currency exchange gains and losses;

- as a result of income tax audit settlements, final assessments, or lapse of applicable statutes of limitation, we may recognize an income tax expense or benefit including adjustment of previously accrued interest and penalties; and

- in certain jurisdictions, we recognize withholding and other taxes on intercompany payments, including dividends, and such taxes are deducted if they cannot be credited against the recipient's tax liability in its country of residence.

Seasonality

Refer to *Item 1: Business* included elsewhere in this Report for discussion of our assessment of seasonality related to our business.

Legal Proceedings

Refer to *Item 3: Legal Proceedings* included elsewhere in this Report for discussion of legal proceedings related to our business.

Results of Operations

Our discussion and analysis of results of operations are based upon our Financial Statements included elsewhere in this Report. The Financial Statements have been prepared in accordance with U.S. GAAP. The preparation of the Financial Statements requires us to make estimates and judgments that affect the amounts reported therein. We base our estimates on historical experience and assumptions believed to be reasonable under the circumstances, and we re-evaluate such estimates on an ongoing basis. Actual results could differ from our estimates under different assumptions or conditions. Our significant accounting policies and estimates are more fully described in *Note 2: Significant Accounting Policies* of our Financial Statements included elsewhere in this Report and *Critical Accounting Policies and Estimates* included elsewhere in this MD&A.

The table below presents our historical results of operations in millions of dollars and as a percentage of net revenue. We have derived these results of operations from our Financial Statements. Effective April 1, 2023, we moved our material handling products from the HVOR operating segment (in the Performance Sensing reportable segment) to the Sensing Solutions operating segment to align with new management reporting. The amounts previously reported in the tables below for the years ended December 31, 2022 and 2021 have been retrospectively recast to reflect this change. Amounts and percentages in the table below have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding.

| | For the year ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
	Amount	Percent of Net Revenue	Amount	Percent of Net Revenue	Amount	Percent of Net Revenue
Net revenue:						
Performance Sensing	$ 3,002.7	74.1 %	$ 2,920.4	72.5 %	$ 2,801.2	73.3%
Sensing Solutions	1,051.4	25.9	1,108.9	27.5	1,019.6	26.7
Total net revenue	4,054.1	100.0 %	4,029.3	100.0 %	3,820.8	100.0%
Operating costs and expenses	3,872.4	95.5	3,359.1	83.4	3,187.6	83.4
Operating income	181.7	4.5	670.1	16.6	633.2	16.6
Interest expense	(182.2)	(4.5)	(195.6)	(4.9)	(182.6)	(4.8)
Interest income	31.3	0.8	16.7	0.4	3.3	0.1
Other, net	(13.0)	(0.3)	(94.6)	(2.3)	(40.0)	(1.0)
Income before taxes	17.8	0.4	396.7	9.8	413.9	10.8
Provision for income taxes	21.8	0.5	86.0	2.1	50.3	1.3
Net (loss)/income	$ (3.9)	(0.1)%	$ 310.7	7.7 %	$ 363.6	9.5 %

The discussion that follows compares operating results for fiscal year 2023 to fiscal year 2022. For a discussion of our fiscal year 2022 operating results compared to fiscal year 2021, refer to *Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations* included in our Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 13, 2023.

Refer to *Item 1: Business* included elsewhere in this Report for more detailed discussion of our reportable segments, including discussion of major products and market drivers. Refer to discussion under the heading *Factors Affecting Our Operating Results* included elsewhere in this MD&A for a detailed discussion of the various factors that may drive changes in our operating results. The below discussion provides information on the material factors impacting fiscal year 2023 compared to fiscal year 2022.

Net revenue

Net revenue for the year ended December 31, 2023 increased 0.6% compared to the prior year. Net revenue increased 1.5% on an organic basis, which excludes a decrease of 1.4% attributed to changes in foreign currency exchange rates and an increase of 0.5% due to the net effect of acquisitions and divestitures.

Performance Sensing

Performance Sensing net revenue for the year ended December 31, 2023 increased 2.8% compared to the prior year. Excluding a decrease of 1.6% attributed to changes in foreign currency exchange rates and an increase of 0.1% due to the effect of acquisitions, Performance Sensing net revenue increased 4.3% on an organic basis. Both the Automotive and HVOR operating segments contributed to these results as discussed below.

Automotive net revenue for the year ended December 31, 2023 increased 3.3% compared to the prior year. Excluding a decrease of 1.8% attributed to changes in foreign currency exchange rates, automotive net revenue increased 5.1% on an organic basis. This organic revenue growth was primarily due to market growth, partially offset by unfavorable revenue mix.

HVOR net revenue for the year ended December 31, 2023 increased 1.8% compared to the prior year. Excluding a decrease of 0.9% attributed to changes in foreign currency exchange rates and an increase of 0.3% due to the effect of acquisitions, HVOR net revenue increased 2.4% on an organic basis. This organic revenue growth was primarily due to market and content growth, partially offset by channel inventory de-stocking.

Sensing Solutions

Sensing Solutions net revenue for the year ended December 31, 2023 decreased 5.2% compared to the prior year. Excluding a decrease of 0.9% attributed to changes in foreign currency exchange rates and an increase of 1.7% due to the net effect of acquisitions and divestitures, Sensing Solutions net revenue decreased 6.0% on an organic basis, which primarily reflects weakness in our industrial markets and inventory destocking, partially offset by market and content growth in the aerospace business and pricing.

Operating costs and expenses

Operating costs and expenses for the years ended December 31, 2023, 2022, and 2021 are presented, in millions of dollars and as a percentage of revenue, in the following table. Amounts and percentages in the table below have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding.

| | For the year ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
	Amount	Percent of Net Revenue	Amount	Percent of Net Revenue	Amount	Percent of Net Revenue
Operating costs and expenses:						
Cost of revenue	$ 2,792.8	68.9 %	$ 2,712.0	67.3 %	$ 2,542.4	66.5 %
Research and development	178.9	4.4	189.3	4.7	159.1	4.2
Selling, general and administrative	350.7	8.6	370.6	9.2	337.0	8.8
Amortization of intangible assets	173.9	4.3	153.8	3.8	134.1	3.5
Goodwill impairment charge	321.7	7.9	—	—	—	—
Restructuring and other charges, net	54.5	1.3	(66.7)	(1.7)	14.9	0.4
Total operating costs and expenses	$ 3,872.4	95.5 %	$ 3,359.1	83.4 %	$ 3,187.6	83.4 %

Cost of revenue

Cost of revenue as a percentage of net revenue increased in the year ended December 31, 2023, primarily due to (1) unfavorable product mix, (2) the unfavorable effect of changes in foreign currency exchange rates, (3) the impact of certain actions taken in relation to the Q3 2023 Plan, (4) the net unfavorable impacts of acquisitions and divestitures on gross margin, and (5) the $10.5 million write-down of inventory as a result of our decision to exit the Spear Marine Business, partially offset by (1) the net impacts of pricing recoveries from customers, inflation on material and logistics costs, and volume leverage, and (2) cost savings as a result of repositioning actions taken in fiscal year 2022.

Refer to *Note 5: Restructuring and Other Charges, Net*, of our Financial Statements included elsewhere in this Report for additional details regarding our exit of the Spear Marine Business and actions taken as part of the Q3 2023 Plan.

Research and development expense

R&D expense decreased in the year ended December 31, 2023, primarily as a result of lower costs as a result of certain repositioning actions taken in fiscal year 2022 that were not part of a larger restructuring plan.

Selling, general and administrative expense

SG&A expense decreased in the year ended December 31, 2023, primarily as a result of (1) cost savings as a result of repositioning actions taken in fiscal year 2022, (2) lower selling expenses, (3) lower compensation expense, and (4) lower transaction costs as a result of reduced mergers and acquisitions activity, partially offset by increased SG&A expense from our acquisitions (net of divestitures).

Refer to *Note 21: Acquisitions and Divestitures* of our Financial Statements included elsewhere in this Report for additional information related to our acquisitions and divestitures.

Amortization of intangible assets

Amortization expense increased in the year ended December 31, 2023, primarily due to (1) increased amortization due to newly acquired intangible assets and (2) a charge of $13.5 million in the second quarter of 2023 for accelerated amortization of intangible assets due to our exit from the Spear Marine Business, partially offset by the effect of amortization of intangible assets in accordance with their expected economic benefit.

We expect amortization expense to be approximately $147.4 million in fiscal year 2024.

Refer to *Note 5: Restructuring and Other Charges, Net* and *Note 11: Goodwill and Other Intangible Assets, Net* of our Financial Statements included elsewhere in this Report for additional information regarding the charges related to the exit of the Spear Marine Business and amortization on our intangible assets, respectively.

Goodwill impairment charge

In the year ended December 31, 2023, we recorded a $321.7 million non-cash goodwill impairment charge in the fourth quarter of 2023, representing the entire goodwill balance allocated to Insights. This impairment was primarily driven by reprioritization of our investments into electrification in accordance with our business strategy. With electrification as the clear future of our company and the best area of focus for management, we narrowed our investment in Insights. These decisions resulted in significant cost restructuring and a lower long-range financial forecast for the reporting unit, impacting the valuation of the business with respect to the goodwill impairment analysis. Other valuation assumptions for the Insights reporting unit valuation that are impacted by macroeconomic factors also contributed to the impairment.

Restructuring and other charges, net

We recorded a net charge of $54.5 million in restructuring and other charges, net in the year ended December 31, 2023, an unfavorable change in earnings compared to a net gain of $66.7 million in the prior year. This change was primarily driven by (1) the non-recurrence of the $135.1 million gain on the sale of the Qinex Business in fiscal year 2022, (2) charges incurred as a result of the entry into the Q3 2023 Plan, and (3) charges incurred as a result of our exit from the Spear Marine Business, partially offset by (1) a reduction in expense for acquisition-related compensation arrangements, and (2) the non-recurrence of $15.6 million of transaction-related charges to sell the Qinex Business in fiscal year 2022.

Refer to *Note 5: Restructuring and Other Charges, Net* of our Financial Statements included elsewhere in this Report for additional information on the components of restructuring and other charges, net.

Operating income

In the year ended December 31, 2023, operating income decreased $488.4 million or 72.9%, to $181.7 million (4.5% of net revenue) compared to $670.1 million (16.6% of net revenue) in the prior year, primarily due to (1) the $321.7 million goodwill impairment charge related to the Insights reporting unit, (2) the non-recurrence of the $119.5 million gain on the sale of the Qinex Business in fiscal year 2022, net of the related transaction costs, (3) $38.5 million of charges incurred as a result of our exit from the Spear Marine Business, (4) the unfavorable effect of changes in foreign currency exchange rates, (5) charges incurred related to the Q3 2023 Plan, (6) unfavorable product mix, and (7) increased amortization of intangible assets as a result of new acquisitions, partially offset by (1) cost savings as a result of repositioning actions taken in fiscal year 2022, (2) the net impacts of pricing recoveries from customers, inflation on material and logistics costs, and volume leverage, and (3) lower expense for acquisition-related compensation arrangements.

Interest expense

In the year ended December 31, 2023, interest expense decreased $13.4 million from the prior period, primarily due to the early payment on the Term Loan in the first half of 2023.

Refer to *Note 14: Debt* of our Financial Statements included elsewhere in this Report for additional information regarding the early payment on the Term Loan.

Interest income

In the year ended December 31, 2023, interest income increased $14.6 million compared to the prior period, primarily due to higher interest rates, partially offset by lower cash balances.

Other, net

Other, net for the years ended December 31, 2023, 2022, and 2021 consisted of the following (amounts have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding):

	For the year ended December 31,		
(In millions)	**2023**	**2022**	**2021**
Currency remeasurement (loss)/gain on net monetary assets [1]	$ (20.2)	$ (18.2)	$ 3.4
Gain/(loss) on foreign currency forward contracts [2]	4.2	4.3	(7.6)
Loss on commodity forward contracts [2]	(2.8)	(3.4)	(3.0)
Loss on debt financing [3]	(5.4)	(5.5)	(30.1)
Loss on equity investments, net [4]	(0.7)	(75.6)	—
Net periodic benefit cost, excluding service cost	(3.9)	(5.1)	(7.5)
Other	15.8	8.7	4.6
Other, net	$ (13.0)	$ (94.6)	$ (40.0)

[1] Relates to the remeasurement of non-USD denominated monetary assets and liabilities into USD.

[2] Relates to changes in the fair value of derivative financial instruments that are not designated as hedges. Refer to *Note 19: Derivative Instruments and Hedging Activities* of our Financial Statements included elsewhere in this Report for additional information related to gains and losses on our commodity and foreign currency forward contracts. Refer to *Item 7A: Quantitative and Qualitative Disclosures About Market Risk* included elsewhere in this Report for an analysis of the sensitivity of other, net to changes in foreign currency exchange rates and commodity prices.

[3] Refer to *Note 14: Debt* of our Financial Statements included elsewhere in this Report for additional information related to our debt financing transactions.

[4] The year ended December 31, 2022 primarily relates to mark-to-market losses on our investment in Quanergy Systems, Inc. ("Quanergy"), as disclosed in *Note 18: Fair Value Measures* of our Financial Statements included elsewhere in this Report.

Provision for income taxes

The components of provision for income taxes for the years ended December 31, 2023, 2022, and 2021 are described in more detail in the table below, reconciled to the U.S. statutory rate for each year (amounts have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding):

	For the year ended December 31,		
(In millions)	2023	2022	2021
Tax computed at U.S. statutory rate of 21% [1]	$ 3.7	$ 83.3	$ 86.9
Dispositions and capital restructurings [6]	(286.4)	4.5	—
Valuation allowances [4]	278.5	15.7	20.5
Goodwill impairment [3]	41.2	—	—
Foreign tax rate differential [2]	(17.3)	(44.3)	(30.5)
Withholding taxes not creditable	14.1	12.3	13.3
Research and development incentives [5]	(9.0)	(10.8)	(11.1)
Unrealized foreign currency exchange losses/(gains), net	1.5	9.3	(6.1)
Reserve for tax exposure	1.1	1.3	(16.3)
Changes in tax laws or rates	(0.3)	2.6	(7.1)
Other [7]	(5.2)	12.1	0.7
Provision for income taxes	$ 21.8	$ 86.0	$ 50.3

[1] Represents the product of the applicable statutory tax rate and income before taxes, as reported in the consolidated statements of operations.

[2] We operate in multiple jurisdictions, including but not limited to Bulgaria, China, Malaysia, Malta, Mexico, the Netherlands, South Korea, the U.S., and the U.K. This can result in a foreign tax rate differential that may reflect a tax benefit or detriment. This foreign tax rate differential can change from year to year based upon the jurisdictional mix of earnings and changes in current and future enacted tax rates. Certain of our subsidiaries are currently eligible, or have been eligible, for tax exemptions or reduced tax rates in their respective jurisdictions.

[3] During the year ended December 31, 2023, we incurred a non-cash impairment charge for goodwill that is nondeductible for tax purposes.

[4] During the years ended December 31, 2023, 2022, and 2021, we established an additional valuation allowance and recognized a deferred tax expense. The valuation allowance as of December 31, 2023 and 2022 was $569.6 million and $249.5 million, respectively. The increase in valuation allowance during the year ended December 31, 2023 is principally due to our inability to recognize the future tax benefits associated with a $300.0 million deferred tax asset created upon the transfer of certain intellectual property rights. A large portion of our valuation allowance is against interest carryforwards due to our assessment of our inability to utilize these carryforwards based on our forecasts of future taxable income. The remaining valuation allowance primarily relates to foreign tax credits, capital loss carryforwards, goodwill tax basis, and net operating losses in jurisdictions outside the U.S. It is more likely than not that these attributes will not be utilized in the foreseeable future. However, any future release of all or a portion of this valuation allowance resulting from a change in this assessment will impact our future provision for (or benefit from) income taxes.

[5] In China, we benefit from the R&D super deduction regime. In the U.K., certain of our subsidiaries are eligible for lower tax rates under the "patent box" regime. In the U.S., we benefit from the federal R&D credit.

[6] During the year ended December 31, 2023, we recorded a deferred tax benefit related to the intercompany transfer of certain intellectual property rights. Based on our corporate structure at December 31, 2023, it is more likely than not that the future tax benefits associated with this intercompany transfer will not be realized. As such, this benefit has been fully offset by a valuation allowance. The increase in our effective tax rate for the year ended December 31, 2022 is due to the tax accounting impacts of the divestiture of the Qinex Business, partially offset by separate intangible property transfers.

[7] Refer to *Note 7: Income Taxes* of our Financial Statements included elsewhere in this Report for additional information related to other components of our rate reconciliation.

We do not believe that there are any known trends related to the reconciling items noted above that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

Non-GAAP Financial Measures

This section provides additional information regarding certain non-GAAP financial measures, including organic revenue growth (or decline), adjusted operating income, adjusted operating margin, adjusted net income, adjusted earnings per share ("EPS"), free cash flow, adjusted corporate and other expenses, net debt, gross and net leverage ratio, and adjusted earnings before interest, taxes, depreciation, and amortization ("EBITDA"), which are used by our management, Board of Directors, and investors. We use these non-GAAP financial measures internally to make operating and strategic decisions, including the preparation of our annual operating plan, evaluation of our overall business performance, and as a factor in determining compensation for certain employees.

The use of our non-GAAP financial measures has limitations. They should be considered as supplemental in nature and are not intended to be considered in isolation from, or as an alternative to, reported net revenue growth (or decline), operating income, operating margin, net income, diluted EPS, net cash provided by operating activities, corporate and other expenses, or total debt and finance lease obligations, calculated in accordance with U.S. GAAP. In addition, our measures of organic revenue growth (or decline), adjusted operating income, adjusted operating margin, adjusted net income, adjusted EPS, free cash flow, adjusted corporate and other expenses, gross and net leverage ratio, and adjusted EBITDA may not be the same as, or comparable to, similar non-GAAP financial measures presented by other companies.

Organic revenue growth (or decline) and market outgrowth

Organic revenue growth (or decline) is defined as the reported percentage change in net revenue, calculated in accordance with U.S. GAAP, excluding the period-over-period impact of foreign currency exchange rate differences as well as the net impact of material acquisitions and divestitures for the 12-month period following the respective transaction date(s).

We believe that organic revenue growth (or decline) provides investors with helpful information with respect to our operating performance, and we use organic revenue growth (or decline) to evaluate our ongoing operations as well as for internal planning and forecasting purposes. We believe that organic revenue growth (or decline) provides useful information in evaluating the results of our business because it excludes items that we believe are not indicative of ongoing performance or that we believe impact comparability with the prior-year period.

Market outgrowth is calculated as organic revenue growth less our weighted market growth. Our weighted market growth is calculated using our regional and platform sales mix, as applicable, in the corresponding prior period. Market outgrowth is used to describe the impact of an increasing quantity and value of our products used in customer systems and applications above market growth. We believe this provides a more meaningful comparison of our revenue growth relative to the markets we serve.

Adjusted operating income, adjusted operating margin, adjusted net income, and adjusted EPS

We define adjusted operating income as operating income (or loss), determined in accordance with U.S. GAAP, adjusted to exclude certain non-GAAP adjustments which are described under the heading *Non-GAAP adjustments* below. Adjusted operating margin is calculated by dividing adjusted operating income (or loss) by net revenue determined in accordance with U.S. GAAP. We define adjusted net income as follows: net income (or loss) determined in accordance with U.S. GAAP, excluding certain non-GAAP adjustments which are described under the heading *Non-GAAP adjustments* below. Adjusted EPS is calculated by dividing adjusted net income by the number of diluted weighted-average ordinary shares outstanding in the period.

We may also refer to certain of these measures, or changes in these measures, on a constant currency basis. Adjusted operating margin calculated on a constant currency basis is determined by stating revenues and expenses at prior period foreign currency exchange rates and excludes the impact of foreign currency exchange rates on all hedges. Adjusted EPS on a constant currency basis is determined in the same manner as adjusted operating margin, but also excludes the change in gain or loss on the remeasurement of monetary assets and liabilities.

Management uses adjusted operating income, adjusted operating margin, adjusted net income, and adjusted EPS (and the constant currency equivalent of each) as measures of operating performance, for planning purposes (including the preparation of our annual operating budget), to allocate resources to enhance the financial performance of our business, to evaluate the effectiveness of our business strategies, in communications with our Board of Directors and investors concerning our financial performance, and as factors in determining compensation for certain employees. We believe investors and securities analysts also use these non-GAAP financial measures in their evaluation of our performance and the performance of other similar companies. These non-GAAP financial measures are not measures of liquidity.

Free cash flow

Free cash flow is defined as net cash provided by operating activities less additions to PP&E and capitalized software. We believe free cash flow is useful to management and investors as a measure of cash generated by business operations that will be used to repay scheduled debt maturities and can be used to, among other things, fund acquisitions, repurchase ordinary shares, and (or) accelerate the repayment of debt obligations.

Adjusted corporate and other expenses

Adjusted corporate and other expenses is defined as corporate and other expenses calculated in accordance with U.S. GAAP, excluding the portion of non-GAAP adjustments described below that relate to corporate and other expenses. We believe adjusted corporate and other expenses is useful to management and investors in understanding the impact of non-GAAP adjustments on operating expenses not allocated to our segments.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (or loss), determined in accordance with U.S. GAAP, excluding interest expense, net, provision for (or benefit from) income taxes, depreciation expense, amortization of intangible assets, and the following non-GAAP adjustments, if applicable: (1) restructuring related and other, (2) financing and other transaction costs, and (3) deferred loss or gain on derivative instruments. Refer to *Non-GAAP adjustments* below for additional discussion of these adjustments.

Gross leverage ratio

Gross leverage ratio represents gross debt (total debt and finance lease obligations) divided by last twelve months ("LTM") adjusted EBITDA. We believe that gross leverage ratio is a useful measure to management and investors in understanding trends in our overall financial condition.

Net leverage ratio

Net leverage ratio represents net debt (total debt and finance lease obligations less cash and cash equivalents) divided by LTM adjusted EBITDA. We believe that the net leverage ratio is a useful measure to management and investors in understanding trends in our overall financial condition.

Non-GAAP adjustments

Many of our non-GAAP adjustments relate to a series of strategic initiatives developed by our management aimed at better positioning us for future revenue growth and an improved cost structure. These initiatives have been modified from time to time to reflect changes in overall market conditions and the competitive environment facing our business. These initiatives include, among other items, acquisitions, divestitures, restructurings of certain business, supply chain or corporate activities, and various financing transactions. We describe these adjustments in more detail below, each of which is net of current tax impacts, as applicable.

- *Restructuring related and other*: includes net charges related to certain restructuring and other exit activities as well as other costs (or income) that we believe are either unique or unusual to the identified reporting period, and that we believe impact comparisons to prior period operating results. Such costs include charges related to optimization of our manufacturing processes to increase productivity. This type of activity occurs periodically, however each action is unique, discrete, and driven by various facts and circumstances. Such amounts are excluded from internal financial statements and analyses that management uses in connection with financial planning and in its review and assessment of our operating and financial performance, including the performance of our segments.

- *Financing and other transaction costs*: includes losses or gains related to debt financing transactions, losses or gains related to the divestiture of a business, costs incurred, including for legal, accounting, and other professional services, that are directly related to an acquisition, divestiture, or equity financing transaction, mark-to-market losses or gains on our equity investments, expenses related to compensation arrangements entered into concurrent with the closing of an acquisition, and gains related to changes in the fair value of acquisition-related contingent consideration amounts.

- *Deferred loss or gain on derivative instruments*: includes unrealized losses or gains on derivative instruments that do not qualify for hedge accounting as well as the impact of commodity prices on our raw material costs relative to the strike price on our commodity forward contracts.

- *Step-up depreciation and amortization*: includes depreciation expense associated with the step-up in fair value of assets acquired in connection with a business combination (e.g., PP&E and inventories) and amortization of intangible assets.

- *Deferred taxes and other tax related*: includes adjustments for book-to-tax basis differences due primarily to the step-up in fair value of fixed and intangible assets and goodwill, the utilization of net operating losses, and adjustments to our valuation allowance in connection with certain acquisitions and tax law changes. Other tax related items include certain adjustments to unrecognized tax benefits and withholding tax on repatriation of foreign earnings.

- *Amortization of debt issuance costs:* represents interest expense related to the amortization of deferred financing costs and debt discounts, net of premiums.

- Where applicable, the current income tax effect of non-GAAP adjustments.

Our definition of adjusted net income excludes the deferred provision for (or benefit from) income taxes and other tax related items described above. As we treat deferred income taxes as an adjustment to compute adjusted net income, the deferred income tax effect associated with the reconciling items presented below would not change adjusted net income for any period presented.

Non-GAAP reconciliations

The following tables present reconciliations of certain financial measures calculated in accordance with U.S. GAAP to the related non-GAAP financial measures for the periods presented. Refer to the discussion under the heading *Non-GAAP adjustments* above for additional information related to these adjustments. Amounts and percentages in the tables below have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding.

($ in millions, except per share amounts)	Operating Income	Operating Margin	Income Taxes	Net (Loss)/ Income	Diluted EPS
	For the year ended December 31, 2023				
Reported (GAAP)	$ 181.7	4.5 %	$ 21.8	$ (3.9)	$ (0.03)
Non-GAAP adjustments:					
Restructuring related and other [a]	411.5	10.2	(3.7)	407.8	2.67
Financing and other transaction costs	16.3	0.4	2.7	24.2	0.16
Step-up depreciation and amortization [b]	168.6	4.2	—	168.6	1.11
Deferred gain on derivative instruments	(4.1)	(0.1)	0.3	(1.7)	(0.01)
Amortization of debt issuance costs	—	—	—	6.8	0.04
Deferred taxes and other tax related	—	—	(50.4)	(50.4)	(0.33)
Total adjustments	592.3	14.6	(51.1)	555.3	3.64
Adjusted (non-GAAP)	$ 774.0	19.1 %	$ 72.8	$ 551.4	$ 3.61

($ in millions, except per share amounts)	Operating Income	Operating Margin	Income Taxes	Net Income	Diluted EPS
	For the year ended December 31, 2022				
Reported (GAAP)	$ 670.1	16.6 %	$ 86.0	$ 310.7	$ 1.99
Non-GAAP adjustments:					
Restructuring related and other [a]	36.5	0.9	(3.5)	34.5	0.22
Financing and other transaction costs [c]	(75.6)	(1.9)	2.8	10.7	0.07
Step-up depreciation and amortization	148.3	3.7	—	148.3	0.95
Deferred (gain)/loss on derivative instruments	(1.5)	0.0	(0.4)	1.5	0.01
Amortization of debt issuance costs	—	—	—	7.0	0.04
Deferred taxes and other tax related [d]	—	—	17.8	17.8	0.11
Total adjustments	107.7	2.7	16.7	219.8	1.41
Adjusted (non-GAAP)	$ 777.9	19.3 %	$ 69.3	$ 530.5	$ 3.40

($ in millions, except per share amounts)	For the year ended December 31, 2021 Operating Income	Operating Margin	Income Taxes	Net Income	Diluted EPS
Reported (GAAP)	$ 663.2	16.6 %	$ 50.3	$ 363.6	$ 2.28
Non-GAAP adjustments:					
Restructuring related and other [(a)]	23.6	0.6	(3.5)	21.4	0.13
Financing and other transaction costs [(e)]	13.2	0.3	(0.1)	41.0	0.26
Step-up depreciation and amortization	127.6	3.3	—	127.6	0.80
Deferred loss on derivative instruments	8.3	0.2	—	11.3	0.07
Amortization of debt issuance costs	—	—	—	6.9	0.04
Deferred taxes and other tax related [(d)]	—	—	(4.9)	(4.9)	(0.03)
Total adjustments	172.8	4.5	(8.4)	203.3	1.28
Adjusted (non-GAAP)	$ 806.0	21.1 %	$ 58.8	$ 566.8	$ 3.56

(a) The following table presents the components of our restructuring related and other non-GAAP adjustment to net income for fiscal years 2023, 2022, and 2021 (amounts have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding):

(In millions)	For the year ended December 31, 2023	2022	2021
Business and corporate repositioning [(i)]	$ 77.6	$ 27.2	$ 10.7
Supply chain repositioning and transition [(ii)]	13.4	4.5	8.2
Pre-acquisition legal matters [(iii)]	(1.5)	6.4	6.0
Other [(iv)]	322.0	—	—
Income tax effect [(v)]	(3.7)	(3.5)	(3.5)
Total non-GAAP restructuring related and other [(vi)]	$ 407.8	$ 34.5	$ 21.4

i. Primarily includes charges related to repositioning our business and corporate functions to more effectively respond to the challenges that face the business. Fiscal year 2023 includes (1) $28.8 million of charges related to the exit the Spear Marine Business, $14.4 million of which was recorded in restructuring and other charges, net, with the remainder primarily in cost of revenue, (2) $23.5 million of charges incurred as part of the Q3 2023 Plan, recorded in restructuring and other charges, net, and (3) $18.8 million of charges arising as an indirect result of actions taken in the Q3 2023 Plan, of which approximately $2.1 million was recorded in restructuring and other charges, net, with the remainder primarily in cost of revenue.

ii. Primarily includes costs related to optimization of our manufacturing processes to increase productivity and rationalize our manufacturing footprint and supply chain workforce rationalization.

iii. Represents charges incurred related to legal matters associated with acquired businesses, for which new information is brought to light after the measurement period for the business combination is closed, but for which the liability relates to events or activities that occurred prior to our acquisition of the business.

iv. Relates primarily to a $321.7 million non-cash goodwill impairment charge recognized in the fourth quarter of 2023 related to the Insights reporting unit.

v. We treat deferred taxes as a non-GAAP adjustment. Accordingly, the income tax effect of the restructuring related and other non-GAAP adjustment refers only to the current income tax effect.

vi. Total presented is the non-GAAP adjustment to net income. Certain portions of these adjustments are non-operating and are excluded from the non-GAAP adjustments to operating income.

(b) Step-up depreciation and amortization in the year ended December 31, 2023 includes $13.5 million of accelerated amortization related to the exit of the Spear Marine Business in the second quarter of 2023.

(c) Financing and other transaction costs in the year ended December 31, 2022 includes gains of $135.1 million and $9.4 million on the sale of the Qinex Business and changes in the fair value of acquisition-related contingent consideration, respectively, partially offset by $48.9 million of expense related to compensation arrangements entered into concurrent with the closing of acquisitions, each of which were recorded in restructuring and other charges, net. Also includes $75.6 million of mark-to-market losses on our equity investments, primarily our investment in Quanergy, which are presented in other, net in our consolidated statements of operations.

(d) Deferred taxes and other tax related adjustments for the years ended December 31, 2022 and 2021 include current tax expense of $14.7 million and $10.9 million, respectively, related to the repatriation of earnings from certain Asian subsidiaries to their parent companies in the Netherlands. The decision to repatriate these earnings was the result of our goal to reduce our balance sheet exposure and corresponding earnings volatility related to changes in foreign currency exchange rates as well as to fund our deployment of capital.

(e) Financing and other transaction costs in the year ended December 31, 2021 includes a $30.1 million loss related to the early redemption of the $750.0 million aggregate principal amount outstanding on the 6.25% senior notes due 2026 (the "6.25% Senior Notes"). The loss primarily reflects the payment of $23.4 million for the early redemption premium, with the remaining loss representing write-off of debt discounts and deferred financing costs. The loss is presented in other, net in our consolidated statements of operations.

The following table presents a reconciliation of net cash provided by operating activities calculated in accordance with U.S. GAAP to free cash flow.

	For the year ended December 31,		
(In millions)	2023	2022	2021
Net cash provided by operating activities	$ 456.7	$ 460.6	$ 554.2
Additions to property, plant and equipment and capitalized software	(184.6)	(150.1)	(144.4)
Free cash flow	$ 272.1	$ 310.5	$ 409.7

The following table presents a reconciliation of corporate and other expenses calculated in accordance with U.S. GAAP to adjusted corporate and other expenses.

	For the year ended December 31,		
(In millions)	2023	2022	2021
Corporate and other expenses (GAAP)	$ (633.2)	$ (294.4)	$ (288.1)
Non-GAAP adjustments			
Restructuring related and other	366.5	11.9	9.9
Financing and other transaction costs	6.8	15.7	11.9
Step-up depreciation and amortization	0.9	1.2	1.7
Deferred (gain)/loss on derivative instruments	(4.1)	(1.5)	8.3
Total adjustments	370.1	27.3	31.8
Adjusted corporate and other expenses (non-GAAP)	$ (263.1)	$ (267.1)	$ (256.3)

The following table presents a reconciliation of net (loss)/income calculated in accordance with U.S. GAAP to adjusted EBITDA.

	For the year ended December 31,		
(In millions)	2023	2022	2021
Net (loss)/income	$ (3.9)	$ 310.7	$ 363.6
Interest expense, net	150.9	178.8	179.3
Provision for income taxes	21.8	86.0	50.3
Depreciation expense	133.1	127.2	125.0
Amortization of intangible assets	173.9	153.8	134.1
EBITDA	475.7	856.5	852.3
Non-GAAP adjustments			
Restructuring related and other	411.5	38.0	23.6
Financing and other transaction costs	21.5	7.5	41.0
Deferred (gain)/loss on derivative instruments	(2.0)	1.9	11.3
Adjusted EBITDA	$ 906.6	$ 903.9	$ 928.3

The following table presents a reconciliation of total debt and finance lease obligations calculated in accordance with U.S. GAAP to net and gross leverage ratio.

($ in millions)	For the year ended December 31,					
	2023		2022		2021	
Current portion of long-term debt and finance lease obligations	$	2.3	$	256.5	$	6.8
Finance lease obligations, less current portion		22.9		24.7		26.6
Long-term debt, net		3,374.0		3,958.9		4,214.9
Total debt and finance lease obligations		3,399.2		4,240.1		4,248.3
Less: debt discount, net of premium		(1.6)		(3.4)		(5.2)
Less: deferred financing costs		(24.4)		(29.9)		(26.7)
Total gross indebtedness	$	3,425.2	$	4,273.4	$	4,280.2
Adjusted EBITDA (LTM)	$	906.6	$	903.9	$	928.3
Gross leverage ratio		3.8		4.7		4.6
Total gross indebtedness	$	3,425.2	$	4,273.4	$	4,280.2
Less: cash and cash equivalents		508.1		1,225.5		1,709.0
Net debt	$	2,917.1	$	3,047.9	$	2,571.3
Adjusted EBITDA (LTM)	$	906.6	$	903.9	$	928.3
Net leverage ratio		3.2		3.4		2.8

Liquidity and Capital Resources

As of December 31, 2023 and 2022, we held cash and cash equivalents in the following regions (amounts have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding):

(In millions)	As of December 31,			
	2023		2022	
United Kingdom	$	12.6	$	15.7
United States		12.9		16.1
The Netherlands		158.2		861.3
China		250.8		210.0
Other		73.6		122.4
Total cash and cash equivalents	$	508.1	$	1,225.5

The amount of cash and cash equivalents held in these geographic regions fluctuates throughout the year due to a variety of factors, such as our use of intercompany loans and dividends and the timing of cash receipts and disbursements in the normal course of business. Our earnings are not considered to be permanently reinvested in certain jurisdictions in which they were earned. We recognize a deferred tax liability on these unremitted earnings to the extent the remittance of such earnings cannot be recovered in a tax-free manner.

In certain jurisdictions, our cash balances are subject to withholding taxes immediately upon withdrawal of funds to a different jurisdiction. In addition, in order to take advantage of incentive programs offered by various jurisdictions, including tax incentives, we are required to maintain minimum cash balances in these jurisdictions. The transfer of cash from these jurisdictions could result in loss of incentives or higher cash tax expense, but those impacts are not expected to be material.

Our cash and cash equivalent balances as of December 31, 2023 and 2022 were held in the following significant currencies:

(In millions)	USD		EUR		GBP		CNY		Other
As of December 31, 2023									
United Kingdom	$	0.4	€	0.0	£	11.9	¥	—	
United States		12.9		0.0		—		—	
The Netherlands		143.9		12.2		0.3		—	
China		155.2		—		—		679.4	
Other		58.3		2.5		—		—	
Total	$	370.7	€	14.7	£	12.2	¥	679.4	
USD Equivalent			$	16.2	$	15.6	$	95.6	$ 10.0

(In millions)	USD		EUR		GBP		CNY		Other
As of December 31, 2022									
United Kingdom	$	2.7	€	0.0	£	10.7	¥	—	
United States		16.1		—		—		—	
The Netherlands		848.6		10.9		0.2		—	
China		95.0		—		—		794.4	
Other		99.9		2.3		—		—	
Total	$	1,062.3	€	13.2	£	10.9	¥	794.4	
USD Equivalent			$	14.0	$	13.2	$	115.2	$ 20.8

Cash Flows

The table below summarizes our primary sources and uses of cash for the years ended December 31, 2023, 2022, and 2021. We have derived this summarized statement of cash flows from our Financial Statements included elsewhere in this Report. Amounts in the table below have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding.

	For the year ended December 31,		
(In millions)	2023	2022	2021
Net cash provided by/(used in):			
Operating activities:			
Net (loss)/income adjusted for non-cash items	$ 639.6	$ 609.9	$ 693.8
Changes in operating assets and liabilities, net	(160.3)	(125.8)	(124.0)
Cash operating activities	(22.6)	(23.5)	(15.6)
Operating activities	456.7	460.6	554.2
Investing activities	(165.0)	(590.6)	(882.1)
Financing activities	(1,016.6)	(353.5)	174.9
Effects of exchange rate differences	7.5	—	—
Net change in cash and cash equivalents	$ (717.4)	$ (483.4)	$ (153.0)

Operating Activities

Refer to *Results of Operations* included elsewhere in this MD&A for discussion of the drivers of changes in net (loss)/income in fiscal years 2023 and 2022.

Net cash provided by operating activities for the year ended December 31, 2023 decreased from the prior year as higher cash generated from earnings was more than offset by inventory build and a negative impact from the timing of supplier payments and customer receipts.

Investing Activities

Investing activities primarily include cash exchanged for the acquisition or divestiture of a business or group of assets, cash paid for additions to PP&E and capitalized software, and the acquisition or sale of certain debt and equity securities.

Net cash used in investing activities for the year ended December 31, 2023 decreased compared to the corresponding period of the prior year, primarily due to lower cash paid for acquisitions (there were no acquisitions in the year ended December 31,

2023, while in the prior period we acquired Elastic M2M and Dynapower), partially offset by (1) lower cash received from sale of businesses and (2) an increase in cash paid for capital expenditures. In the year ended December 31, 2023, we received cash proceeds of $19.0 million from the sale of a business, compared to $198.8 million in the year ended December 31, 2022.

In fiscal year 2024, we anticipate additions to PP&E and capitalized software of approximately $175.0 million, which we expect to be funded with cash flows from operations.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2023 increased primarily due to (1) the early payment of the entire Term Loan balance and the 5.625% Senior Notes in the year ended December 31, 2023 and (2) an increase in cash paid to shareholders in the form of cash dividends, partially offset by lower cash paid to repurchase ordinary shares as part of our share repurchase program.

Indebtedness and Liquidity

The following table details our gross outstanding indebtedness as of December 31, 2023 and the associated interest expense for the year then ended (amounts have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding):

(In millions)	Balance as of December 31, 2023	Interest Expense for the year ended December 31, 2023
Term Loan [1]	$ —	$ 5.4
5.625% Senior Notes [2]	—	21.7
5.0% Senior Notes	700.0	35.0
4.375% Senior Notes	450.0	19.7
3.75% Senior Notes	750.0	28.1
4.0% Senior Notes	1,000.0	40.0
5.875% Senior Notes	500.0	29.4
Finance lease obligations	25.2	2.2
Total gross outstanding indebtedness	$ 3,425.2	
Amortization of debt issuance costs		6.8
Capitalized interest costs [3]		(8.0)
Other interest expense [4]		2.0
Interest expense		$ 182.2

---

[1] On May 3, 2023, we prepaid the remaining balance on our outstanding variable rate Term Loan.

[2] On December 18, 2023, we redeemed in full the $400.0 million aggregate principal amount outstanding on our 5.625% Senior Notes.

[3] Relates to interest costs capitalized as PP&E in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 835-20, *Capitalization of Interest.*

[4] Primarily relates to fees on the unused balance on our Revolving Credit Facility.

Debt Instruments

As of December 31, 2023, our debt instruments included $700.0 million aggregate principal amount of 5.0% senior notes due 2025 (the "5.0% Senior Notes"), $450.0 million aggregate principal amount of 4.375% senior notes due 2030 (the "4.375% Senior Notes"), $750 million aggregate principal amount of 3.75% senior notes due 2031 (the "3.75% Senior Notes"), $1.0 billion aggregate principal amount of 4.0% senior notes due 2029 (the "4.0% Senior Notes"), and $500.0 million aggregate principal amount of 5.875% senior notes due 2030 (the "5.875% Senior Notes").

In the year ended December 31, 2023, we prepaid the entire principal outstanding on our Term Loan. Per the terms of the Senior Secured Credit Facilities, balances outstanding on the Term Loan, once repaid, may not be re-borrowed. There are no outstanding borrowings on the Revolving Credit Facility as of December 31, 2023.

In August 2023, we entered into an amendment (the "Thirteenth Amendment") to (i) the Credit Agreement, and (ii) the Foreign Guaranty, dated as of May 12, 2011 (as amended, supplemented, waived, or otherwise modified prior to the Thirteenth Amendment). Among other changes to the Credit Agreement, the Thirteenth Amendment, (i) released the Foreign Guarantors (excluding STBV) (the "Specified Foreign Guarantors") from all of their remaining obligations as guarantors and securing parties under the Credit Agreement, subject to an obligation to reinstate the guarantees under certain conditions, and (ii) modified certain of the operational and restrictive covenants and other terms and conditions of the Credit Agreement to provide us increased flexibility and permissions thereunder.

The Specified Foreign Guarantors were released from their guaranty obligations with respect the 5.625% Senior Notes (collectively with the 5.0% Senior Notes, the 4.375% Senior Notes, the 3.75% Senior Notes, the 4.0% Senior Notes, and the 5.875% Senior Notes, the "Senior Notes"), the 5.0% Senior Notes, the 4.0% Senior Notes, the 5.875% Senior Notes, the 4.375% Senior Notes, and the 3.75% Senior Notes, in each case in accordance with the terms of the relevant indenture pursuant to which the Senior Notes were issued (the "Senior Notes Indentures").

On December 18, 2023, we redeemed in full the $400.0 million aggregate principal amount outstanding on the 5.625% Senior Notes in accordance with the terms of the indenture under which the 5.625% Senior Notes were issued, at a redemption price of 100.0% of the aggregate principal amount of the outstanding 5.625% Senior Notes, plus a $4.0 million "make-whole" premium, plus accrued and unpaid interest to (but not including) the redemption date.

Refer to *Note 14: Debt* of our Financial Statements included elsewhere in this Report for additional information related to our debt instruments.

The aggregate principal amount of each tranche of our Senior Notes is due in full at its maturity date. Loans made pursuant to the Revolving Credit Facility must be repaid in full at its maturity date and can be repaid prior to then at par. All letters of credit issued thereunder will terminate at the final maturity of the Revolving Credit Facility unless cash collateralized prior to such time.

The following table presents the remaining mandatory principal repayments of long-term debt, in millions, excluding finance lease payments and discretionary repurchases of debt, in each of the years ended December 31, 2024 through 2028 and thereafter.

For the year ended December 31,	Aggregate Maturities
2024	$ —
2025	700.0
2026	—
2027	—
2028	—
Thereafter	2,700.0
Total long-term debt principal payments	$ 3,400.0

Capital Resources

Senior Secured Credit Facilities

On August 22, 2023, we entered into the Thirteenth Amendment of the Credit Agreement, which (i) released the Specified Foreign Guarantors from all of their remaining obligations as guarantors and securing parties under the Credit Agreement, subject to an obligation to reinstate the guarantees under certain conditions, and (ii) modified certain of the operational and restrictive covenants and other terms and conditions of the Credit Agreement to provide us increased flexibility and permissions thereunder.

The Credit Agreement provides for the Senior Secured Credit Facilities consisting of the Term Loan, the Revolving Credit Facility, and the Accordion, under which additional secured credit facilities could be issued under certain circumstances. In the first and second quarters of 2023, we repaid the Term Loan balance in full.

Sources of liquidity

Our sources of liquidity include cash on hand, cash flows from operations, and available capacity under the Revolving Credit Facility. As of December 31, 2023, there was $746.1 million available under the Revolving Credit Facility, net of $3.9 million of obligations in respect of outstanding letters of credit issued thereunder. Outstanding letters of credit are issued primarily for the benefit of certain operating activities. As of December 31, 2023, no amounts had been drawn against these outstanding letters of credit. Availability under the Accordion varies each period based on our attainment of certain financial metrics as set forth in the terms of the Credit Agreement and the Senior Notes Indentures. As of December 31, 2023, availability under the Accordion was approximately $2.0 billion.

We believe, based on our current level of operations for the year ended December 31, 2023, and taking into consideration the restrictions and covenants included in the Credit Agreement and Senior Notes Indentures discussed below and in *Note 14: Debt* of our Financial Statements included elsewhere in this Report, that the sources of liquidity described above will be sufficient to fund our operations, capital expenditures, dividend payments, ordinary share repurchases, and debt service for the short and long term. However, we cannot make assurances that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Further, our highly-leveraged nature may limit our ability to procure additional financing in the future.

Our ability to raise additional financing, and our borrowing costs, may be impacted by short- and long-term debt ratings assigned by independent rating agencies, which are based, in significant part, on our performance as measured by certain credit metrics such as interest coverage and leverage ratios. As of January 26, 2024, Moody's Investors Service's corporate credit rating for STBV was Ba2 with a positive outlook, and S&P's corporate credit rating for STBV was BB+ with a stable outlook. Any future downgrades to STBV's credit ratings may increase our future borrowing costs but will not reduce availability under the Credit Agreement.

Restrictions and Covenants

The Credit Agreement provides that if our senior secured net leverage ratio exceeds a specified level, we are required to use a portion of our excess cash flow, as defined in the Credit Agreement, generated by operating, investing, or financing activities to prepay some or all of the outstanding borrowings under the Senior Secured Credit Facilities. The Credit Agreement also requires mandatory prepayments of the outstanding borrowings under the Senior Secured Credit Facilities upon certain asset dispositions and casualty events, in each case subject to certain reinvestment rights, and upon the incurrence of certain indebtedness (excluding any permitted indebtedness). These provisions were not triggered during the year ended December 31, 2023.

The Credit Agreement and the Senior Notes Indentures contain restrictions and covenants (described in more detail in *Note 14: Debt* of our Financial Statements included elsewhere in this Report) that limit the ability of STBV and certain of its subsidiaries to, among other things, incur subsequent indebtedness, sell assets, pay dividends, and make other restricted payments. These restrictions and covenants, which are subject to important exceptions and qualifications set forth in the Credit Agreement and Senior Notes Indentures, were taken into consideration when we established our share repurchase programs and will be evaluated periodically with respect to future potential funding of those programs. These restrictions and covenants were not materially modified in the Thirteenth Amendment. We do not believe that these restrictions and covenants will prevent us from funding share repurchases under our share repurchase programs with available cash and cash flows from operations. As of December 31, 2023, we believe that we were in compliance with all the covenants and default provisions under the Credit Agreement and the Senior Notes Indentures.

Share repurchase program

From time to time, our Board of Directors has authorized various share repurchase programs, which may be modified or terminated by our Board of Directors at any time. Under these programs, we may repurchase ordinary shares at such times and in amounts to be determined by our management, based on market conditions, legal requirements, and other corporate considerations, on the open market or in privately negotiated transactions, provided that such transactions were completed pursuant to an agreement and with a third party approved by our shareholders at the annual general meeting.

In July 2019 our Board of Directors authorized a $500.0 million ordinary share repurchase program (the "July 2019 Program"). In January 2022, our Board of Directors authorized the January 2022 Program, which replaced the July 2019 Program. On September 26, 2023, our Board of Directors authorized the September 2023 Program, which replaced the January 2022 Program, effective October 1, 2023.

During the year ended December 31, 2021, we repurchased approximately 0.8 million ordinary shares under the July 2019 Program, at a weighted-average price per share of $59.28. During the year ended December 31, 2022, we purchased approximately 6.3 million ordinary shares under the January 2022 Program, at a weighted average price per share of $46.08. During the year ended December 31, 2023, we repurchased approximately 2.3 million ordinary shares at a weighted average price per share of $38.31. These purchases were made under the January 2022 Program and the September 2023 Program. As of December 31, 2023, approximately $471.9 million remained available under the September 2023 Program.

Dividends

In the second quarter of 2022, we began paying quarterly cash dividends of $0.11 per share to our shareholders. In the second quarter of 2023, we increased the dividends to $0.12 per share. In the years ended December 31, 2023 and 2022, we paid aggregate cash dividends of $71.5 million and $51.1 million, respectively. On January 25, 2024, we announced that our Board of Directors approved a quarterly dividend of $0.12 per share, payable on February 28, 2024 to shareholders of record as of February 14, 2024.

Critical Accounting Policies and Estimates

As discussed in *Note 2: Significant Accounting Policies* of our Financial Statements included elsewhere in this Report, which more fully describes our significant accounting policies, the preparation of consolidated financial statements in accordance with U.S. GAAP requires us to exercise judgment in the process of applying our accounting policies. It also requires that we make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and accompanying notes. The accounting policies and estimates that we believe are most critical to the portrayal of our financial condition and results of operations are listed below. We believe these policies require the most difficult, subjective, and complex judgments in estimating the effect of inherent uncertainties.

Revenue Recognition

The discussion below details the most significant judgments and estimates we make regarding recognition of revenue in accordance with FASB ASC Topic 606, *Revenue from Contracts with Customers*. In accordance with FASB ASC Topic 606, we recognize revenue to depict the transfer of promised goods to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods, using a five-step model. The most critical judgments and estimates we make in the implementation of this model relate to identifying the contract with the customer and determination of the transaction price associated with the performance obligation(s) in the contract, specifically related to variable consideration.

While many of the agreements with our customers specify certain terms and conditions that apply to any transaction between the parties, many of which are in effect for a defined term, the vast majority of these agreements do not result in contracts (as defined in FASB ASC Topic 606) because they do not create enforceable rights and obligations on the parties. Specifically, (1) the parties are not committed to perform any obligations in accordance with the specified terms and conditions until a customer purchase order is received and accepted by us and (2) there is a unilateral right of each party to terminate the agreement at any time without compensating the other party. For this reason, the vast majority of our contracts (as defined in FASB ASC Topic 606) are customer purchase orders. If this assessment were to change, it could result in a material change to the amount of net revenue recognized in a period.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. In determining the transaction price related to a contract, we determine whether the amount promised in a contract includes a variable amount (variable consideration). Variable consideration may be specified in the customer purchase order, in another agreement that identifies terms and conditions of the transaction, or based on our customary practices. We have identified certain types of variable consideration that may be included in the transaction price related to our contracts, including sales returns (which generally include a right of return for defective or non-conforming product) and trade discounts (including retrospective volume discounts and early payment incentives). Such variable consideration has not historically been material. However, should our judgments and estimates regarding variable consideration change, it could result in a material change to the amount of net revenue recognized in a period.

Goodwill

Businesses acquired are recognized at their fair value on the date of acquisition, with the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed recognized as goodwill. Intangible assets acquired may include either definite-lived or indefinite-lived intangible assets, or both. In accordance with FASB ASC Topic 350, *Intangibles—Goodwill and Other*, goodwill is not amortized. Instead these assets are evaluated for impairment on an annual basis, and whenever events or business conditions change that could indicate that the asset is impaired.

Goodwill

Our judgments regarding the existence of indicators of goodwill impairment are based on several factors, including the performance of the end markets served by our customers, as well as the actual financial performance of our reporting units and their respective financial forecasts over the long-term. We evaluate goodwill for impairment in the fourth quarter of each fiscal year, unless events occur which trigger the need for an earlier impairment review.

Identification of reporting units. As of October 1, 2023, we had seven reporting units, Automotive, HVOR, Insights, Industrial Solutions, Aerospace, Clean Energy Solutions, and Dynapower. Upon acquisition of Dynapower in the third quarter of 2022, it was included in the Clean Energy Solutions reporting unit for external reporting purposes. As of October 1, 2023, we determined to continue to separately review the results of Dynapower for decision-making purposes, and, accordingly, created a new reporting unit. There have been no subsequent changes to our reporting units as of December 31, 2023.

These reporting units have been identified based on the definitions and guidance provided in FASB ASC Topic 350. Identification of reporting units includes an analysis of the components that comprise each of our operating segments, which considers, among other things, the manner in which we operate our business and the availability of discrete financial information. Components of an operating segment are aggregated to form one reporting unit if the components have similar economic characteristics. We periodically review these reporting units to ensure that they continue to reflect the manner in which the business is operated.

Assignment of assets, liabilities, and goodwill to reporting units. Some assets and liabilities relate to the operations of multiple reporting units. We allocate these assets and liabilities to the reporting units based on methods that we believe are reasonable and supportable. We apply that allocation method on a consistent basis from year to year. Other assets and liabilities, such as debt, cash and cash equivalents, and PP&E associated with our corporate offices, are viewed as being corporate in nature. Accordingly, we do not assign these assets and liabilities to our reporting units.

In the event we reorganize our business, we reassign the assets (including goodwill) and liabilities among the affected reporting units using a reasonable and supportable methodology. As businesses are acquired, we assign assets acquired (including goodwill) and liabilities assumed to a new or existing reporting unit as of the date of the acquisition. In the event a disposal group meets the definition of a business, goodwill is allocated to the disposal group based on the relative fair value of the disposal group to the retained portion of the related reporting unit.

Evaluation of goodwill for impairment. We have the option to first assess qualitative factors to determine whether a quantitative goodwill impairment analysis must be performed. The objective of a qualitative analysis is to assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. We make this assessment based on macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant factors as applicable. If we elect not to use this option, or if we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we prepare a discounted cash flow analysis to determine whether the carrying value of the reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognize an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB ASC Topic 350.

We evaluated the goodwill of each reporting unit for impairment as of October 1, 2023, using a quantitative method. In performing our evaluation under the quantitative method, we estimated the fair values of our reporting units using the discounted cash flow method, and, when applicable, a market multiples approach (the "Market Approach") using comparable companies appropriate to the reporting unit. For the discounted cash flow method, we prepared detailed annual projections of future net cash flows for the reporting unit for the subsequent ten fiscal years (the "Discrete Projection Period"). We estimated the value of the net cash flows beyond the tenth fiscal year (the "Terminal Year") by using either the Gordon Growth Model or the H-Model. The net cash flows from the Discrete Projection Period and the Terminal Year were discounted at an estimated weighted-average cost of capital ("WACC") appropriate for each reporting unit. The estimated WACC was derived, in part, from comparable companies appropriate to each reporting unit. We believe that our procedures for estimating discounted future net cash flows, including the Terminal Year valuation, were reasonable and consistent with accepted valuation practices.

Based on this evaluation, we determined that goodwill in our Insights reporting unit was impaired, driven primarily by a lower long-range financial forecast resulting from the impact of restructuring actions taken in the third and fourth quarters of 2023 and consequent business decisions regarding our level of investment in Insights in future years considering Sensata's focus on electrification. Other valuation assumptions for the Insights reporting unit valuation that are impacted by macroeconomic factors also contributed to the impairment. Accordingly, we recorded a $321.7 million non-cash impairment charge in the fourth quarter of 2023, representing the entire goodwill balance allocated to Insights. Refer to *Note 11: Goodwill and Other Intangible Assets, Net* of our Financial Statements included elsewhere in this Report for additional information.

The preparation of forecasts of revenue growth and profitability for use in the long-range forecasts, the selection of the discount rates, and the estimation of the multiples used in the Market Approach involve significant judgments. Changes to these assumptions could affect the estimated fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period.

Types of events that could result in an additional goodwill impairment. As noted above, the assumptions used in the quantitative calculation of fair value of our reporting units, including the long-range forecasts, the selection of the discount rates, and the estimation of the multiples or long-term growth rates used in valuing the Terminal Year involve significant judgments. Changes to these assumptions could affect the estimated fair values of our reporting units calculated in prior years and could result in a goodwill impairment charge in a future period. We believe that certain factors, such as a future recession, any material adverse conditions in the automotive industry and other industries in which we operate, and other factors identified in *Item 1A: Risk Factors* included elsewhere in this Report could cause us to revise our long-term projections. Such revisions could result in a goodwill impairment charge in the future.

We consider a combination of quantitative and qualitative factors to determine whether a reporting unit is at risk of failing the goodwill impairment test, including: the timing of our most recent quantitative impairment tests and the relative amount by which a reporting unit's fair value exceeded its then carrying value, the inputs and assumptions underlying our valuation models and the sensitivity of our fair value measurements to those inputs and assumptions, the impact that adverse economic or market conditions may have on the degree of uncertainty inherent in our long-term operating forecasts, and changes in the carrying value of a reporting unit's net assets from the time of our most recent goodwill impairment test. We also consider the impact of recent acquisitions in our expectations of the reporting units, such as the Insights and Dynapower reporting units, and how these acquisitions perform against their original expected performance, as these might put pressure on the reporting units' fair value over carrying value in the short term. Based on the results of this analysis, we do not consider any of our reporting units outside of Insights, which was already fully impaired, to be at risk of failing the goodwill impairment test.

Income Taxes

As part of the process of preparing our financial statements, we are required to estimate our provision for (or benefit from) income taxes in each of the jurisdictions in which we operate. This involves estimating our current tax expense, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Management judgment is required in determining various elements of our provision for (or benefit from) income taxes, including the amount of tax benefits on uncertain tax positions, and deferred tax assets that should be recognized.

In accordance with FASB ASC Topic 740, *Income Taxes*, we record uncertain tax positions on the basis of a two-step process. First, we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position. Second, for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the relevant tax authority. Significant judgment is required in evaluating whether our tax positions meet this two-step process. The more-likely-than-not recognition threshold must be met in each reporting period to support continued recognition of any tax benefits claimed, both in the current year, as well as any year which remains open for review by the relevant tax authority at the balance sheet date. Penalties and interest related to uncertain tax positions may be classified as either income taxes or another expense line item in the consolidated statements of operations. We classify interest and penalties related to uncertain tax positions within the provision for (or benefit from) income taxes line of the consolidated statements of operations.

We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In measuring our deferred tax assets, we consider all available evidence, both positive and negative, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations in various jurisdictions, to determine whether, based on the weight of that evidence, a valuation allowance is needed for all or some portion of the deferred tax assets. Significant judgment is required in considering the relative impact of these items along with the weight that should be given to each category, commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary, and the more difficult it is to support a conclusion that a valuation allowance is not needed. Additionally, we utilize the "more likely than not" criteria established in FASB ASC Topic 740 to determine whether the future tax benefit from the deferred tax assets should be recognized.

Ultimately, the ability to realize our deferred tax assets is based on our assessment of future taxable income, which is based on estimated future results. In the event that actual results differ from these estimates, or we adjust our estimates in the future, we may need to adjust our valuation allowance assessment, which could materially impact our consolidated financial position and results of operations.

Recently Issued Accounting Standards

In November 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures*, to improve disclosures about a public entity's reportable segments. This guidance requires that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss and an amount for "other segment items" included in the determination of segment operating income. The guidance also requires that a public entity provide all annual disclosures about a reportable segment's profit or loss and assets currently required by FASB ASC Topic 280, *Segment Reporting*, in interim periods, and that a public entity provide the title and position of the chief operating decision-maker. Other requirements of the guidance are not expected to be material. There is no change to the guidance for identification or aggregation of operating or reportable segments. FASB ASU No. 2023-07 will be effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The guidance must be applied retrospectively to all prior periods presented. We will adopt the guidance in FASB ASU No. 2023-07 on January 1, 2024 and will include the required new annual and quarterly disclosures in our Annual Report on Form 10-K for the period ended December 31, 2024 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2025, respectively.

In December 2023, the FASB issued ASU No. 2023-09, *Income taxes (Topic 740): Improvements to Income Tax Disclosures*, to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the standard is effective for annual periods beginning after December 15, 2024. We are currently evaluating the impact on our income tax related disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in foreign currency exchange rates because we transact in a variety of foreign currencies. We are also exposed to changes in the prices of certain commodities (primarily metals) that we use in production. Changes in these foreign currency exchange rates and commodity prices may have an impact on future cash flows and earnings. We monitor our exposure to these risks and may employ derivative financial instruments to limit the volatility to earnings and cash flows generated by these exposures. We employ derivative contracts that may or may not be designated for hedge accounting treatment under FASB ASC Topic 815, *Derivatives and Hedging*, which can result in volatility to earnings depending upon fluctuations in the underlying markets.

By using derivative instruments, we are subject to credit and market risk. The fair market values of these derivative instruments are based upon valuation models whose inputs are derived using market observable inputs, including foreign currency exchange and commodity spot and forward rates, and reflect the asset and liability positions as of the end of each reporting period. When the fair value of a derivative contract is positive, the counterparty is liable to us, thus creating a receivable risk for us. We are exposed to counterparty credit (or repayment) risk in the event of non-performance by counterparties to our derivative agreements. We attempt to minimize this risk by entering transactions with major financial institutions of investment grade credit rating.

Interest Rate Risk

As discussed further in *Note 14: Debt* of our Financial Statements included elsewhere in this Report, the Credit Agreement provides for the Senior Secured Credit Facilities consisting of the Term Loan, the Revolving Credit Facility, and incremental availability (the "Accordion") under which additional secured credit facilities could be issued under certain circumstances. In the year ended December 31, 2023, we prepaid the entire outstanding balance on the Term Loan, which was our only variable-rate debt. Borrowings under the Revolving Credit Facility continue to be subject to interest based on a variable rate, but we had no outstanding balance on the Revolving Credit Facility at December 31, 2023 or 2022.

Sensitivity Analysis

As of December 31, 2023, we had no outstanding variable interest rate loans.

As of December 31, 2022, we had an outstanding balance on the Term Loan (excluding debt discount and deferred financing costs) of $446.8 million. The applicable interest rate associated with the Term Loan at December 31, 2022 was 5.87%. An increase of 100 basis points in this rate would have resulted in additional interest expense of $1.5 million in fiscal year 2023. An additional 100 basis point increase in this rate would have resulted in incremental interest expense of $3.1 million in fiscal year 2023.

Foreign Currency Risk

Consistent with our risk management objective and strategy to reduce exposure to variability in cash flows, and for non-trading purposes, we enter into foreign currency exchange rate derivatives that qualify as cash flow hedges, and that are intended to offset the effect of exchange rate fluctuations on forecasted sales and certain manufacturing costs. We also enter into foreign currency forward contracts that are not designated for hedge accounting purposes. Refer to *Note 19: Derivative Instruments and Hedging Activities* of our Financial Statements included elsewhere in this Report for additional information related to the foreign currency forward contracts outstanding as of December 31, 2023.

Sensitivity Analysis

The tables below present our foreign currency forward contracts as of December 31, 2023 and 2022 and the estimated impact to future pre-tax earnings as a result of a 10% strengthening/weakening in the foreign currency exchange rate:

(In millions)	Net (Liability)/Asset Balance as of December 31, 2023	(Decrease)/Increase to Future Pre-tax Earnings Due to: 10% Strengthening of the Value of the Foreign Currency Relative to the U.S. Dollar	(Decrease)/Increase to Future Pre-tax Earnings Due to: 10% Weakening of the Value of the Foreign Currency Relative to the U.S. Dollar
Euro	$ (7.4)	$ (48.4)	$ 48.4
Chinese Renminbi	$ (0.2)	$ 11.4	$ (11.4)
Japanese Yen	$ 0.0	$ 0.1	$ (0.1)
Korean Won	$ (0.0)	$ (2.3)	$ 2.3
Malaysian Ringgit	$ 0.0	$ 0.5	$ (0.5)
Mexican Peso	$ 25.0	$ 26.3	$ (26.3)
British Pound Sterling	$ 2.4	$ 7.9	$ (7.9)

(In millions)	Net Asset/(Liability) Balance as of December 31, 2022	(Decrease)/Increase to Future Pre-tax Earnings Due to: 10% Strengthening of the Value of the Foreign Currency Relative to the U.S. Dollar	(Decrease)/Increase to Future Pre-tax Earnings Due to: 10% Weakening of the Value of the Foreign Currency Relative to the U.S. Dollar
Euro	$ 10.7	$ (43.3)	$ 43.3
Chinese Renminbi	$ 0.0	$ (5.8)	$ 5.8
Japanese Yen	$ 0.0	$ 0.5	$ (0.5)
Korean Won	$ 0.4	$ (1.5)	$ 1.5
Malaysian Ringgit	$ 0.0	$ 0.5	$ (0.5)
Mexican Peso	$ 13.2	$ 17.2	$ (17.2)
British Pound Sterling	$ (3.1)	$ 6.4	$ (6.4)

Commodity Risk

We are exposed to the potential change in prices associated with certain commodities used in the manufacturing of our products. We offset a portion of this exposure by entering forward contracts that fix the price at a future date for various notional amounts associated with these commodities. These forward contracts are not designated as accounting hedges. Refer to *Note 19: Derivative Instruments and Hedging Activities* of our Financial Statements included elsewhere in this Report for additional information related to the commodity forward contracts outstanding as of December 31, 2023.

Sensitivity Analysis

The tables below present our commodity forward contracts as of December 31, 2023 and 2022 and the estimated impact to pre-tax earnings associated with a 10% increase/(decrease) in the related forward price for each commodity:

(In millions, except per unit amounts)	Net Asset Balance as of December 31, 2023	Average Forward Price Per Unit as of December 31, 2023	Increase/(Decrease) to Pre-tax Earnings Due to 10% Increase in the Forward Price	Increase/(Decrease) to Pre-tax Earnings Due to 10% Decrease in the Forward Price
Silver	$ 0.5	$ 24.61	$ 1.7	$ (1.7)
Copper	$ 0.2	$ 3.90	$ 2.5	$ (2.5)

(In millions, except per unit amounts)	Net Asset/(Liability) Balance as of December 31, 2022	Average Forward Price Per Unit as of December 31, 2022	Increase/(Decrease) to Pre-tax Earnings Due to 10% Increase in the Forward Price	Increase/(Decrease) to Pre-tax Earnings Due to 10% Decrease in the Forward Price
Silver	$ 1.1	$ 24.33	$ 2.3	$ (2.3)
Gold	$ 0.1	$ 1,877.27	$ 1.5	$ (1.5)
Nickel	$ 0.7	$ 13.76	$ 0.3	$ (0.3)
Aluminum	$ (0.5)	$ 1.11	$ 0.5	$ (0.5)
Copper	$ (2.2)	$ 3.80	$ 3.1	$ (3.1)
Platinum	$ 0.9	$ 1,070.21	$ 1.2	$ (1.2)
Palladium	$ (0.5)	$ 1,803.34	$ 0.2	$ (0.2)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

1. Financial Statements

The following audited consolidated financial statements of Sensata Technologies Holding plc are included in this Annual Report on Form 10-K:

2. Financial Statement Schedules

The following schedules are included elsewhere in this Annual Report on Form 10-K:

Schedules other than those listed above have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the audited consolidated financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Sensata Technologies Holding plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Sensata Technologies Holding plc and subsidiaries (the "Company") as of December 31, 2023, the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders' equity, for the year ended December 31, 2023, and the related notes and the schedules listed in the Index at Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2024 expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses identified.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill - Insights and Dynapower Reporting Units - Refer to Notes 2 and 11 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company determined the fair value of the Insights and Dynapower reporting units using the discounted cash flow model. For the Dynapower reporting unit, the Company also used the market approach. The determination of fair value using the discounted cash flow model requires management to make significant estimates and assumptions related to forecasts of future revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA") margins, discount rate, and terminal growth rate. The determination of the fair value using the market approach requires management to make significant assumptions related to EBITDA multiples. Changes in these assumptions could have a significant impact on the fair value of the reporting units and the amount of any goodwill impairment recognized. As a result of this evaluation, the Insights reporting unit's carrying value exceeded its fair value and the Company recorded an impairment charge of $321.7 million during the fourth quarter of 2023, representing its entire goodwill balance. The fair value of the Dynapower reporting unit exceeded the carrying value as of the annual goodwill impairment date.

Given the significant estimates and assumptions management made to estimate the fair value of the Insights and Dynapower reporting units, performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the forecasts of future revenues and EBITDA margins, estimate of the discount rates, and the selection of the terminal growth rate and EBITDA multiples required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenues, EBITDA margins and multiples, and the selection of discount rates and terminal growth rate for the Insights and Dynapower reporting units included the following, among others:

- Evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.

- Evaluated the reasonableness of management's forecasts by comparing the forecasts to (1) historical results, (2) internal communications to management, and (3) external information.

- With the assistance of our fair value specialists, we evaluated the reasonableness of:

    ◦ the discount rates and terminal growth rate, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rates and terminal rate selected by management.

    ◦ the EBITDA multiples, including testing the underlying source information and mathematical accuracy of the calculations, and comparing the multiples selected by management to its guideline companies for the Dynapower reporting unit.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 29, 2024

We have served as the Company's auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sensata Technologies Holding plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sensata Technologies Holding plc (the Company) as of December 31, 2022, the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders' equity for each of the two years in the period ended December 31, 2022, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor from 2005 to 2023.
Boston, Massachusetts
February 13, 2023, except for notes 3 and 20, as to which the date is February 29, 2024

SENSATA TECHNOLOGIES HOLDING PLC

Consolidated Balance Sheets

(In thousands, except per share amounts)

		As of December 31,		
		2023		**2022**
Assets				
Current assets:				
Cash and cash equivalents	$	508,104	$	1,225,518
Accounts receivable, net of allowances of $28,980 and $24,246 as of December 31, 2023 and 2022, respectively		744,129		742,382
Inventories		713,485		644,875
Prepaid expenses and other current assets		136,686		162,268
Total current assets		2,102,404		2,775,043
Property, plant and equipment, net		886,010		840,819
Goodwill		3,542,770		3,911,224
Other intangible assets, net		883,671		999,722
Deferred income tax assets		131,527		100,539
Other assets		134,605		128,873
Total assets	$	7,680,987	$	8,756,220
Liabilities and shareholders' equity				
Current liabilities:				
Current portion of long-term debt and finance lease obligations	$	2,276	$	256,471
Accounts payable		482,301		531,572
Income taxes payable		32,139		43,987
Accrued expenses and other current liabilities		307,002		346,942
Total current liabilities		823,718		1,178,972
Deferred income tax liabilities		359,073		364,593
Pension and other post-retirement benefit obligations		38,178		36,086
Finance lease obligations, less current portion		22,949		24,742
Long-term debt, net		3,373,988		3,958,928
Other long-term liabilities		66,805		82,092
Total liabilities		4,684,711		5,645,413
Commitments and contingencies (Note 15)				
Shareholders' equity:				
Ordinary shares, €0.01 nominal value per share, 177,069 shares authorized and 175,832 and 175,207 shares issued as of December 31, 2023 and 2022, respectively		2,249		2,242
Treasury shares, at cost, 25,090 and 22,781 shares as of December 31, 2023 and 2022, respectively		(1,213,160)		(1,124,713)
Additional paid-in capital		1,901,621		1,866,201
Retained earnings		2,295,604		2,383,341
Accumulated other comprehensive income/(loss)		9,962		(16,264)
Total shareholders' equity		2,996,276		3,110,807
Total liabilities and shareholders' equity	$	7,680,987	$	8,756,220

The accompanying notes are an integral part of these consolidated financial statements.

SENSATA TECHNOLOGIES HOLDING PLC

Consolidated Statements of Operations

(In thousands, except per share amounts)

	For the year ended December 31,		
	2023	**2022**	**2021**
Net revenue	$ 4,054,083	$ 4,029,262	$ 3,820,806
Operating costs and expenses:			
Cost of revenue	2,792,825	2,712,048	2,542,434
Research and development	178,867	189,344	159,072
Selling, general and administrative	350,655	370,644	336,989
Amortization of intangible assets	173,860	153,787	134,129
Goodwill impairment charge	321,700	—	—
Restructuring and other charges, net	54,500	(66,700)	14,942
Total operating costs and expenses	3,872,407	3,359,123	3,187,566
Operating income	181,676	670,139	633,240
Interest expense	(182,184)	(195,565)	(182,582)
Interest income	31,324	16,746	3,291
Other, net	(12,974)	(94,618)	(40,032)
Income before taxes	17,842	396,702	413,917
Provision for income taxes	21,751	86,017	50,337
Net (loss)/income	$ (3,909)	$ 310,685	$ 363,580
Basic net (loss)/income per share	$ (0.03)	$ 2.00	$ 2.30
Diluted net (loss)/income per share	$ (0.03)	$ 1.99	$ 2.28

The accompanying notes are an integral part of these consolidated financial statements.

SENSATA TECHNOLOGIES HOLDING PLC

Consolidated Statements of Comprehensive Income

(In thousands)

	For the year ended December 31,		
	2023	**2022**	**2021**
Net (loss)/income	$ (3,909)	$ 310,685	$ 363,580
Other comprehensive income, net of tax:			
Cash flow hedges	1,848	(1,166)	23,564
Defined benefit and retiree healthcare plans	3,430	4,462	6,411
Cumulative translation adjustment	20,948	—	—
Other comprehensive income	26,226	3,296	29,975
Comprehensive income	$ 22,317	$ 313,981	$ 393,555

The accompanying notes are an integral part of these consolidated financial statements.

SENSATA TECHNOLOGIES HOLDING PLC

Consolidated Statements of Cash Flows

(In thousands)

	For the year ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net (loss)/income	$ (3,909)	$ 310,685	$ 363,580
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:			
Depreciation	133,105	127,184	124,959
Amortization of debt issuance costs	6,772	6,969	6,858
Goodwill impairment charge	321,700	—	—
Gain on sale of business	(5,877)	(135,112)	—
Share-based compensation	29,994	31,791	25,663
Loss on debt financing	1,413	5,468	30,066
Amortization of intangible assets	173,860	153,787	134,129
Deferred income taxes	(54,159)	(781)	(5,270)
Loss on equity investments, net	711	75,569	—
Unrealized loss on derivative instruments and other	35,986	34,309	13,837
Changes in operating assets and liabilities, net of the effects of acquisitions:			
Accounts receivable, net	2,861	(108,992)	(48,106)
Inventories	(70,155)	(44,362)	(119,961)
Prepaid expenses and other current assets	13,943	(16,961)	6,624
Accounts payable and accrued expenses	(80,712)	40,930	35,333
Income taxes payable	(12,119)	17,490	8,602
Other	(14,119)	(13,881)	(6,533)
Acquisition-related compensation payments	(22,620)	(23,500)	(15,630)
Net cash provided by operating activities	456,675	460,593	554,151
Cash flows from investing activities:			
Acquisitions, net of cash received	—	(631,516)	(736,077)
Additions to property, plant and equipment and capitalized software	(184,609)	(150,064)	(144,403)
Investment in debt and equity securities	(390)	(7,983)	(5,533)
Proceeds from sale of business, net of cash sold	19,000	198,841	—
Other	994	152	3,919
Net cash used in investing activities	(165,005)	(590,570)	(882,094)
Cash flows from financing activities:			
Proceeds from exercise of stock options and issuance of ordinary shares	5,346	22,803	26,290
Payment of employee restricted stock tax withholdings	(12,280)	(8,525)	(9,048)
Proceeds from borrowings on debt	—	500,000	1,001,875
Payments on debt	(848,897)	(510,701)	(763,263)
Dividends paid	(71,543)	(51,072)	—
Payments to repurchase ordinary shares	(88,398)	(292,274)	(47,843)
Payments of debt financing costs	(787)	(13,691)	(33,093)
Net cash (used in)/provided by financing activities	(1,016,559)	(353,460)	174,918
Effect of exchange rate changes on cash and cash equivalents	7,475	—	—
Net change in cash and cash equivalents	(717,414)	(483,437)	(153,025)
Cash and cash equivalents, beginning of year	1,225,518	1,708,955	1,861,980
Cash and cash equivalents, end of year	$ 508,104	$ 1,225,518	$ 1,708,955
Supplemental cash flow items:			
Cash paid for interest	$ 187,236	$ 188,533	$ 188,857
Cash paid for income taxes	$ 95,473	$ 68,768	$ 66,642

The accompanying notes are an integral part of these consolidated financial statements.

SENSATA TECHNOLOGIES HOLDING PLC

Consolidated Statements of Changes in Shareholders' Equity

(In thousands)

	Ordinary Shares		Treasury Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Total Shareholders' Equity
	Number	Amount	Number	Amount				
Balance as of December 31, 2020	173,266	$ 2,220	(15,631)	$ (784,596)	$ 1,759,668	$ 1,777,729	$ (49,535)	$ 2,705,486
Surrender of shares for tax withholding	—	—	(155)	(9,048)	—	—	—	(9,048)
Stock options exercised	707	8	—	—	26,913	—	—	26,921
Vesting of restricted securities	469	6	—	—	—	(6)	—	—
Repurchase of ordinary shares	—	—	(807)	(47,843)	—	—	—	(47,843)
Retirement of ordinary shares	(155)	(2)	155	9,048	—	(9,046)	—	—
Share-based compensation	—	—	—	—	25,663	—	—	25,663
Net income	—	—	—	—	—	363,580	—	363,580
Other comprehensive income	—	—	—	—	—	—	29,975	29,975
Balance as of December 31, 2021	174,287	2,232	(16,438)	(832,439)	1,812,244	2,132,257	(19,560)	3,094,734
Surrender of shares for tax withholding	—	—	(174)	(8,525)	—	—	—	(8,525)
Stock options exercised	572	6	—	—	22,166	—	—	22,172
Vesting of restricted securities	522	6	—	—	—	(6)	—	—
Cash dividends paid	—	—	—	—	—	(51,072)	—	(51,072)
Repurchase of ordinary shares	—	—	(6,343)	(292,274)	—	—	—	(292,274)
Retirement of ordinary shares	(174)	(2)	174	8,525	—	(8,523)	—	—
Share-based compensation	—	—	—	—	31,791	—	—	31,791
Net income	—	—	—	—	—	310,685	—	310,685
Other comprehensive income	—	—	—	—	—	—	3,296	3,296
Balance as of December 31, 2022	175,207	2,242	(22,781)	(1,124,713)	1,866,201	2,383,341	(16,264)	3,110,807
Surrender of shares for tax withholding	—	—	(253)	(12,280)	—	—	—	(12,280)
Stock options exercised	158	2	—	—	5,426	—	—	5,428
Vesting of restricted securities	720	8	—	—	—	(8)	—	—
Cash dividends paid	—	—	—	—	—	(71,543)	—	(71,543)
Repurchase of ordinary shares	—	—	(2,309)	(88,447)	—	—	—	(88,447)
Retirement of ordinary shares	(253)	(3)	253	12,280	—	(12,277)	—	—
Share-based compensation	—	—	—	—	29,994	—	—	29,994
Net loss	—	—	—	—	—	(3,909)	—	(3,909)
Other comprehensive income	—	—	—	—	—	—	26,226	26,226
Balance as of December 31, 2023	175,832	$ 2,249	(25,090)	$ (1,213,160)	$ 1,901,621	$ 2,295,604	$ 9,962	$ 2,996,276

The accompanying notes are an integral part of these consolidated financial statements.

SENSATA TECHNOLOGIES HOLDING PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Description and Basis of Presentation

Description of Business

The accompanying audited consolidated financial statements reflect the financial position, results of operations, comprehensive income, cash flows, and changes in shareholders' equity of Sensata Technologies Holding plc ("Sensata plc"), a public limited company incorporated under the laws of England and Wales, and its consolidated subsidiaries, collectively referred to as the "Company," "Sensata," "we," "our," and "us."

We are a global industrial technology company that develops, manufactures, and sells sensors and sensor-rich solutions, electrical protection components and systems, and other products. Our sensors are used by our customers to translate a physical parameter, such as pressure, temperature, position, or location of an object, into electronic signals that our customers' products and solutions can act upon. Our electrical protection portfolio (which includes both components and systems) is comprised of various switches, fuses, battery management systems, inverters, energy storage systems, high-voltage distribution units, controllers, and software, and includes high-voltage contactors and other products embedded within systems to maximize their efficiency and performance and ensure safety. Other products and services we provide include vehicle area networks and data collection devices and software, battery storage systems, and power conversion systems, the latter of which include inverters, converters, and rectifiers for renewable energy generation, green hydrogen production, electric vehicle charging stations, and microgrid applications, as well as industrial and defense applications.

Sensata plc conducts its operations through subsidiary companies that operate business and product development centers primarily in Belgium, Bulgaria, China, Denmark, India, Japan, Lithuania, the Netherlands, South Korea, the United Kingdom (the "U.K."), and the United States (the "U.S."); and manufacturing operations primarily in Bulgaria, China, Malaysia, Mexico, the U.K., and the U.S.

We present financial information for two reportable segments, Performance Sensing and Sensing Solutions. Refer to *Note 20: Segment Reporting* for additional information related to each of our segments.

Effective February 1, 2024, we combined our Automotive and Heavy vehicle and off-road ("HVOR") businesses to better leverage core capabilities and prioritize product focus into one business, Vehicles, under the Performance Sensing reportable segment. The Sensing Solutions reportable segment will benefit from organizing our predominantly shorter-cycle businesses together, by allowing us to scale core capabilities and better serve our customers. We are still evaluating what impact this reorganization will have on our reportable segments, operating segments, and reporting units in the first quarter of 2024.

Basis of Presentation

The accompanying audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and present separately our financial position, results of operations, comprehensive income, cash flows, and changes in shareholders' equity.

In the year ended December 31, 2023, we presented interest income on the consolidated statements of operations separate from interest expense. Previously, interest income had been included in interest expense, net. Accordingly, we reclassified interest income to a separate caption in each of the years ended December 31, 2022 and 2021 in the consolidated statements of operations to conform to current period presentation.

All intercompany balances and transactions have been eliminated. All U.S. dollar ("USD") and share amounts presented, except per share amounts, are stated in thousands, unless otherwise indicated.

2. Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires us to exercise our judgment in the process of applying our accounting policies. It also requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingencies at the date of the financial statements, and the reported amounts of net revenue and expense during the reporting periods.

Estimates are used when accounting for certain items such as: allowance for doubtful accounts and sales returns; inventory obsolescence; asset impairments (including goodwill and other intangible assets); contingencies; the value of certain equity awards and the measurement of share-based compensation; the determination of accrued expenses; certain asset valuations; accounting for income taxes; the useful lives of plant and equipment; measurement of our post-retirement benefit obligations; and with respect to business combinations, valuation of contingent consideration and the identification, valuation, and determination of useful lives of acquired identifiable intangible assets. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue to depict the transfer of promised goods to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods. In order to achieve this, we use the five-step model outlined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. This five-step model requires us to identify the contract with the customer, identify the performance obligation(s) in the contract, determine the transaction price, allocate the transaction price to the performance obligation(s), and recognize revenue when (or as) we satisfy the performance obligation(s).

The vast majority of our contracts (as defined in FASB ASC Topic 606) are customer purchase orders that require us to transfer specified quantities of tangible products to our customers. These performance obligations are generally satisfied within a short period of time. Amounts billed to our customers for shipping and handling after control has transferred are recognized as revenue and the related costs that we incur are presented in cost of revenue.

In determining the transaction price, we evaluate whether the consideration promised in the contract includes a variable amount and, if applicable, we include in the transaction price some or all of an amount of variable consideration only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration may be explicitly stated in the contract or implied based on our customary practices. Examples of variable consideration present in our contracts include rights of return, in the case of a defective or non-conforming product, and trade discounts, including early payment discounts and retrospective volume discounts. Such variable consideration has not historically been material in relation to our net revenue. Our contract terms generally require the customer to make payment shortly (that is, less than one year) after the shipment date. In such instances, we do not consider the effects of a significant financing component in determining the transaction price. Lastly, we exclude from our determination of the transaction price value-added tax and other similar taxes.

Our performance obligations are satisfied, and revenue is recognized, when control of the product is transferred to the customer. The transfer of control generally occurs at the point in time the product is shipped from our warehouse or, less often, at the point in time it is received by the customer, depending on the specific terms of the arrangement. Many of our products are designed and engineered to meet customer specifications. These activities, and the testing of our products to determine compliance with those specifications, occur prior to any revenue being recognized. Products are then manufactured and sold to customers. However, in certain cases, pre-production activities are a performance obligation in a customer purchase order, and revenue is recognized when the performance obligation is satisfied. Customer arrangements rarely involve post-installation or post-sale testing and acceptance.

Our standard terms of sale provide our customers with a warranty against faulty workmanship and the use of defective materials, which is not considered a distinct performance obligation in accordance with FASB ASC Topic 606. Depending on the product, we generally provide such warranties for a period of three years after the date we ship the product to our original equipment manufacturer customers or for a period of twelve months after the date the customer resells our product to the end consumer, whichever comes first. Our liability associated with this warranty is, at our option, to repair the product, replace the product, or provide the customer with a credit. We do not generally offer separately priced extended warranty or product maintenance contracts. We also sell products to customers under negotiated agreements or where we have accepted the customer's terms of purchase. In these instances, we may provide additional warranties for longer durations, consistent with differing end market practices, and where our liability is not limited. In addition, many sales take place in situations where commercial or civil codes or other laws would imply various warranties and restrict limitations on liability.

Refer to *Note 3: Revenue Recognition* for additional information related to the net revenue recognized in the consolidated statements of operations.

Share-Based Compensation

We measure at fair value any new or modified share-based compensation arrangements with employees, such as stock options and restricted securities, and recognize as compensation expense that fair value over the requisite service period in accordance with FASB ASC Topic 718, *Compensation—Stock Compensation*. Share-based compensation expense is generally recognized as a component of selling, general and administrative ("SG&A") expense, which is consistent with where the related employee costs are presented, however, such costs, or a portion thereof, may be capitalized provided certain criteria are met.

Share-based awards may be subject to either cliff vesting (i.e., the entire award vests on a particular date) or graded vesting (i.e., portions of the award vest at different points in time). In accordance with FASB ASC Topic 718, compensation expense associated with share-based awards subject to cliff vesting must be recognized on a straight-line basis. For awards without performance conditions that are subject to graded vesting, companies have the option to recognize compensation expense either on a straight-line or accelerated basis. We have elected to recognize compensation expense for these awards on a straight-line basis. However, awards that are subject to both graded vesting and performance conditions must be expensed on an accelerated basis.

We grant restricted securities for which vesting is contingent only upon service conditions, those that are also subject to performance conditions, and, beginning in fiscal year 2023, those that are subject to conditions based on the attainment of certain market criteria relative to peer companies (the latter referred to as "Market PRSUs").

The fair value of Market PRSUs is estimated at grant date using a Monte Carlo simulation, which requires the use of various assumptions, including the stock price volatility, dividend rate, and risk-free interest rate as of the valuation date corresponding to the length of time remaining in the performance period.

All other restricted securities are valued using the closing price of our ordinary shares on the New York Stock Exchange (the "NYSE") on the grant date. Certain of our restricted securities include performance conditions, which require us to estimate the probable outcome of the performance condition. Compensation expense is recognized if it is probable that the performance condition will be achieved.

We elect to recognize share-based compensation expense net of estimated forfeitures as permitted by FASB ASC Topic 718. Accordingly, we only recognize compensation expense for those awards expected to vest over the requisite service period. Compensation expense recognized for each award ultimately reflects the number of units that actually vest.

Refer to *Note 4: Share-Based Payment Plans* for additional information related to share-based compensation.

Financial Instruments

Our material financial instruments include derivative instruments, debt instruments, equity investments, trade accounts receivable, and trade accounts payable.

Derivative financial instruments

We account for derivative financial instruments in accordance with FASB ASC Topic 820, *Fair Value Measurement* and FASB ASC Topic 815, *Derivatives and Hedging*. In accordance with FASB ASC Topic 815, we recognize all derivatives on the balance sheet at fair value. The fair value of our derivative financial instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected net cash flows of each instrument. These analyses utilize observable market-based inputs, including foreign currency exchange rates and commodity forward curves, and reflect the contractual terms of these instruments, including the period to maturity.

Derivative instruments that are designated and qualify as hedges of the exposure to changes in the fair value of an asset, liability, or commitment, and that are attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivative instruments that are designated and qualify as hedges of the exposure to variability in expected future cash flows are considered cash flow hedges. Derivative instruments may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Currently, all of our derivative instruments that are designated as accounting hedges are cash flow hedges. We also hold derivative instruments that are not designated as accounting hedges.

The accounting for changes in the fair value of our cash flow hedges depends on whether we have elected to designate the derivative as a hedging instrument for accounting purposes and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. In accordance with FASB ASC Topic 815, both the effective and ineffective portions of changes in the fair value of derivatives designated and qualifying as cash flow hedges are recognized in accumulated other comprehensive income/(loss) and are subsequently reclassified into earnings in the period in which the hedged forecasted transaction affects earnings. Changes in the fair value of derivative instruments that are not designated as accounting hedges are recognized immediately in other, net. Refer to *Note 16: Shareholders' Equity* and *Note 19: Derivative Instruments and Hedging Activities* for additional information related to the reclassification of amounts from accumulated other comprehensive income/ (loss) into earnings.

We present the cash flows arising from our derivative financial instruments in a manner consistent with the presentation of cash flows that relate to the underlying hedged items.

We incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the respective counterparty's non-performance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of non-performance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. We do not offset the fair value amounts recognized for derivative instruments against fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral. We maintain derivative instruments with major financial institutions of investment grade credit rating and monitor the amount of credit exposure to any one issuer. We believe there are no significant concentrations of risk associated with our derivative instruments.

Refer to *Note 19: Derivative Instruments and Hedging Activities* for additional information related to our derivative instruments.

Debt Instruments

A premium or discount on a debt instrument is recognized on the balance sheet as an adjustment to the carrying value of the debt liability. In general, amounts paid to creditors are considered a reduction in the proceeds received from the issuance of the debt and are accounted for as a component of the premium or discount on the issuance, not as an issuance cost.

Direct and incremental costs associated with the issuance of debt instruments such as legal fees, printing costs, and underwriters' fees, among others, paid to parties other than creditors, are also reported and presented as a reduction of debt on the consolidated balance sheets.

Debt issuance costs and premiums or discounts are amortized over the term of the respective financing arrangement using the effective interest method. Amortization of these amounts is included as a component of interest expense in the consolidated statements of operations.

In accounting for debt financing transactions, we apply the provisions of FASB ASC Subtopic 470-50, *Modifications and Extinguishments*. Our evaluation of the accounting under FASB ASC Subtopic 470-50 is done on a creditor-by-creditor basis in order to determine if the terms of the debt are substantially different and, as a result, whether to apply modification or extinguishment accounting. In the event that an individual holder of existing debt did not invest in new debt, we apply extinguishment accounting. Borrowings associated with individual holders of new debt that are not holders of existing debt are accounted for as new issuances.

Refer to *Note 14: Debt* for additional information related to our debt instruments and transactions.

Equity Investments

We measure equity investments (other than those accounted for under the equity method, those that result in consolidation of the investee, and certain other investments) either at fair value, with changes to fair value recognized in net income, or, in certain instances, by use of a measurement alternative prescribed in FASB ASC Topic 321, *Investments - Equity Securities*. Under the measurement alternative, such investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

Refer to *Note 18: Fair Value Measures* for additional information related to our measurement of equity investments.

Trade accounts receivable

Trade accounts receivable are recognized at invoiced amounts and do not bear interest. Trade accounts receivable are reduced by an allowance for losses on receivables. Concentrations of risk with respect to trade accounts receivable are generally limited due to the large number of customers in various industries and their dispersion across several geographic areas. Although we do not foresee that credit risk associated with these receivables will deviate from historical experience, repayment is dependent upon the financial stability of these individual customers. We estimate an allowance for credit losses on trade accounts receivable at an amount that represents our estimated expected credit losses over the lifetime of our receivables. Our contract terms generally require the customer to make payment shortly after (that is, less than one year) the shipment date. For each of the years ended December 31, 2023, 2022, and 2021, our largest customer accounted for approximately 6% of our net revenue.

Trade accounts payable

Trade accounts payable represent liabilities for products provided to us by suppliers prior to the end of the financial year that are unpaid. Trade accounts payable represent short term liabilities as they are due within one year. They are recognized at invoiced amounts and do not bear interest.

Allowance for Losses on Receivables

The allowance for losses on receivables is used to present accounts receivable, net at an amount that represents our estimate of the related transaction price recognized as revenue in accordance with FASB ASC Topic 606. The allowance represents an estimate of expected credit losses over the lifetime of our receivables, even if the loss is considered remote, and reflects expected recoveries of amounts previously written-off. We estimate the allowance on the basis of specifically identified receivables that are evaluated individually for impairment and a statistical analysis of the remaining receivables determined by reference to past default experience. We consider the need to adjust historical information to reflect the extent to which we expect current conditions and reasonable forecasts to differ from the conditions that existed for the historical period considered. The allowance for losses on receivables also includes an allowance for sales returns (variable consideration).

Management judgments are used to determine when to charge off uncollectible trade accounts receivable. We base these judgments on the age of the receivable, credit quality of the customer, current economic conditions, and other factors that may affect a customer's ability and intent to pay. Customers are generally not required to provide collateral for purchases.

Losses on receivables have not historically been significant.

Goodwill and Other Intangible Assets

Businesses acquired are recognized at their fair value on the date of acquisition, with the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed recognized as goodwill. Intangible assets acquired may include either definite-lived or indefinite-lived intangible assets, or both.

In accordance with the guidance in FASB ASC Topic 350, *Intangibles—Goodwill and Other*, goodwill and intangible assets determined to have an indefinite useful life are not amortized. Instead, these assets are evaluated for impairment on an annual basis and whenever events or business conditions change that could indicate that the asset is impaired. We evaluate goodwill and indefinite-lived intangible assets for impairment in the fourth quarter of each fiscal year, unless events occur which trigger the need for an earlier impairment review.

Goodwill

Our reporting units have been identified based on the definitions and guidance provided in FASB ASC Topic 350. Identification of reporting units includes an analysis of the components that comprise each of our operating segments, which considers, among other things, the manner in which we operate our business and the availability of discrete financial information. Components of an operating segment are aggregated to form one reporting unit if the components have similar economic characteristics. We periodically review these reporting units to ensure that they continue to reflect the manner in which the business is operated.

Some assets and liabilities relate to the operations of multiple reporting units. We allocate these assets and liabilities to the related reporting units based on methods that we believe are reasonable and supportable. We apply that allocation method on a consistent basis from year to year. Other assets and liabilities, such as debt, cash and cash equivalents, and property, plant and equipment ("PP&E") associated with our corporate offices, are viewed as being corporate in nature. Accordingly, we do not assign these assets and liabilities to our reporting units.

In the event we reorganize our business, we reassign the assets (including goodwill) and liabilities among the affected reporting units using a reasonable and supportable methodology. As businesses are acquired, we assign assets acquired (including goodwill) and liabilities assumed to a new or existing reporting unit as of the date of the acquisition. In the event a disposal group meets the definition of a business, goodwill is allocated to the disposal group based on the relative fair value of the disposal group to the retained portion of the related reporting unit.

We have the option to first assess qualitative factors to determine whether a quantitative goodwill impairment analysis must be performed. The objective of a qualitative goodwill impairment analysis is to assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. We make this assessment based on macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant factors as applicable. If we elect not to use this option, or if we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we prepare a discounted cash flow analysis to determine whether the carrying value of a reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognize an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB ASC Topic 350.

Indefinite-lived intangible assets

Similar to goodwill, we perform an annual impairment review of our indefinite-lived intangible assets in the fourth quarter of each fiscal year, unless events occur that trigger the need for an earlier impairment review. We have the option to first assess qualitative factors in determining whether it is more likely than not that an indefinite-lived intangible asset is impaired. If we elect not to use this option, or we determine that it is more likely than not that the asset is impaired, we perform a quantitative impairment analysis in which we estimate the fair value of the indefinite-lived intangible asset and compare that amount to its carrying value. In this analysis, we estimate the fair value by using the relief-from-royalty method, in which we make assumptions about future conditions impacting the fair value of our indefinite-lived intangible assets, including projected growth rates, cost of capital, effective tax rates, and royalty rates. Impairment, if any, is based on the excess of the carrying value over the fair value of these assets.

Definite-lived intangible assets

Acquisition-related definite-lived intangible assets are amortized on an economic-benefit basis according to the useful lives of the assets, or on a straight-line basis if a pattern of economic benefits cannot be reliably determined. Capitalized software and capitalized software licenses are presented on the consolidated balance sheets as intangible assets. Capitalized software licenses are amortized on a straight-line basis over the lesser of the term of the license or the estimated useful life of the software. Capitalized software is amortized on a straight-line basis over its estimated useful life.

Reviews are regularly performed to determine whether facts or circumstances exist that indicate that the carrying values of our definite-lived intangible assets are impaired. If we determine that such facts or circumstances exist, we estimate the recoverability of the related asset or asset group (at the lowest level of identifiable cash flows) by comparing the projected undiscounted net cash flows associated with this asset or asset group to its carrying value. If the sum of the projected undiscounted net cash flows is less than the carrying value of an asset or asset group, the impairment charge is measured as the excess of the carrying value over the fair value of that asset or asset group. We determine fair value by using the appropriate income approach valuation methodology, depending on the nature of the definite-lived intangible asset.

Refer to *Note 11: Goodwill and Other Intangible Assets, Net* for additional information related to our goodwill and other intangible assets.

Income Taxes

We estimate our provision for (or benefit from) income taxes in each of the jurisdictions in which we operate. The provision for (or benefit from) income taxes includes both our current and deferred tax expense. Our deferred tax expense is measured using the asset and liability method, under which deferred income taxes are recognized to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to reverse or settle. The effect on deferred tax assets and liabilities of a change in statutory tax rates is recognized in the consolidated statements of operations as an adjustment to income tax expense in the period that includes the enactment date.

In measuring our deferred tax assets, we consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for all or some portion of the deferred tax assets. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. As a result, we maintain valuation allowances against the deferred tax assets in jurisdictions that have incurred losses in recent periods and in which it is more likely than not that such deferred tax assets will not be utilized in the foreseeable future.

In accordance with FASB ASC Topic 740, *Income Taxes*, we record uncertain tax positions on the basis of a two-step process. First, we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position. Second, for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the relevant tax authority. Significant judgment is required in evaluating whether our tax positions meet this two-step process. The more-likely-than-not recognition threshold must be met in each reporting period to support continued recognition of any tax benefits claimed, both in the current year, as well as any year which remains open for review by the relevant tax authority at the balance sheet date. Penalties and interest related to uncertain tax positions may be classified as either income taxes or another expense line item in the consolidated statements of operations. We classify interest and penalties related to uncertain tax positions within the provision for (or benefit from) income taxes line of the consolidated statements of operations.

Refer to *Note 7: Income Taxes* for additional information related to our income taxes.

Pension and Other Post-Retirement Benefits

We sponsor various pension and other post-retirement benefit plans covering our current and former employees in several countries. The funded status of pension and other post-retirement benefit plans, recognized on our consolidated balance sheets as an asset, current liability, or long-term liability, is measured as the difference between the fair value of plan assets and the benefit obligation at the measurement date.

Benefit obligations represent the actuarial present value of all benefits attributed by the pension formula as of the measurement date to employee service rendered before that date. The value of benefit obligations takes into consideration various financial assumptions, including assumed discount rate and the rate of increase in healthcare costs, and demographic assumptions, including compensation rate increases, retirement patterns, employee turnover rates, and mortality rates. We review these assumptions annually.

The discount rate reflects the current rate at which the pension and other post-retirement liabilities could be effectively settled, considering the timing of expected payments for plan participants. It is used to discount the estimated future obligations of the plans to the present value of the liability reflected in the financial statements. In estimating this rate in countries that have a market of high-quality, fixed-income investments, we consider rates of return on these investments included in various bond indices, adjusted to eliminate the effects of call provisions and differences in the timing and amounts of cash outflows related to the bonds. In other countries where a market of high-quality, fixed-income investments does not exist, we estimate the discount rate using government bond yields or long-term inflation rates.

The expected return on plan assets reflects the average rate of earnings expected on the funds invested to provide for the benefits included in the projected benefit obligation. To determine the expected return on plan assets, we use the fair value of plan assets and consider the historical returns earned by similarly invested assets, the rates of return expected on plan assets in the future, and our investment strategy and asset mix with respect to the plans' funds.

Changes to benefit obligations may also be initiated by a settlement or curtailment. A settlement of a defined benefit obligation is an irrevocable transaction that relieves us (or the plan) of primary responsibility for the defined benefit obligation and eliminates significant risks related to the obligation and the assets used to carry out the settlement. The settlement of all or more than a minor portion of the pension obligation constitutes an event that requires recognition of all or part of the net actuarial gains or losses deferred in accumulated other comprehensive income/(loss). Our policy is to apply settlement accounting to the extent our year-to date settlements for a given plan exceed the sum of our forecasted full year service cost and interest cost for that particular plan.

A curtailment is an event that significantly reduces the expected years of service of active employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future service. The curtailment accounting provisions are applied on a plan-by-plan basis. The total gain or loss resulting from a curtailment is the sum of two distinct elements: (1) prior service cost write-off and (2) curtailment gain or loss. Our policy is that a curtailment event represents one for which we expect a 10% (or greater) reduction in future years of service or an elimination of the accrual of defined benefits for some or all of the future services of 10% (or greater) of the plan's participants.

Contributions made to pension and other post-retirement benefit plans are presented as a component of operating cash flows within the consolidated statements of cash flows. We present the service cost component of net periodic benefit cost in the cost of revenue, research and development ("R&D"), and SG&A expense line items, and we present the non–service components of net periodic benefit cost in other, net.

Refer to *Note 13: Pension and Other Post-Retirement Benefits* for additional information related to our pension and other post-retirement benefit plans.

Inventories

Inventories are stated at the lower of cost or estimated net realizable value. The cost of raw materials, work-in-process, and finished goods is determined based on a first-in, first-out basis and includes material, labor, and applicable manufacturing overhead. We conduct quarterly inventory reviews for salability and obsolescence, and inventories considered unlikely to be sold are adjusted to net realizable value.

Refer to *Note 9: Inventories* for additional information related to our inventory balances.

Leases

We account for leases in accordance with the guidance in FASB ASC Topic 842, *Leases*. We enter into lease agreements for many of our facilities around the world. We occupy leased facilities with initial terms ranging up to 20 years. Our lease agreements frequently include options to renew for additional periods or to purchase the leased assets and generally require that we pay taxes, insurance, and maintenance costs. Depending on the specific terms of the leases, our obligations are in two forms: finance leases and operating leases. For both forms of leases, we recognize a related lease liability and right-of-use asset on our consolidated balance sheets.

Our lease liabilities are initially measured at the present value of the lease payments not yet paid, discounted using our incremental borrowing rate for a period that is comparable to the remaining lease term. We use our incremental borrowing rate, adjusted for collateralization, because the discount rates implicit in our leases are generally not readily determinable.

For finance leases, the consolidated statements of operations include separate recognition of interest on the lease liability and amortization of the right-of-use asset. For operating leases, the consolidated statements of operations include a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis.

Net cash flows from operating activities include (1) interest on finance lease liabilities and (2) payments arising from operating leases. Net cash flows from financing activities include payments of the principal portion of finance lease liabilities.

We also lease certain vehicles and equipment, which generally have a term of one year or less. We have elected to not record leases with a term of one year or less (short-term leases) on the consolidated balance sheets as permitted by FASB ASC Topic 842.

Refer to *Note 17: Leases* for additional information related to amounts recognized in the consolidated financial statements related to our leases.

Long-Lived Assets

Property, Plant and Equipment, Net

PP&E is stated at historical cost, which for certain qualifying assets includes capitalized interest. In the case of plant and equipment, the historical cost is depreciated on a straight-line basis over its estimated economic useful life. The depreciable lives of plant and equipment are as follows:

Buildings and improvements	2 – 40 years
Machinery and equipment	2 – 15 years

Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated economic useful lives of the improvements. Amortization of leasehold improvements is included in depreciation expense.

Expenditures for maintenance and repairs are charged to expense as incurred, whereas major improvements that increase asset values and extend useful lives are capitalized.

Refer to *Note 10: Property, Plant and Equipment, Net* for additional information related to our PP&E balances.

Leases - Right of Use Assets

Assets held under finance leases are recognized at the lower of the present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Depreciation expense associated with leases is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease, unless ownership is transferred by the end of the lease or there is a bargain purchase option, in which case the asset is depreciated, normally on a straight-line basis, over the useful life that would be assigned if the asset were owned.

Evaluation of long-lived assets for impairment

We periodically re-evaluate the carrying values and estimated useful lives of long-lived assets (including lease right-of-use assets) whenever events or changes in circumstances indicate that the carrying values of these assets may not be recoverable. We use estimates of undiscounted net cash flows from long-lived assets to determine whether the carrying values of such assets or asset groups are recoverable over the assets' remaining useful lives. These estimates include assumptions about our future performance and the performance of the end markets we serve. If an asset or asset group is determined to be impaired, the impairment is the amount by which its carrying value exceeds its fair value. These evaluations are performed at a level where discrete net cash flows may be attributed to either an individual asset or a group of assets.

Foreign Currency

Our reporting currency is the USD. We derive a significant portion of our net revenue from markets outside of the U.S. For financial reporting purposes, the functional currency of all of our subsidiaries has historically been the USD because of the significant influence of the USD on our operations. Effective October 1, 2023, the functional currency of the Company's wholly-owned subsidiaries in China changed to the Chinese Renminbi ("CNY").

In certain instances, our subsidiaries enter into transactions that are denominated in a currency other than their functional currency. At the date that such transaction is recognized, each asset, liability, revenue, expense, gain, or loss arising from the transaction is measured and recorded in the functional currency using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted to the functional currency using the exchange rate at the balance sheet date, with gains or losses recognized in other, net in the consolidated statements of operations.

For subsidiaries with a functional currency other than the USD, we translate the subsidiary financial statements from their functional currency to USD in accordance with FASB ASC Topic 830, *Foreign Currency Matters.* According to FASB ASC Topic 830, all assets and liabilities are translated at the exchange rate on the balance sheet date, stockholders' equity is translated at historical rates and statement of operations items are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported as cumulative translation adjustment ("CTA"), which is a component of other comprehensive income (or loss) and as a separate component of accumulated other comprehensive income/(loss) on the consolidated balance sheets in accordance with FASB ASC Topic 220, *Income Statement - Reporting Comprehensive Income.*

Cash and Cash Equivalents

Cash comprises cash on hand. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of change in value, and have maturities as of the date of purchase of three months or less.

We have established guidelines relative to diversification and maturities of our cash balances that maximize both security and liquidity of our funds. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. As of December 31, 2023 and 2022, most of our cash and cash equivalents balances exceeded federally insured limits and could be at risk of loss.

Recently issued accounting standards:

In November 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures*, to improve disclosures about a public entity's reportable segments. This guidance requires that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss and an amount for "other segment items" included in the determination of segment operating income. The guidance also requires that a public entity provide all annual disclosures about a reportable segment's profit or loss and assets currently required by FASB ASC Topic 280, *Segment Reporting*, in interim periods, and that a public entity provide the title and position of the chief operating decision maker. Other requirements of the guidance are not expected to be material. There is no change to the guidance for identification or aggregation of operating or reportable segments. FASB ASU No. 2023-07 will be effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The guidance must be applied retrospectively to all prior periods presented. We will adopt the guidance in FASB ASU No. 2023-07 on January 1, 2024 and will include the required new annual and quarterly disclosures in our Annual Report on Form 10-K for the period ended December 31, 2024 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2025, respectively.

In December 2023, the FASB issued ASU No. 2023-09, *Income taxes (Topic 740): Improvements to Income Tax Disclosures*, to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the standard is effective for annual periods beginning after December 15, 2024. We are currently evaluating the impact on our income tax related disclosures.

3. Revenue Recognition

We recognize revenue to depict the transfer of promised goods to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods. The vast majority of our revenue is derived from the sale of tangible products whereby (1) control of the product transfers to the customer at a point in time, (2) we recognize revenue at a point in time, and (3) the underlying contract is a purchase order that establishes a firm purchase commitment for a short period of time. Our standard terms of sale provide our customers with a warranty against faulty workmanship and the use of defective materials. We do not generally offer separately priced extended warranty or product maintenance contracts. Refer to *Note 2: Significant Accounting Policies* for additional information.

We have elected to apply certain practical expedients that allow for more limited disclosures than those that would otherwise be required by FASB ASC Topic 606, including (1) the disclosure of transaction price allocated to the remaining unsatisfied performance obligations at the end of the period and (2) an explanation of when we expect to recognize the related revenue.

We believe that our end markets are the categories that best depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The following table presents net revenue disaggregated by segment and end market for the years ended December 31, 2023, 2022, and 2021:

| | Performance Sensing | | | Sensing Solutions | | | Total | | |
| | For the year ended December 31, | | | For the year ended December 31, | | | For the year ended December 31, | | |
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Net revenue:									
Automotive	$ 2,139,306	$ 2,071,879	$ 2,018,056	$ 37,883	$ 35,772	$ 44,351	$ 2,177,189	$ 2,107,651	$ 2,062,407
HVOR [1]	863,422	848,514	783,170	—	—	—	863,422	848,514	783,170
Industrial [1]	—	—	—	597,502	581,806	460,567	597,502	581,806	460,567
Appliance and HVAC [2]	—	—	—	186,729	218,115	243,938	186,729	218,115	243,938
Aerospace	—	—	—	188,179	152,880	134,735	188,179	152,880	134,735
Other	—	—	—	41,062	120,296	135,989	41,062	120,296	135,989
Net revenue	$ 3,002,728	$ 2,920,393	$ 2,801,226	$ 1,051,355	$ 1,108,869	$ 1,019,580	$ 4,054,083	$ 4,029,262	$ 3,820,806

---

[1] Effective April 1, 2023, we moved our material handling products from the HVOR operating segment (in the Performance Sensing reportable segment) to the Sensing Solutions operating segment to align with new management reporting. The amounts previously reported in the tables above for the years ended December 31, 2022 and 2021 have been retrospectively recast to reflect this change.

[2] Heating, ventilation, and air conditioning

Refer to *Note 20: Segment Reporting* for a presentation of net revenue disaggregated by product category and geographic region.

Contract Assets and Liabilities

Excluding trade receivables, which are presented on our consolidated balance sheets, our contract assets are not material. Contract liabilities, whereby we receive payment from customers related to our promise to satisfy performance obligations in the future, are not material.

4. Share-Based Payment Plans

At our Annual General Meeting held on May 27, 2021, our shareholders approved the Sensata Technologies Holding plc 2021 Equity Incentive Plan (the "2021 Equity Plan"), which replaced the Sensata Technologies Holding plc First Amended and Restated 2010 Equity Incentive Plan (the "2010 Equity Plan"). The 2021 Equity Plan is substantially similar to the 2010 Equity Plan with some updates based on changes in law and current practices. The purpose of the 2021 Equity Plan is to promote the long-term growth, profitability, and interests of the Company and its shareholders by aiding us in attracting and retaining employees, officers, consultants, advisors, and non-employee directors capable of assuring our future success. All awards granted subsequent to this approval were made under the 2021 Equity Plan. The 2010 Equity Plan was terminated as to the grant of any additional awards, but prior awards remain outstanding in accordance with their terms. As of December 31, 2023, there were 4.6 million ordinary shares available for grants of awards under the 2021 Equity Plan.

Refer to *Note 2: Significant Accounting Policies* for additional information related to our share-based compensation accounting policies.

Share-Based Compensation Awards

We grant restricted stock unit ("RSU") and performance-based restricted stock unit ("PRSU") awards. We also have stock option awards outstanding, but we have not granted such awards since the year ended December 31, 2019. Throughout this Annual Report on Form 10-K, RSU and PRSU awards are often referred to collectively as "restricted securities."

For option and RSU awards, vesting is typically only subject to service conditions, although they include continued vesting provisions for retirement-eligible employees. For PRSU awards, vesting is also subject to service conditions, however the number of awarded units that ultimately vest also depends on the attainment of certain predefined performance criteria. In the year ended December 31, 2023, we began granting certain Market PRSUs with market performance conditions. These PRSUs are valued using the Monte Carlo simulation. Refer to *Note 2: Significant Accounting Policies* for additional information.

Options

A summary of stock option activity for the year ended December 31, 2023 is presented in the table below:

	Number of Options (thousands)	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance as of December 31, 2022	1,527	$ 44.55	3.3	$ 1,802
Forfeited or expired	(102)	$ 47.66		
Exercised	(158)	$ 34.31		
Balance as of December 31, 2023	1,267	$ 45.58	2.6	$ 0
Options vested and exercisable as of December 31, 2023	1,267	$ 45.58	2.6	$ 0
Vested and expected to vest as of December 31, 2023	1,267	$ 45.58	2.6	$ 0

Aggregate intrinsic value of options exercised in the years ended December 31, 2023, 2022, and 2021 was $1.7 million, $8.3 million and $14.3 million, respectively.

Option awards granted to employees generally vest 25% per year over four years from the grant date. We recognize compensation expense for options on a straight-line basis over the requisite service period, which is generally the same as the vesting period. The options generally expire ten years from the date of grant.

For options granted prior to April 2019, except as otherwise provided in specific option award agreements, if a participant ceases to be employed by us, options not yet vested generally expire and are forfeited at the termination date, and options that are fully vested generally expire 90 days after termination of the participant's employment. Exclusions to the general policy for terminated employees include termination for cause (in which case the options expire on the participant's termination date) and termination due to death or disability (in which case any unvested options shall immediately vest and expire one year after the participant's termination date). For options granted in or after April 2019, the same terms apply, except that in the event of termination due to a qualified retirement, options not yet vested will continue to vest and will expire ten years from the grant date.

Restricted Securities

We grant RSU awards that vest one-third on the annual anniversary of the grant for three years and PRSU awards that cliff vest three years after the grant date.

In the event of a qualifying termination, any unvested restricted securities that would have otherwise vested within the next six months vest in full on the termination date, and in the event of termination by reason of a covered retirement, any unvested restricted securities remain outstanding on the termination date and subject to continued vesting. For PRSU awards, the number of units that ultimately vest depends on the extent to which certain performance criteria, described in the table below, are met.

A summary of restricted securities granted in the years ended December 31, 2023, 2022, and 2021 is presented below:

| | | | Percentage Range of Units That May Vest [1] | | | | | | | |
| | | | 0.0% to 150.0% | | 0.0% to 172.5% | | 0.0% to 200.0% | | | |
(Awards in thousands)	RSU Awards Granted	Weighted- Average Grant-Date Fair Value	Market PRSU Awards Granted [2]	Weighted- Average Grant-Date Fair Value	PRSU Awards Granted	Weighted- Average Grant-Date Fair Value	PRSU Awards Granted	Weighted- Average Grant-Date Fair Value
2023	599	$ 48.68	198	$ 52.72	—	$ —	150	$ 49.15
2022	618	$ 49.68	—	$ —	231	$ 50.12	194	$ 48.33
2021	413	$ 58.29	—	$ —	170	$ 58.56	76	$ 57.04

[1] Represents the percentage range of PRSU award units granted that may vest according to the terms of the awards. The amounts presented within this table do not reflect our current assessment of the probable outcome of vesting based on the achievement or expected achievement of performance conditions.

[2] Approximately 50 percent of these awards represent Market PRSUs that will be evaluated relative to the performance of certain peers as defined in the award agreement. The number of units that ultimately vest (in April 2026 and July 2026) will be from 0% to 150%, depending on achievement of these performance criteria.

The fair value of Market PRSUs was estimated on the date of grant (April 1, 2023) using a Monte Carlo simulation pricing model. See *Note 2: Significant Accounting Policies* for further discussion of this model and key assumptions and inputs. The key assumptions used in estimating the grant-date fair value of Market PRSUs for the year ended December 31, 2023 are presented in the table below:

	For the year ended December 31, 2023
Expected term (years)	3
Risk free interest rate	3.8%
Dividend yield	0.9%
Stock price on valuation date	$50.00
Expected volatility	36%

There were no Market PRSUs granted in the years ended December 31, 2022 and 2021.

Compensation expense for the year ended December 31, 2023 reflects our estimate of the probable outcome of the performance conditions associated with the PRSU awards granted in the years ended December 31, 2023, 2022, and 2021.

A summary of activity related to outstanding unvested restricted securities for the year ended December 31, 2023 is presented in the table below (amounts have been calculated based on unrounded shares, accordingly, certain amounts may not appear to recalculate due to the effect of rounding):

	Restricted Securities (thousands)	Weighted-Average Grant-Date Fair Value
Balance as of December 31, 2022	1,755	$ 46.68
Granted	947	$ 49.60
Forfeited	(386)	$ 48.23
Vested	(720)	$ 48.19
Balance as of December 31, 2023	1,596	$ 50.51

The fair value of restricted securities that vested during the years ended December 31, 2023, 2022, and 2021 was $34.7 million, $22.1 million, and $18.0 million, respectively.

The weighted-average remaining periods (in years) over which the restrictions will lapse as of December 31, 2023, 2022, and 2021 are as follows:

| | As of December 31, | | |
	2023	2022	2021
Outstanding	1.2	1.2	1.0
Expected to vest	1.2	1.2	1.0

The expected to vest restricted securities are calculated based on the application of a forfeiture rate assumption to all outstanding restricted securities as well as our assessment of the probability of meeting the required performance conditions that pertain to the PRSU awards.

Share-Based Compensation Expense

The table below presents non-cash compensation expense related to our equity awards, which is recognized within SG&A expense in the consolidated statements of operations, for the years ended December 31, 2023, 2022, and 2021:

| | For the year ended December 31, | | | | | |
	2023		2022		2021	
Stock options	$	(88)	$	632	$	1,389
Restricted securities		30,082		31,159		24,274
Share-based compensation expense	$	29,994	$	31,791	$	25,663

In the years ended December 31, 2023, 2022, and 2021, we recognized $4.5 million, $3.8 million, and $3.2 million, respectively, of income tax benefit associated with share-based compensation expense.

The table below presents unrecognized compensation expense at December 31, 2023 for each class of award and the remaining expected term for this expense to be recognized:

	Unrecognized Compensation Expense	Expected Recognition (years)
Restricted securities	33,767	1.6

5. Restructuring and Other Charges, Net

Q2 2020 Global Restructure Program

In the year ended December 31, 2020, in response to the potential long-term impact of the global financial and health crisis caused by the COVID-19 pandemic on our business, we committed to a plan to reorganize our business (the "Q2 2020 Global Restructure Program"), consisting of voluntary and involuntary reductions-in-force and certain site closures. The Q2 2020 Global Restructure Program was commenced in order to align our cost structure to the then-anticipated future demand outlook.

In the year ended December 31, 2021, we completed all actions contemplated thereunder, with approximately 840 positions impacted. We recognized total cumulative costs of $33.2 million under the Q2 2020 Global Restructure Program, of which $28.4 million related to severance charges and $4.8 million related to facility and other exit costs.

Charges recognized in the year ended December 31, 2021 resulting from the Q2 2020 Global Restructure Program are presented by impacted segment below. However, as discussed in *Note 20: Segment Reporting*, restructuring charges are excluded from segment operating income. There were no charges recognized in the years ended December 31, 2023 and 2022.

	For the year ended December 31, 2021	
Performance Sensing [1]	$	2,584
Sensing Solutions [1]		5,898
Corporate and other		(1,362)
Q2 2020 Global Restructure Program, net	$	7,120

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[1] Of the amounts presented in the table for Performance Sensing and Sensing Solutions, approximately $1.2 million and $3.8 million, respectively, related to site closures.

Q3 2023 Plan

In the year ended December 31, 2023, we committed to a plan to reorganize our business (the "Q3 2023 Plan"). The Q3 2023 Plan, consisting of voluntary and involuntary reductions-in-force, site closures, and other cost-savings initiatives, was commenced to adjust our cost structure and business activities to better align with weaker market demand and continued economic uncertainty in many of our end markets and to take active measures to accelerate our margin recovery.

The reductions-in-force, which are subject to the laws and regulations of the countries in which the actions are planned, are expected to impact 466 positions. Over the life of the Q3 2023 Plan, we expect to incur restructuring charges of between $20.5 million and $25.5 million, primarily related to reductions-in-force. The majority of the actions under the Q3 2023 Plan are expected to be completed on or before June 30, 2024. We expect to settle these charges with cash on hand.

We expect these restructuring charges to impact our business segments and corporate functions as follows:

(Dollars in thousands)	Positions	Charges			
		Minimum		Maximum	
Performance Sensing	157	$	7,043	$	8,495
Sensing Solutions	147		5,214		7,495
Corporate and other	162		8,243		9,510
Total	466	$	20,500	$	25,500

Restructuring charges recognized in the year ended December 31, 2023 resulting from the Q3 2023 Plan are presented by business segment and corporate functions below.

	Severance		Facility and other exit costs [1]	
Performance Sensing	$	7,741	$	237
Sensing Solutions		4,850		955
Corporate and other		9,712		—
Q3 2023 Plan total	$	22,303	$	1,192

_____

[1]   Includes site closures

Spear Marine Business

On June 6, 2023, we announced that we had made the decision to exit the marine energy storage business (the "Marine Business") of Spear Power Systems ("Spear"). The exit of the Spear Marine Business was the result of a change in strategy with respect to the business and involved ceasing sales, marketing, and business operations. It resulted in the elimination of certain positions, primarily in the U.S. and the closure of operations in Belgium. The Spear Marine Business had been included in the Sensing Solutions reportable segment. Exiting the Spear Marine Business resulted in charges in the year ended December 31, 2023, as presented in the table below:

	Location	For the year ended December 31, 2023	
Accelerated amortization	Amortization of intangible assets	$	13,527
Write-down of inventory	Cost of revenue		10,479
Severance charges	Restructuring and other charges, net		1,159
Write-down of property, plant and equipment	Restructuring and other charges, net		2,002
Other charges, including contract termination costs	Restructuring and other charges, net		11,335
Total		$	38,502

Summary

The following table presents the components of restructuring and other charges, net for the years ended December 31, 2023, 2022, and 2021:

	For the year ended December 31,		
	2023	**2022**	**2021**
Q2 2020 Global Restructure Program, net [1]	$ —	$ —	$ 7,120
Q3 2023 Plan, net [1]	23,495	—	—
Other restructuring and other charges, net			
Severance costs, net [2]	7,849	19,112	4,504
Facility and other exit costs	600	5,464	2,433
Gain on sale of business [3]	(5,877)	(135,112)	—
Acquisition-related compensation arrangements [4]	15,274	48,864	—
Other [5]	13,159	(5,028)	885
Restructuring and other charges, net	$ 54,500	$ (66,700)	$ 14,942

[1] Includes net severance charges and facility and other exit costs related to the respective programs as detailed under the headings *Q2 2020 Global Restructure Program* and *Q3 2023 Plan* above.

[2] Each period presented includes severance charges, net of reversals, that do not represent the initiation of a larger restructuring plan. The year ended December 31, 2023 includes severance charges incurred as a result of the exit of the Spear Marine Business as detailed under the heading *Spear Marine Business* above.

[3] The year ended December 31, 2022 includes the gain on sale of various assets and liabilities comprising our semiconductor test and thermal business (collectively, the "Qinex Business"). Refer to *Note 21: Acquisitions and Divestitures* for additional information.

[4] Acquisition-related compensation arrangements consist of incentive compensation to previous owners of companies we have acquired. Payment is generally tied to technical and/or financial targets determined at the time of acquisition.

[5] Represents charges that are not included in one of the other classifications. The year ended December 31, 2023 primarily includes charges related to the exit of the Spear Marine Business, as detailed under the heading *Spear Marine Business* above. The year ended December 31, 2022 primarily includes transaction-related charges to sell the Qinex Business, partially offset by gains related to changes in the fair value of acquisition-related contingent consideration amounts. Refer to *Note 21: Acquisitions and Divestitures* for additional information.

The following table presents a rollforward of the severance portion of our restructuring obligations for the years ended December 31, 2023 and 2022:

	Q3 2023 Plan	Q2 2020 Global Restructure Program	Other [1]	Total
Balance as of December 31, 2021	$ —	$ 3,853	$ 3,380	$ 7,233
Charges, net of reversals	—	(660)	19,772	19,112
Payments	—	(3,155)	(14,479)	(17,634)
Foreign currency remeasurement	—	(16)	(78)	(94)
Balance as of December 31, 2022	—	22	8,595	8,617
Charges, net of reversals	22,303	—	7,849	30,152
Payments	(16,501)	—	(15,822)	(32,323)
Foreign currency remeasurement	215	—	125	340
Balance as of December 31, 2023	$ 6,017	$ 22	$ 747	$ 6,786

[1] Includes severance charges related to the exit of the Spear Marine Business.

The severance portion of our restructuring obligations for each period presented was entirely recorded in accrued expenses and other current liabilities on our consolidated balance sheets. Refer to *Note 12: Accrued Expenses and Other Current Liabilities*.

6. Other, Net

The following table presents the components of other, net for the years ended December 31, 2023, 2022, and 2021:

	For the year ended December 31,		
	2023	**2022**	**2021**
Currency remeasurement (loss)/gain on net monetary assets [1]	$ (20,152)	$ (18,155)	$ 3,449
Gain/(loss) on foreign currency forward contracts [2]	4,237	4,324	(7,553)
Loss on commodity forward contracts [2]	(2,762)	(3,350)	(2,967)
Loss on debt financing [3]	(5,413)	(5,468)	(30,066)
Loss on equity investments, net [4]	(711)	(75,569)	—
Net periodic benefit cost, excluding service cost	(3,923)	(5,125)	(7,528)
Other	15,750	8,725	4,633
Other, net	$ (12,974)	$ (94,618)	$ (40,032)

---

[1] Relates to the remeasurement of non-functional currency denominated net monetary assets and liabilities into the functional currency. Refer to *Note 2: Significant Accounting Policies — Foreign Currency* for additional information.

[2] Relates to changes in the fair value of derivative financial instruments not designated as cash flow hedges. Refer to *Note 19: Derivative Instruments and Hedging Activities* for additional information related to gains and losses on our commodity and foreign currency forward contracts.

[3] Refer to *Note 14: Debt* for additional information related to our debt financing transactions.

[4] Primarily reflects a mark-to-market loss on our investment in Quanergy Systems, Inc. ("Quanergy") in the year ended December 31, 2022. Refer to *Note 18: Fair Value Measures* for additional information.

7. Income Taxes

Refer to *Note 2: Significant Accounting Policies* for detailed discussion of the accounting policies related to income taxes.

Income before taxes

Income before taxes for the years ended December 31, 2023, 2022, and 2021 was categorized by jurisdiction as follows:

	U.S.	Non-U.S.[1]	Total
2023	$ (323,548)	$ 341,390	$ 17,842
2022	$ (66,899)	$ 463,601	$ 396,702
2021	$ 39,947	$ 373,970	$ 413,917

---

[1] Includes U.K. income/(loss) before taxes of $7,506, $(4,401), and $(42,879) for the years ended December 31, 2023, 2022, and 2021, respectively.

Provision for income taxes

Provision for income taxes for the years ended December 31, 2023, 2022, and 2021 comprised provisions for (or benefits from) income tax by jurisdiction as follows:

	U.S. Federal		Non-U.S.[1]		U.S. State		Total	
2023								
Current	$	1,578	$	73,658	$	665	$	75,901
Deferred		(15,862)		(27,089)		(11,199)		(54,150)
Total	$	(14,284)	$	46,569	$	(10,534)	$	21,751
2022								
Current	$	2,111	$	81,912	$	2,775	$	86,798
Deferred		3,699		(4,865)		385		(781)
Total	$	5,810	$	77,047	$	3,160	$	86,017
2021								
Current	$	1,005	$	54,401	$	201	$	55,607
Deferred		6,261		(12,747)		1,216		(5,270)
Total	$	7,266	$	41,654	$	1,417	$	50,337

[1] Includes U.K. current tax (or benefit) of $100, $246, and $(7,739) and U.K. deferred tax (or benefit) of $(811), $(3,528), and $(20,643), resulting in U.K. total tax (or benefit) of $(711), $(3,282), and $(28,382) for tax years ended December 31, 2023, 2022, and 2021, respectively.

Effective tax rate reconciliation

The principal reconciling items from income tax computed at the U.K. statutory tax rate for the year ended December 31, 2023 were as follows:

	For the year ended December 31, 2023	
Tax computed at statutory rate of 23.5%	$	4,193
Capital restructuring and dispositions		(286,434)
Valuation allowances		278,486
Goodwill impairment		41,151
Foreign rate differential		(17,690)
Withholding taxes not creditable		14,132
Research and development incentives		(9,023)
U.S. state taxes, net of federal benefit		(8,740)
Unrealized foreign currency exchange losses/(gains), net		1,395
Reserve for tax exposure		1,117
Changes in tax laws or rates		(339)
Nontaxable items and other		3,503
Provision for income taxes	$	21,751

The principal reconciling items from income tax computed at the U.S. statutory rate for the years ended December 31, 2023, 2022, and 2021 were as follows:

	For the year ended December 31,		
	2023	2022	2021
Tax computed at statutory rate of 21%	$ 3,747	$ 83,307	$ 86,923
Capital restructuring and dispositions	(286,434)	4,496	—
Valuation allowances	278,486	15,679	20,512
Goodwill impairment	41,151	—	—
Foreign tax rate differential	(17,303)	(44,327)	(30,485)
Withholding taxes not creditable	14,132	12,337	13,259
Research and development incentives	(9,023)	(10,834)	(11,067)
U.S. state taxes, net of federal benefit	(8,740)	2,496	1,119
Unrealized foreign currency exchange losses/gains, net	1,454	9,306	(6,137)
Reserve for tax exposure	1,117	1,315	(16,330)
Change in tax laws or rates	(339)	2,611	(7,070)
Nontaxable items and other	3,503	9,631	(387)
Provision for income taxes	$ 21,751	$ 86,017	$ 50,337

Foreign tax rate differential

We operate in multiple jurisdictions including but not limited to Bulgaria, China, Malaysia, Malta, the Netherlands, South Korea, the U.S., and the U.K. This can result in a foreign tax rate differential that may reflect a tax benefit or detriment. This foreign tax rate differential can change from year to year based upon the jurisdictional mix of earnings and changes in current and future enacted tax rates.

Certain of our subsidiaries are currently eligible, or have been eligible, for tax exemptions or reduced tax rates in their respective jurisdictions. A subsidiary in Changzhou, China has been and continues to be eligible for a reduced corporate income tax rate of 15% through 2024. The impact on current tax expense of the tax holidays and exemptions is included in the foreign tax rate differential disclosure, reconciling the statutory rate to our effective rate. The remeasurement of the deferred tax assets and liabilities is included in the change in tax laws or rates caption.

Withholding taxes not creditable

Withholding taxes may apply to intercompany interest, royalty, management fees, and certain payments to third parties. Such taxes are deducted if they cannot be credited against the recipient's tax liability in its country of residence. Additional consideration has been given to the withholding taxes associated with unremitted earnings and the recipient's ability to obtain a tax credit for such taxes. Earnings are not considered to be indefinitely reinvested in the jurisdictions in which they were earned. In certain jurisdictions we recognize a deferred tax liability on withholding and other taxes on intercompany payments including dividends.

Research and development incentives

Certain income of our U.K. subsidiaries is eligible for lower tax rates under the "patent box" regime, resulting in certain of our intellectual property income being taxed at a rate lower than the U.K. statutory tax rate. Qualified investments are eligible for a bonus deduction under China's R&D super deduction regime. In the U.S., we benefit from R&D credit incentives.

Capital restructuring and dispositions

During the year ended December 31, 2023, we recorded a $300 million deferred tax benefit related to the intercompany transfer of certain intellectual property rights, included in the outside basis difference line in the deferred tax table below. Based on our corporate structure at December 31, 2023, it is more likely than not that the future tax benefits associated with this intercompany transfer will not be realized. As such this benefit has been fully offset by a valuation allowance. The increase of $4.5 million in our effective tax rate for the year ended December 31, 2022 was due to the tax accounting impacts of the divestiture of the Qinex Business, partially offset by separate intangible property transfers.

Goodwill impairment

During the year ended December 31, 2023, we incurred a non-cash impairment charge for goodwill that is nondeductible for tax purposes.

Deferred income tax assets and liabilities

The primary components of deferred income tax assets and liabilities as of December 31, 2023 and 2022 were as follows:

	As of December 31,	
	2023	**2022**
Deferred tax assets:		
Net operating loss, interest expense, and other carryforwards	$ 453,618	$ 379,036
Prepaid and accrued expenses	37,737	48,540
Intangible assets and goodwill	20,820	67,330
Pension liability and other	8,910	9,801
Property, plant and equipment	14,661	15,042
Share-based compensation	8,175	7,862
Inventories and related reserves	18,556	17,329
Unrealized exchange loss	286	17,645
Outside basis difference of subsidiaries	304,398	—
Total deferred tax assets	867,161	562,585
Valuation allowance	(569,569)	(249,525)
Net deferred tax asset	297,592	313,060
Deferred tax liabilities:		
Intangible assets and goodwill	(460,892)	(489,169)
Tax on undistributed earnings and outside basis differences of subsidiaries	(34,995)	(60,535)
Operating lease right of use assets	(6,332)	(6,803)
Property, plant and equipment	(15,232)	(14,309)
Unrealized exchange gain	(7,687)	(6,298)
Total deferred tax liabilities	(525,138)	(577,114)
Net deferred tax liability	$ (227,546)	$ (264,054)

Valuation allowance and net operating loss carryforwards

We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In measuring our deferred tax assets, we consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for all or some portion of the deferred tax assets. Significant judgment is required in considering the relative impact of the negative and positive evidence, and weight given to each category of evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary, and the more difficult it is to support a conclusion that a valuation allowance is not needed. Additionally, we utilize the "more likely than not" criteria established in FASB ASC Topic 740 to determine whether the future tax benefit from the deferred tax assets should be recognized. As a result, we have established valuation allowances on the deferred tax assets in jurisdictions that have incurred net operating losses and in which it is more likely than not that such losses will not be utilized in the foreseeable future.

As of each reporting date, we consider new evidence, both positive and negative, that could impact our view with regard to future realization of deferred tax assets. Our interest expense carryforwards in certain jurisdictions are subject to limitations. We consider these limitations in our assessment of positive and negative evidence. Our assessment of these limitations has resulted in the conclusion that a portion of our interest carryforwards is subject to a valuation allowance at both December 31, 2023 and December 31, 2022. We continually evaluate both the positive and negative evidence for these valuation allowances. We believe that there is a reasonable possibility that within the next 12 months, sufficient positive evidence may become available to allow a conclusion that a portion of the valuation allowance against these interest carryforwards will no longer be needed. Release of the valuation allowance would result in the recognition of this deferred tax asset and a decrease to income tax expense for the period the release is recorded. However, the exact timing and amount of the valuation allowance release are dependent on the level of profitability and likelihood of future utilization of this attributes that we are able to actually achieve.

For tax purposes, certain goodwill and indefinite-lived intangible assets are generally amortizable over 6 to 15 years. For book purposes, goodwill and indefinite-lived intangible assets are not amortized but are tested for impairment annually. The tax amortization of goodwill and indefinite-lived intangible assets will result in a taxable temporary difference, which will not reverse unless the related book goodwill or indefinite-lived intangible asset is impaired or written off. This liability may not be used to support deductible temporary differences, such as net operating loss carryforwards, which may expire within a definite period.

The total valuation allowance increased $320.0 million and $23.6 million in the years ended December 31, 2023 and 2022, respectively. Due to our inability to benefit from the deferred tax asset created upon the transfer of certain intellectual property, we recorded a $300 million valuation allowance in the year ended December 31, 2023. As a result of changes in interest limitation rules in the Netherlands that became effective in 2021, we recorded a valuation allowance against our interest carryforwards in this jurisdiction in the year ended December 31, 2021. Subsequently reported tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 2023 and 2022 have been allocated to income tax benefit recognized in the consolidated statements of operations.

As of December 31, 2023, we have U.S. federal net operating loss carryforwards of $686.4 million, of which $87.2 million will expire from 2029 to 2037, and $599.2 million do not expire. We have state net operating loss carryforwards with limited and unlimited lives. Our limited life state net operating losses will expire beginning in 2024. As of December 31, 2023, we have suspended interest expense carryforwards of $180.3 million in the U.S., $217.0 million in the Netherlands, $6.3 million in France, and $118.2 million in the U.K., all of which have an unlimited life. We also have net operating loss carryforwards in various foreign jurisdictions of $497.4 million, which will begin to expire in 2026.

Unrecognized tax benefits

A reconciliation of the amount of unrecognized tax benefits is as follows:

	For the year ended December 31,		
	2023	2022	2021
Balance at beginning of year	$ 224,588	$ 223,791	$ 201,410
Increases related to current year tax positions	3,335	4,997	3,574
Increases related to prior year tax positions	1,205	1,312	37,869
(Decreases)/increases related to business combinations	—	(883)	1,370
Decreases related to settlements with tax authorities	(414)	—	(11,015)
Decreases related to prior year tax positions	(41,241)	(3,097)	(8,363)
Decreases related to lapse of applicable statute of limitations	(687)	(743)	(483)
Changes related to foreign currency exchange rates	406	(789)	(571)
Balance at end of year	$ 187,192	$ 224,588	$ 223,791

We recognize interest and penalties related to unrecognized tax benefits in the consolidated statements of operations and the consolidated balance sheets. The following table presents the expense/(income) related to such interest and penalties recognized in the consolidated statements of operations during the years ended December 31, 2023, 2022, and 2021, and the amount of interest and penalties recorded on the consolidated balance sheets as of December 31, 2023 and 2022:

	Statements of Operations			Balance Sheets	
	For the year ended December 31,			As of December 31,	
(In millions)	2023	2022	2021	2023	2022
Interest	$ 0.3	$ 0.5	$ (0.1)	$ 2.5	$ 2.1
Penalties	$ 0.0	$ 0.1	$ 0.0	$ 0.5	$ 0.5

At December 31, 2023, we anticipate that the liability for unrecognized tax benefits could decrease by up to $3.3 million within the next twelve months due to the expiration of certain statutes of limitation or the settlement of examinations or issues with tax authorities. The amount of unrecognized tax benefits as of December 31, 2023 that if recognized would impact our effective tax rate is $136.4 million.

Our major tax jurisdictions include Bulgaria, China, France, Germany, Japan, Malaysia, Malta, Mexico, the Netherlands, South Korea, the U.K., and the U.S. These jurisdictions generally remain open to examination by the relevant tax authority for the tax years 2008 through 2023.

On December 15, 2022, the European Union ("EU") Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum jurisdictional effective tax rate of 15%. The legislation is effective for our fiscal year beginning January 1, 2024. The Company continues to evaluate the potential impact on future periods due to the Pillar Two framework, as such changes could result in complexity and uncertainty where we do business and could increase our effective tax rate. We are currently evaluating the potential impact of Pillar Two on our consolidated financial statements and related disclosures.

Indemnifications

We have various indemnification provisions in place with parties including Honeywell (sellers of First Technology Automotive and Special Products), the Terence Richard Prime Trust dated August 10, 1999 and John Christopher Lakey (sellers of Elastic M2M, Inc.), John Milios (seller of Sendyne Corp.), the former stockholders of SmartWitness Holdings, Inc., and the sellers of Xirgo Technologies Intermediate Holdings, LLC and Xirgo Holdings, Inc., whereby such provisions provide for the reimbursement of future tax liabilities paid by us that relate to the pre-acquisition periods of the acquired businesses.

8. Net (Loss)/Income per Share

Basic and diluted net (loss)/income per share are calculated by dividing net (loss)/income by the number of basic and diluted weighted-average ordinary shares outstanding during the period. For the years ended December 31, 2023, 2022, and 2021, the weighted-average ordinary shares outstanding used to calculate basic and diluted net (loss)/income per share were as follows:

	For the year ended December 31,		
(In thousands)	**2023**	**2022**	**2021**
Basic weighted-average ordinary shares outstanding	152,089	155,253	158,166
Dilutive effect of stock options	—	212	640
Dilutive effect of unvested restricted securities	—	462	564
Diluted weighted-average ordinary shares outstanding	152,089	155,927	159,370

Net (loss)/income and net (loss)/income per share are presented in the consolidated statements of operations.

Certain potential ordinary shares were excluded from our calculation of diluted weighted-average ordinary shares outstanding because either they would have had an anti-dilutive effect on net (loss)/income per share or they related to equity awards that were contingently issuable for which the contingency had not been satisfied. Refer to *Note 4: Share-Based Payment Plans* for additional information related to our equity awards. These potential ordinary shares are as follows:

	For the year ended December 31,		
(In thousands)	**2023**	**2022**	**2021**
Anti-dilutive shares excluded	2,864	1,115	6
Contingently issuable shares excluded	1,239	1,294	1,029

9. Inventories

The following table presents the components of inventories as of December 31, 2023 and 2022:

	As of December 31,			
	2023		**2022**	
Finished goods	$	223,972	$	202,531
Work-in-process		113,209		117,691
Raw materials		376,304		324,653
Inventories	$	713,485	$	644,875

Refer to *Note 2: Significant Accounting Policies* for a discussion of our accounting policies related to inventories.

10. Property, Plant and Equipment, Net

PP&E, net as of December 31, 2023 and 2022 consisted of the following:

	As of December 31,	
	2023	**2022**
Land	$ 16,005	$ 17,881
Buildings and improvements	326,170	300,288
Machinery and equipment	1,770,382	1,634,371
Total property, plant and equipment	2,112,557	1,952,540
Accumulated depreciation	(1,226,547)	(1,111,721)
Property, plant and equipment, net	$ 886,010	$ 840,819

Depreciation expense for PP&E, including amortization of leasehold improvements and depreciation of assets under finance leases, totaled $133.1 million, $127.2 million, and $125.0 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Refer to *Note 2: Significant Accounting Policies* for a discussion of our accounting policies related to PP&E, net.

11. Goodwill and Other Intangible Assets, Net

Goodwill

The following table presents the changes in net goodwill by segment for the years ended December 31, 2023 and 2022.

	Performance Sensing [3]	Sensing Solutions [3]	Total
Balance as of December 31, 2021	$ 2,480,598	$ 1,021,465	$ 3,502,063
Acquisitions	30,873	423,288	454,161
Divestiture	—	(45,000)	(45,000)
Balance as of December 31, 2022	2,511,471	1,399,753	3,911,224
Divestiture	—	(8,240)	(8,240)
Measurement period adjustments	—	(38,494)	(38,494)
Goodwill impairment charge [1]	(321,700)	—	(321,700)
Foreign currency translation effect	(20)	—	(20)
Goodwill reallocation [2]	(57,071)	57,071	—
Balance as of December 31, 2023	$ 2,132,680	$ 1,410,090	$ 3,542,770

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[1] In the fourth quarter of 2023, we determined that our Insights reporting unit was impaired and we recorded a $321.7 million non-cash impairment charge. Refer to additional information under the heading *Reporting Units* below.

[2] Effective April 1, 2023, we moved our material handling products from the HVOR operating segment (in the Performance Sensing reportable segment) to the Sensing Solutions operating segment to align with new management reporting. Refer to *Note 20: Segment Reporting* for additional information. This product move resulted in a reallocation of $57.1 million of goodwill from the HVOR reporting unit to the Industrial Solutions reporting unit based on its fair value relative to the total fair value of the HVOR reporting unit.

[3] Accumulated goodwill impairment related to the Performance Sensing reportable segment was $321.7 million as of December 31, 2023 and $0.0 million at each of December 31, 2022 and 2021. Accumulated goodwill impairment related to the Sensing Solutions reportable segment was $18.5 million at each of December 31, 2023, 2022, and 2021.

Acquisitions and Divestitures

Goodwill attributed to acquisitions reflects our allocation of purchase price to the estimated fair value of certain assets acquired and liabilities assumed. Net assets acquired are comprised of tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. We apply estimates and assumptions to determine the fair value of the intangible assets and of any contingent consideration obligations. Critical estimates in valuing purchased technology, customer relationships, and other identifiable intangible assets include future cash flows that we expect to generate from the acquired assets. In addition, we estimate the economic lives of these identified intangible assets and these lives are used to calculate amortization expense. Goodwill has been included in our segments based on a methodology using anticipated future earnings of the components of business. Refer to Note *21: Acquisitions and Divestitures* for additional information related to our acquisitions.

In July 2022, we sold the Qinex Business, which had previously been consolidated into the Industrial Solutions reporting unit. Upon closing of the sale, we transferred approximately $70 million of assets (including allocated goodwill of $45 million) and $2 million of liabilities to the buyer. Refer to *Note 21: Acquisitions and Divestitures* for additional information on this transaction. We concluded that this sale did not impact our reportable or operating segment evaluations.

Reporting Units

On June 6, 2023, we announced that we had made the decision to exit the Spear Marine Business, which was a part of the Clean Energy Solutions reporting unit. We qualitatively determined that the goodwill related to the Clean Energy Solutions reporting unit was not impaired as a result of the exit of this business. Refer to *Note 5: Restructuring and Other Charges, Net* for additional information related to the exit of the Spear Marine Business.

As of October 1, 2023, we had seven reporting units, Automotive, HVOR, Insights, Industrial Solutions, Aerospace, Clean Energy Solutions, and Dynapower. Upon acquisition of Dynapower in the third quarter of 2022, it was included in the Clean Energy Solutions reporting unit. We did not integrate the Dynapower acquisition with the Clean Energy Solutions reporting unit and have subsequently determined that the manner in which we operate the Dynapower business and the availability of discrete financial information necessitates that it should be considered a separate reporting unit, a change that was made as of October 1, 2023. There have been no subsequent changes to our reporting units as of December 31, 2023.

We evaluated our goodwill for impairment as of October 1, 2023, using a quantitative analysis for each reporting unit, under which a discounted cash flow analysis is prepared (and, when applicable, a market multiples approach using comparable companies) to determine whether the fair value of the reporting unit is less than its carrying value. Based on these analyses, we have determined that our Insights reporting unit was impaired. As a result, we recorded a $321.7 million non-cash impairment charge in the fourth quarter of 2023, representing the entire goodwill balance allocated to Insights.

This impairment was primarily driven by reprioritization of our investments into electrification as a company, which is a core component of our overall capital allocation strategy. The reprioritization evolved from an assessment of our business strategy, beginning in the second half of 2023. With electrification as the clear future of our company and the best area of focus for management, in the fourth quarter of 2023, we decided to narrow our investment in Insights. Our assessment of the potential of the business has not changed, but our focus has moved from growth of the business to profitability. These decisions resulted in significant cost restructuring and a lower long-range financial forecast for the reporting unit, impacting the valuation of the business with respect to the goodwill impairment analysis. Other valuation assumptions for the Insights reporting unit valuation that are impacted by macroeconomic factors also contributed to the impairment. We are considering strategic alternatives for this business as we continue to focus our investment priorities in-line with our strategy. On a quarterly basis, we assess whether any factors exist that would trigger the need for an additional impairment review of our goodwill. No such factors were present until the fourth quarter of 2023, when we made the decision to change our strategy with respect to our investment in Insights.

We consider a combination of quantitative and qualitative factors to determine whether a reporting unit is at risk of failing the goodwill impairment test, including: the timing of our most recent quantitative impairment tests and the relative amount by which a reporting unit's fair value exceeded its then carrying value, the inputs and assumptions underlying our valuation models and the sensitivity of our fair value measurements to those inputs and assumptions, the impact that adverse economic or market conditions may have on the degree of uncertainty inherent in our long-term operating forecasts, and changes in the carrying value of a reporting unit's net assets from the time of our most recent goodwill impairment test. We also consider the impact of recent acquisitions in our expectations of the reporting units, such as the Insights and Dynapower reporting units, and how these acquisitions perform against their original expected performance, as these might put pressure on the reporting units' fair value over carrying value in the short term.

Indefinite-Lived Intangible Assets

We own the Klixon® and Airpax® tradenames, which are indefinite-lived intangible assets as they have been in continuous use since 1927 and 1948, respectively, and we have no plans to discontinue using either of them. We evaluated our indefinite-lived intangible assets for impairment as of October 1, 2023 using a qualitative analysis. As of each of December 31, 2023, 2022, and 2021, we have $59.1 million and $9.4 million for the Klixon® and Airpax® tradenames, respectively, on our consolidated balance sheets. In addition, we have recorded indefinite-lived intangible assets of $6.9 million related to in-process research & development acquired in a fiscal year 2020 business combination transaction.

Definite-Lived Intangible Assets

The following tables outline the components of definite-lived intangible assets as of December 31, 2023 and 2022:

	Weighted-Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Foreign Currency Translation Effect	Net Carrying Value
			As of December 31, 2023			
Completed technologies	11	$ 1,024,019	$ (756,831)	$ (2,430)	$ (215)	$ 264,543
Customer relationships [1]	12	2,123,931	(1,661,230)	(12,144)	—	450,557
Backlog	2	15,500	(8,346)	—	—	7,154
Tradenames	16	107,577	(32,316)	—	—	75,261
Capitalized software and other	7	74,823	(64,037)	—	—	10,786
Total	11	$ 3,345,850	$ (2,522,760)	$ (14,574)	$ (215)	$ 808,301

[1] During the year ended December 31, 2023, we wrote-off approximately $4.0 million of fully-amortized customer relationships that were not in use.

	Weighted-Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Value
			As of December 31, 2022		
Completed technologies [1]	13	$ 1,017,911	$ (684,181)	$ (2,430)	$ 331,300
Customer relationships [1][2]	12	2,092,088	(1,586,454)	(12,144)	493,490
Tradenames [2]	18	107,577	(24,575)	—	83,002
Capitalized software and other [3]	7	74,163	(57,603)	—	16,560
Total	12	$ 3,291,739	$ (2,352,813)	$ (14,574)	$ 924,352

[1] During the year ended December 31, 2022, we disposed of the Qinex Business, which included approximately $4.2 million and $26.5 million of fully amortized completed technologies and customer relationships, respectively.

[2] During the year ended December 31, 2022, we wrote-off approximately $43.1 million and $4.1 million of fully-amortized customer relationships and tradenames, respectively, that were not in use.

[3] During the year ended December 31, 2022, we retired approximately $2.2 million of capitalized software that was not in use, along with approximately $0.5 million of associated accumulated amortization.

The following table outlines amortization of definite-lived intangible assets for the years ended December 31, 2023, 2022, and 2021:

	For the year ended December 31,		
	2023	**2022**	**2021**
Acquisition-related definite-lived intangible assets	$ 167,695	$ 147,110	$ 125,982
Capitalized software	6,165	6,677	8,147
Amortization of intangible assets	$ 173,860	$ 153,787	$ 134,129

The table below presents estimated amortization of definite-lived intangible assets for each of the next five years:

For the year ended December 31,	
2024	$ 147,405
2025	$ 118,280
2026	$ 97,972
2027	$ 84,910
2028	$ 73,375

12. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2023 and 2022 consisted of the following:

	As of December 31,	
	2023	**2022**
Accrued compensation and benefits	$ 73,209	$ 85,995
Accrued interest	45,187	50,146
Foreign currency and commodity forward contracts	7,909	10,652
Current portion of operating lease liabilities	11,458	9,971
Accrued severance	6,786	8,617
Current portion of pension and post-retirement benefit obligations	2,653	2,504
Other accrued expenses and current liabilities	159,800	179,057
Accrued expenses and other current liabilities	$ 307,002	$ 346,942

13. Pension and Other Post-Retirement Benefits

We provide various pension and other post-retirement benefit plans for current and former employees, including defined benefit, defined contribution, and retiree healthcare benefit plans. Refer to *Note 2: Significant Accounting Policies* for discussion of our accounting policies related to our pension and other post-retirement benefit plans.

U.S. Benefit Plans

The principal retirement plans in the U.S. include a qualified defined benefit pension plan and a defined contribution plan. In addition, we provide post-retirement medical coverage and non-qualified benefits to certain employees. Effective January 31, 2012, we froze the defined benefit pension plans and eliminated future benefit accruals.

Non-U.S. Benefit Plans

Retirement coverage for non-U.S. employees is provided through separate defined benefit and defined contribution plans. Retirement benefits are generally based on an employee's years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances. We do not expect to contribute to the non-U.S. defined benefit plans during 2024.

Impact on Financial Statements

The total net periodic benefit cost associated with our defined benefit and retiree healthcare plans for the years ended December 31, 2023, 2022, and 2021 was $7.9 million, $9.1 million, and $11.6 million, respectively. Components of net periodic benefit cost other than service cost are presented in other, net in the consolidated statements of operations. Refer to *Note 6: Other, Net*.

The following table presents changes in the benefit obligation and plan assets for our defined benefit and other post-retirement benefit plans in total for the years ended December 31, 2023 and 2022:

	For the year ended December 31,	
	2023	2022
Change in benefit obligation:		
Beginning balance	$ 84,451	$ 108,511
Service cost	4,073	3,897
Interest cost	3,453	2,485
Plan participants' contributions	539	562
Actuarial loss/(gain)	31	(11,710)
Curtailment loss	—	466
Benefits paid	(5,975)	(12,436)
Divestiture	—	(997)
Foreign currency remeasurement	1,135	(6,327)
Ending balance	$ 87,707	$ 84,451
Change in plan assets:		
Beginning balance	$ 45,861	$ 67,199
Actual return on plan assets	4,458	(8,606)
Employer contributions	3,419	4,368
Plan participants' contributions	539	562
Benefits paid	(5,975)	(12,436)
Foreign currency remeasurement	(1,426)	(5,226)
Ending balance	$ 46,876	$ 45,861
Funded status at end of year	$ (40,831)	$ (38,590)
Accumulated benefit obligation at end of year	$ 74,593	$ 72,468

Assumptions and Investment Policies

Weighted-average assumptions used to calculate the projected benefit obligations of our defined benefit and retiree healthcare benefit plans as of December 31, 2023 and 2022 are as follows:

	As of December 31,			
	2023		2022	
	Defined Benefit	Retiree Healthcare	Defined Benefit	Retiree Healthcare
U.S. assumed discount rate	4.85 %	4.85 %	5.10 %	5.15 %
Non-U.S. assumed discount rate	4.60 %	NA	3.99 %	NA
Non-U.S. average long-term pay progression	3.47 %	NA	3.28 %	NA

Weighted-average assumptions used to calculate the net periodic benefit cost of our defined benefit and retiree healthcare benefit plans for the years ended December 31, 2023 and 2022 and 2021 are as follows:

	For the year ended December 31,					
	2023		2022		2021	
	Defined Benefit	Retiree Healthcare	Defined Benefit	Retiree Healthcare	Defined Benefit	Retiree Healthcare
U.S. assumed discount rate	5.10 %	5.15 %	2.30 %	2.40 %	2.04 %	1.80 %
Non-U.S. assumed discount rate	7.14 %	NA	5.03 %	NA	4.52 %	NA
U.S. average long-term rate of return on plan assets	4.36 %	NA	4.53 %	NA	4.00 %	NA
Non-U.S. average long-term rate of return on plan assets	2.73 %	NA	2.38 %	NA	1.52 %	NA
Non-U.S. average long-term pay progression	4.96 %	NA	4.52 %	NA	4.50 %	NA

Plan Assets

We hold material assets for our defined benefit plans in the U.S. and Japan. Information about the assets for each of these plans is detailed below. Refer to *Note 18: Fair Value Measures* for additional information related to the levels of the fair value hierarchy in accordance with FASB ASC Topic 820.

U.S. plan assets

Our target asset allocation for the U.S. defined benefit plan is 65% fixed income and 35% equity securities. To arrive at the targeted asset allocation, we and our investment adviser reviewed market opportunities using historical data, as well as the actuarial valuation for the plan, to ensure that the levels of acceptable return and risk are well-defined and monitored.

The total fair value of our U.S. plan assets as of December 31, 2023 and 2022 was $10 million and $11 million, respectively, which included $0 million and $2.2 million, respectively, of equity mutual funds, $7.3 million and $7.1 million, respectively, of fixed income mutual funds, and $2.7 million and $1.6 million, respectively, of money market funds.

All fair value measures presented above are categorized in Level 1 of the fair value hierarchy. Investments in mutual funds are based on the publicly-quoted final net asset values on the last business day of the year.

Permitted asset classes include U.S. and non-U.S. equity, U.S. and non-U.S. fixed income, cash, and cash equivalents. Fixed income includes both investment grade and non-investment grade. Permitted investment vehicles include mutual funds, individual securities, derivatives, and long-duration fixed income securities. While investments in individual securities, derivatives, long-duration fixed income securities, cash, and cash equivalents are permitted, the plan did not hold these types of investments as of December 31, 2023 and 2022.

Prohibited investments include direct investments in real estate, commodities, unregistered securities, uncovered options, currency exchange contracts, and natural resources (such as timber, oil, and gas).

Japan plan assets

The target asset allocation of the Japan defined benefit plan is 50% fixed income securities, cash, and cash equivalents and 50% equity securities, with allowance for a 40% deviation in either direction. We, along with the trustee of the plan's assets, minimize investment risk by thoroughly assessing potential investments based on indicators of historical returns and current credit ratings. Additionally, investments are diversified by type and geography.

The total fair value of our Japan plan assets as of December 31, 2023 and 2022 was $27.2 million and $26.5 million, respectively, which included $12.6 million and $9.2 million, respectively, of equity securities, $8 million and $9.7 million, respectively, of fixed income securities, and $4.7 million and $7.6 million, respectively, of cash and cash equivalents.

All fair value measures presented above are categorized in Level 1 of the fair value hierarchy, with the exception of U.S. fixed income securities of $2.5 million, non-U.S. equity securities of $2.2 million, and alternative risk managed balance of $1.9 million as of December 31, 2023, which are categorized as Level 2. The fair values of equity and fixed income securities are based on publicly-quoted closing stock and bond values on the last business day of the year.

Permitted asset classes include equity securities that are traded on the official stock exchange(s) of the respective countries, fixed income securities with certain credit ratings, cash, and cash equivalents.

14. Debt

Our long-term debt, net and finance lease obligations as of December 31, 2023 and 2022 consisted of the following:

		As of December 31,	
	Maturity Date	2023	2022
Term Loan [(1)]	September 20, 2026	$ —	$ 446,834
5.625% Senior Notes [(2)]	November 1, 2024	—	400,000
5.0% Senior Notes	October 1, 2025	700,000	700,000
4.375% Senior Notes	February 15, 2030	450,000	450,000
3.75% Senior Notes	February 15, 2031	750,000	750,000
4.0% Senior Notes	April 15, 2029	1,000,000	1,000,000
5.875% Senior Notes	September 1, 2030	500,000	500,000
Less: debt discount, net of premium		(1,568)	(3,360)
Less: deferred financing costs		(24,444)	(29,916)
Less: current portion [(1)]		—	(254,630)
Long-term debt, net		$ 3,373,988	$ 3,958,928
Finance lease obligations		$ 25,225	$ 26,583
Less: current portion		(2,276)	(1,841)
Finance lease obligations, less current portion		$ 22,949	$ 24,742

[(1)] On February 6, 2023, we prepaid $250.0 million of outstanding principal on our term loan facility ("Term Loan") balance. Accordingly, that portion of the principal balance outstanding on the Term Loan as of December 31, 2022 was presented as current portion of long-term debt. On May 3, 2023, we prepaid $196.8 million of outstanding principal on the Term Loan, representing the remaining balance on the Term Loan as of that date plus $0.5 million in interest.

[(2)] On December 18, 2023, we redeemed in full the $400.0 million aggregate principal amount outstanding on our $400.0 million aggregate principal amount of 5.625% senior notes due 2024 (the "5.625% Senior Notes").

Fiscal year 2023 transactions

On August 22, 2023, certain of our indirect, wholly-owned subsidiaries, including Sensata Technologies, Inc. ("STI"), Sensata Technologies Intermediate Holding B.V. ("STIHBV"), and Sensata Technologies B.V. ("STBV"), entered into an amendment (the "Thirteenth Amendment") to (i) the credit agreement governing our secured credit facility (as amended, supplemented, waived, or otherwise modified, the "Credit Agreement"), and (ii) the Foreign Guaranty, dated as of May 12, 2011 (as amended, supplemented, waived, or otherwise modified prior to the Thirteenth Amendment).

Among other changes to the Credit Agreement, the Thirteenth Amendment, (i) released the Foreign Guarantors (excluding STBV) (the "Specified Foreign Guarantors") from all of their remaining obligations as guarantors and securing parties under the Credit Agreement, subject to an obligation to reinstate the guarantees under certain conditions, and (ii) modified certain of the operational and restrictive covenants and other terms and conditions of the Credit Agreement to provide us increased flexibility and permissions thereunder.

The Specified Foreign Guarantors were released from their guaranty obligations with respect to the 5.625% Senior Notes, the $700.0 million aggregate principal amount of 5.0% senior notes due 2025 (the "5.0% Senior Notes"), the $1.0 billion aggregate principal amount of 4.0% senior notes due 2029 (the "4.0% Senior Notes"), the $500.0 million aggregate principal amount of 5.875% senior notes due 2030 (the "5.875% Senior Notes"), the $450.0 million aggregate principal amount of 4.375% senior notes due 2030 (the "4.375% Senior Notes"), and the $750 million aggregate principal amount of 3.75% senior notes due 2031 (the "3.75% Senior Notes"), in each case in accordance with the terms of the relevant indenture pursuant to which such senior notes were issued (the "Senior Notes Indentures").

On February 6, 2023, we prepaid $250.0 million of outstanding principal on our Term Loan balance. Accordingly, that portion of the principal balance outstanding on the Term Loan as of December 31, 2022 was presented as current portion of long-term debt. On May 3, 2023, we prepaid $196.8 million of outstanding principal on the Term Loan, representing the remaining balance on the Term Loan as of that date plus $0.5 million in interest.

On December 18, 2023, we redeemed in full the $400.0 million aggregate principal amount outstanding on the 5.625% Senior Notes in accordance with the terms of the indenture under which the 5.625% Senior Notes were issued, at a redemption price of

100.0% of the aggregate principal amount of the outstanding 5.625% Senior Notes, plus a $4.0 million "make-whole" premium, plus accrued and unpaid interest to (but not including) the redemption date.

Fiscal year 2022 transactions

On June 23, 2022, certain of our indirect, wholly-owned subsidiaries, including STI, STIHBV, and STBV, entered into an amendment (the "Eleventh Amendment") to (i) the Credit Agreement and (ii) the Foreign Guaranty, dated as of May 12, 2011. Refer to discussion under the heading *Secured Credit Facility* below for additional information regarding the Eleventh Amendment.

On August 29, 2022, STBV completed the issuance and sale of the 5.875% Senior Notes. The 5.875% Senior Notes bear interest at 5.875% per year and mature on September 1, 2030. Interest is payable semi-annually on September 1 and March 1 of each year, commencing on March 1, 2023. The 5.875% Senior Notes were issued under an indenture dated as of August 29, 2022, among STBV, as issuer, The Bank of New York Mellon, as trustee, and our guarantor subsidiaries named therein (the "5.875% Senior Notes Indenture"). The 5.875% Senior Notes are guaranteed by each of STBV's wholly-owned subsidiaries that is a borrower or guarantor under the senior secured credit facilities (the "Senior Secured Credit Facilities") of STI and an issuer or a guarantor under our existing senior notes as follows: the 5.625% Senior Notes, the 5.0% Senior Notes, the 4.0% Senior Notes, the 4.375% Senior Notes, and the 3.75% Senior Notes. Refer to discussion under the heading *Senior Notes* below for additional information regarding the issuance of the 5.875% Senior Notes.

On September 28, 2022, we redeemed in full the $500.0 million aggregate principal amount outstanding on our 4.875% senior notes due 2023 (the "4.875% Senior Notes") in accordance with the terms of the indenture under which the 4.875% Senior Notes were issued, at a price of 101.0% of the aggregate principal amount of the outstanding 4.875% Senior Notes (which includes the applicable premium), plus accrued and unpaid interest to (but not including) the redemption date.

Secured Credit Facility

The Credit Agreement provides for the Senior Secured Credit Facilities, consisting of the Term Loan, a revolving credit facility (the "Revolving Credit Facility"), and incremental availability under which additional secured credit facilities could be issued under certain circumstances. All obligations under the Senior Secured Credit Facilities are unconditionally guaranteed by certain of our subsidiaries and secured by substantially all present and future property and assets of STBV and its guarantor subsidiaries.

On June 23, 2022, we entered into the Eleventh Amendment, which amended the Credit Agreement as follows: (i) increased the aggregate principal amount of the Revolving Credit Facility to $750.0 million; (ii) extended the maturity date of the Revolving Credit Facility to June 23, 2027 (which could be accelerated to June 22, 2026 if, prior to June 22, 2026, the Term Loan is not refinanced with a maturity date that is on or after June 23, 2027); (iii) released the Foreign Guarantors (as defined in the Credit Agreement), excluding STBV, from their obligations to guarantee the obligations of STI and the other Loan Parties (as defined in the Credit Agreement) relating to the Revolving Credit Facility and certain related obligations, subject to an obligation to reinstate such guaranties under certain conditions; (iv) replaced the LIBOR-based interest rates referenced by the Credit Agreement regarding revolving credit loans to (a) for revolving credit loans denominated in U.S. dollars, an interest rate based on the secured overnight financing rate ("SOFR") published by the Federal Reserve Bank of New York and (b) for revolving credit loans denominated in pounds sterling, an interest rate based on the Sterling Overnight Index Average ("SONIA"); and (v) certain of the operational and restrictive covenants and other terms and conditions of the Credit Agreement were modified to provide STI and its affiliates increased flexibility and permissions thereunder.

The Credit Agreement provides that, if our senior secured net leverage ratio exceeds a specified level, we are required to use a portion of our excess cash flow, as defined in the Credit Agreement, generated by operating, investing, or financing activities to prepay the outstanding borrowings under the Senior Secured Credit Facilities. The Credit Agreement also requires mandatory prepayments of the outstanding borrowings under the Senior Secured Credit Facilities upon certain asset dispositions and casualty events, in each case subject to certain reinvestment rights, and the incurrence of certain indebtedness (excluding any permitted indebtedness). These provisions were not triggered during the year ended December 31, 2023.

Term Loan

On February 6, 2023, we prepaid $250.0 million of outstanding principal on our Term Loan balance. On May 3, 2023, the remaining amount outstanding on the Term Loan was prepaid. Prior to prepayment, the principal amount of the Term Loan amortized in equal quarterly installments in an aggregate annual amount equal to 1.0% of the aggregate principal amount of the Term Loan upon completion of the tenth amendment of the Credit Agreement entered into on September 20, 2019 with the balance due at maturity. In accordance with the terms of the Senior Secured Credit Facilities, no amount under the Term Loan, once repaid, may be reborrowed.

Revolving Credit Facility

In accordance with the terms of the Credit Agreement, borrowings under the Revolving Credit Facility may, at our option, be maintained from time to time as Base Rate loans, Term SOFR loans, or Daily Simple SONIA loans (each as defined in the Credit Agreement), with each representing a different determination of interest rates. The interest rate margins and letter of credit fees under the Revolving Credit Facility are as follows (each depending on our senior secured net leverage ratio): (i) the interest rate margin for Base Rate loans range from 0.00% to 0.50%; (ii) the interest rate margin for Term SOFR and Daily Simple SONIA loans range from 1.00% to 1.50%; and (iii) the letter of credit fees range from 0.875% to 1.375%.

We are required to pay to our revolving credit lenders, on a quarterly basis, a commitment fee on the unused portion of the Revolving Credit Facility. The commitment fee ranges from 0.125% to 0.250%, depending on our senior secured net leverage ratios.

As of December 31, 2023, there was $746.1 million available under the Revolving Credit Facility, net of $3.9 million of obligations in respect of outstanding letters of credit issued thereunder. Outstanding letters of credit are issued primarily for the benefit of certain operating activities. As of December 31, 2023, no amounts had been drawn against these outstanding letters of credit. Availability under the Revolving Credit Facility may be borrowed, repaid, and re-borrowed to fund our working capital needs and for other general corporate purposes.

Senior Notes

We have various tranches of senior unsecured notes outstanding as of December 31, 2023. Information regarding these senior notes and the 5.625% Senior Notes, which were not outstanding as of December 31, 2023 (together, the "Senior Notes") is included in the following table. The Senior Notes were issued under the Senior Notes Indentures among the issuers listed in the table below, The Bank of New York Mellon, as trustee, and our guarantor subsidiaries named in the respective Senior Notes Indentures.

	5.625% Senior Notes [1]	5.0% Senior Notes	4.375% Senior Notes	3.75% Senior Notes	4.0% Senior Notes	5.875% Senior Notes
Aggregate principal amount	$—	$700,000	$450,000	$750,000	$1,000,000	$500,000
Interest rate	5.625%	5.000%	4.375%	3.750%	4.000%	5.875%
Issue price	100.000%	100.000%	100.000%	100.000%	Various [2]	100.000%
Issuer	STBV	STBV	STI	STI	STBV	STBV
Issue date	October 2014	March 2015	September 2019	August 2020	Various [2]	August 2022
Interest due	May 1	April 1	February 15	February 15	April 15	September 1
Interest due	November 1	October 1	August 15	August 15	October 15	March 1

[1] On December 18, 2023, we redeemed in full the $400.0 million aggregate principal amount outstanding on our 5.625% Senior Notes.

[2] On March 29, 2021, we issued $750.0 million of 4.0% Senior Notes that were priced at 100.00%. On April 8, 2021, we issued $250.0 million of 4.0% Senior Notes that were priced at 100.75%.

Redemption - General

Upon the occurrence of certain specific change in control events, we will be required to offer to repurchase the Senior Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

If changes in certain tax laws or treaties, or any change in the official application, administration, or interpretation thereof, of any relevant taxing jurisdiction become effective that would impose withholding taxes or other deductions on the payments of any of the Senior Notes or the guarantees thereof, we may, at our option, redeem the relevant Senior Notes in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, premium, if any, and all additional amounts (as described in the relevant Senior Notes Indenture), if any, then due and which will become due on the date of redemption.

Except as described below with respect to the 4.375% Senior Notes, 3.75% Senior Notes, the 4.0% Senior Notes, and the 5.875% Senior Notes, at any time, and from time to time, we may optionally redeem the Senior Notes, in whole or in part, at a price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, up to, but excluding, the date of redemption, plus a "make-whole" premium set forth in the relevant Senior Notes Indenture.

Redemption - 4.375% Senior Notes

The "make-whole" premium will not be payable with respect to any such redemption of the 4.375% Senior Notes on or after November 15, 2029.

Redemption - 3.75% Senior Notes

The "make-whole" premium will not be payable with respect to any such redemption of the 3.75% Senior Notes on or after February 15, 2026. On or after such date, we may optionally redeem the 3.75% Senior Notes, in whole or in part, at the following prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, up to but excluding the redemption date:

Period beginning February 15,	Price
2026	101.875 %
2027	100.938 %
2028 and thereafter	100.000 %

Redemption - 4.0% Senior Notes

The "make-whole" premium will not be payable with respect to any such redemption of the 4.0% Senior Notes on or after April 15, 2024. On or after such date, we may optionally redeem the 4.0% Senior Notes, in whole or in part, at the following prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, up to but excluding the redemption date:

Period beginning April 15,	Price
2024	102.000 %
2025	101.000 %
2026 and thereafter	100.000 %

In addition, at any time prior to April 15, 2024, STBV may redeem up to 40% of the principal amount of the outstanding 4.0% Senior Notes (including additional 4.0% Senior Notes, if any, that may be issued after March 29, 2021) with the net cash proceeds of certain equity offerings at a redemption price (expressed as a percentage of principal amount) of 104.00%, plus accrued and unpaid interest, if any, up to but excluding the redemption date, provided that at least 60% of the aggregate principal amount of the 4.0% Senior Notes (including additional 4.0% Senior Notes, if any) remains outstanding immediately after each such redemption.

Redemption - 5.875% Senior Notes

At any time, and from time to time, prior to September 1, 2025, STBV may redeem the 5.875% Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 5.875% Senior Notes being redeemed, plus a "make whole" premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. At any time on or after September 1, 2025, STBV may redeem the 5.875% Senior Notes, in whole or in part, at the following prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, up to but excluding the redemption date:

Period beginning September 1,	Price
2025	102.398 %
2026	101.469 %
2027 and thereafter	100.000 %

In addition, at any time prior to September 1, 2025, STBV may redeem up to 40% of the principal amount of the outstanding 5.875% Senior Notes (including additional 5.875% Senior Notes, if any) with the net cash proceeds of certain equity offerings at a redemption price (expressed as a percentage of principal amount) of 105.875%, plus accrued and unpaid interest, if any, up to but excluding the redemption date, provided that at least 60% of the aggregate principal amount of the 5.875% Senior Notes (including additional 5.875% Senior Notes, if any) remains outstanding immediately after each such redemption.

Guarantees

The obligations of the issuers of the Senior Notes are guaranteed by STBV and all of its subsidiaries (excluding the company that is the issuer of the relevant Senior Notes) that guarantee the obligations of STI under the Credit Agreement (after giving effect to the release of guarantees pursuant to the Eleventh Amendment and the Thirteenth Amendment discussed below).

On June 23, 2022, we entered into the Eleventh Amendment, which amended the Credit Agreement to, among other things, release the Foreign Guarantors (as defined in the Credit Agreement), excluding STBV, from their obligations to guarantee the obligations of STI and the other Loan Parties (as defined in the Credit Agreement) relating to the Revolving Credit Facility and certain related obligations, subject to an obligation to reinstate such guaranties under certain conditions.

On August 22, 2023, we entered into the Thirteenth Amendment, which amended the Credit Agreement to, among other things, release the Specified Foreign Guarantors from all of their remaining obligations as guarantors and securing parties under the Credit Agreement, subject to an obligation to reinstate the guarantees under certain conditions. The Specified Foreign Guarantors were released from their guaranty obligations with respect to the 5.625% Senior Notes, the 5.0% Senior Notes, the 4.0% Senior Notes, the 5.875% Senior Notes, the 4.375% Senior Notes, and the 3.75% Senior Notes, in each case in accordance with the terms of the relevant indenture pursuant to which such senior notes were issued.

Events of Default

The Senior Notes Indentures provide for events of default that include, among others, nonpayment of principal or interest when due, breach of covenants or other provisions in the relevant Senior Notes Indenture, defaults in payment of certain other indebtedness, certain events of bankruptcy or insolvency, failure to pay certain judgments, and the cessation of the full force and effect of the guarantees of significant subsidiaries. Generally, if an event of default occurs, the trustee or the holders of at least 25% in principal amount of the then outstanding Senior Notes issued under the relevant Senior Notes Indenture may declare the principal of, and accrued but unpaid interest on, all of the relevant Senior Notes to be due and payable immediately. All provisions regarding remedies in an event of default are subject to the relevant Senior Notes Indenture.

Restrictions and Covenants

As of December 31, 2023, STBV and all of its subsidiaries were subject to certain restrictive covenants under the Credit Agreement and the Senior Notes Indentures.

We entered into the Eleventh Amendment and Thirteenth Amendment to the Credit Agreement on June 23, 2022 and August 22, 2023, respectively. These amendments each amended the Credit Agreement to, among other things, modify certain of the operational and restrictive covenants and other terms and conditions of the Credit Agreement to provide us increased flexibility and permissions thereunder.

Under certain circumstances, STBV is permitted to designate a subsidiary as "unrestricted" for purposes of the Credit Agreement, in which case the restrictive covenants thereunder will not apply to that subsidiary; the Senior Notes Indentures do not contain such a permission. STBV has not designated any subsidiaries as unrestricted. The net assets of STBV subject to these restrictions totaled $3.0 billion at December 31, 2023.

Credit Agreement

The Credit Agreement contains non-financial restrictive covenants (subject to important exceptions and qualifications set forth in the Credit Agreement) that limit our ability to, among other things:

- incur indebtedness or liens, prepay subordinated debt, or amend the terms of our subordinated debt;

- make loans and investments (including acquisitions) or sell assets;

- change our business or accounting policies, merge, consolidate, dissolve or liquidate, or amend the terms of our organizational documents;

- enter into affiliate transactions;

- pay dividends and make other restricted payments;

- or enter into certain burdensome contractual obligations.

In addition, under the Credit Agreement, STBV and its subsidiaries are required to maintain a senior secured net leverage ratio not to exceed 5.0:1.0 at the conclusion of certain periods when outstanding loans and letters of credit that are not cash collateralized for the full face amount thereof exceed 20% of the commitments under the Revolving Credit Facility.

Senior Notes Indentures

The Senior Notes Indentures contain restrictive covenants (subject to important exceptions and qualifications set forth in the Senior Notes Indentures) that limit the ability of STBV and its subsidiaries to, among other things: incur liens; incur or guarantee indebtedness without guaranteeing the Senior Notes; engage in sale and leaseback transactions; or effect mergers or consolidations, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of STBV and its subsidiaries.

Certain of these covenants will be suspended if the Senior Notes are assigned an investment grade rating by Standard & Poor's Rating Services or Moody's Investors Service, Inc. and provided no default has occurred and is continuing at such time. The suspended covenants will be reinstated if the Senior Notes are no longer assigned an investment grade rating by either rating agency or an event of default has occurred and is continuing at such time. As of December 31, 2023, none of the Senior Notes were assigned an investment grade rating by either rating agency.

Restrictions on Payment of Dividends

STBV's subsidiaries are generally not restricted in their ability to pay dividends or otherwise distribute funds to STBV, except for restrictions imposed under applicable corporate law.

STBV, however, is limited in its ability to pay dividends or otherwise make distributions to its immediate parent company and, ultimately, to Sensata plc, under the Credit Agreement. Specifically, the Credit Agreement prohibits STBV from paying dividends or making distributions to its parent companies except for purposes that include, but are not limited to, the following:

- customary and reasonable operating expenses, legal and accounting fees and expenses, and overhead of such parent companies incurred in the ordinary course of business, provided that such amounts, in the aggregate, do not exceed $20.0 million in any fiscal year;

- dividends and other distributions in an aggregate amount not to exceed $200.0 million plus certain amounts, including the retained portion of excess cash flow, but only insofar as no default or event of default exists and the senior secured net leverage ratio is less than 2.0:1.0 calculated on a pro forma basis;

- so long as no default or an event of default exists, dividends and other distributions in an aggregate amount not to exceed $50.0 million in any calendar year (with the unused portion in any year being carried over to succeeding years) plus unlimited additional amounts but only insofar as the senior secured net leverage ratio is less than 2.5:1.0 calculated on a pro forma basis; and

- other dividends and other distributions in an aggregate amount not to exceed $150.0 million, so long as no default or event of default exists.

The Senior Notes Indentures generally allow STBV to pay dividends and make other distributions to its parent companies.

Compliance with Financial Covenants

We were in compliance with all of the financial covenants and default provisions associated with our indebtedness as of December 31, 2023 and for the fiscal year then ended.

Accounting for Debt Financing Transactions

In the year ended December 31, 2023, in connection with the early redemption of the 5.625% Senior Notes, we recognized a loss of $4.6 million, which primarily reflects payment of $4.0 million for the "make-whole" premium, with the remaining loss representing the write-off of debt discounts and deferred financing costs. In connection with the prepayment on the Term Loan, we recognized a loss of $0.9 million, representing the write-off of deferred financing costs. These losses are presented in other, net.

In the year ended December 31, 2022, in connection with the entry into the Eleventh Amendment, we recognized $2.7 million of deferred financing costs, which are presented as a reduction of long-term debt on our consolidated balance sheets. In connection with the issuance of the 5.875% Senior Notes, we capitalized $6.1 million of deferred financing costs, which are presented on the consolidated balance sheets as a reduction of long-term debt. In connection with the redemption of the 4.875% Senior Notes, we recognized a loss of $5.5 million, presented in other, net, related to the write-off of unamortized deferred financing costs and debt discounts.

In the year ended December 31, 2021, in connection with the early redemption of the $750.0 million aggregate principal amount outstanding on the 6.25% senior notes due 2026 (the "6.25% Senior Notes"), we recognized a loss of $30.1 million, which primarily reflects payment of $23.4 million for the early redemption premium, with the remaining loss representing write-off of debt discounts and deferred financing costs. In addition, in connection with the issuance of the 4.0% Senior Notes, we recognized $9.6 million of deferred financing costs, which are presented as a reduction of long-term debt on our consolidated balance sheets and $1.7 million of issuance premiums, which are presented as an addition to long-term debt on our consolidated balance sheets.

Refer to *Note 2: Significant Accounting Policies* for additional information related to our accounting policies regarding debt financing transactions.

Finance Leases

Refer to *Note 17: Leases* for additional information related to our finance leases.

Debt Maturities

The aggregate principal amount of each tranche of our Senior Notes is due in full at its maturity date. The Term Loan was paid in full on May 3, 2023. Loans made pursuant to the Revolving Credit Facility must be repaid in full at its maturity date and can be repaid prior to then at par. All letters of credit issued thereunder will terminate at the final maturity of the Revolving Credit Facility unless cash collateralized prior to such time. In accordance with the terms of the Senior Secured Credit Facilities, no amount under the Term Loan, once repaid, may be reborrowed.

The following table presents the remaining mandatory principal repayments of long-term debt, excluding finance lease payments and discretionary repurchases of debt, in each of the years ended December 31, 2024 through 2028 and thereafter.

For the year ended December 31,	Aggregate Maturities
2024	$ —
2025	700,000
2026	—
2027	—
2028	—
Thereafter	2,700,000
Total long-term debt principal payments	$ 3,400,000

15. Commitments and Contingencies

Off-Balance Sheet Arrangements

From time to time, we execute contracts that require us to indemnify the other parties to the contracts. These indemnification obligations generally arise in two contexts. First, in connection with certain transactions, such as the divestiture of a business or the issuance of debt or equity securities, the agreement typically contains standard provisions requiring us to indemnify the purchaser against breaches by us of representations and warranties contained in the agreement. These indemnities are generally subject to time and liability limitations. Second, we enter into agreements in the ordinary course of business, such as customer contracts, that might contain indemnification provisions relating to product quality, intellectual property infringement, governmental regulations and employment related matters, and other typical indemnities. In certain cases, indemnification obligations arise by law.

We believe that our indemnification obligations are consistent with other companies in the markets in which we compete. Performance under any of these indemnification obligations would generally be triggered by a breach of the terms of the contract or by a third-party claim. Historically, we have experienced only immaterial and irregular losses associated with these indemnifications. Consequently, any future liabilities brought about by these indemnifications cannot reasonably be estimated or accrued.

Indemnifications Provided as Part of Contracts and Agreements

We are party to the following types of agreements pursuant to which we may be obligated to indemnify a third party with respect to certain matters.

Officers and Directors: Our articles of association provide for indemnification of directors and officers by us to the fullest extent permitted by applicable law, as it now exists or may hereinafter be amended (but, in the case of an amendment, only to the extent such amendment permits broader indemnification rights than permitted prior thereto), against any and all liabilities, including all expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful or outside of his or her mandate. The articles do not provide a limit to the maximum future payments, if any, under the indemnification. No indemnification is provided for in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty on our behalf.

In addition, we have a liability insurance policy that insures directors and officers against the cost of defense, settlement, or payment of claims and judgments under some circumstances. Certain indemnification payments may not be covered under our directors' and officers' insurance coverage.

Initial Purchasers of Senior Notes: Pursuant to the terms of the purchase agreements entered into in connection with our private placement senior note offerings, we are obligated to indemnify the initial purchasers of the Senior Notes against certain liabilities caused by any untrue statement or alleged untrue statement of a material fact in various documents relied upon by such initial purchasers, or to contribute to payments the initial purchasers may be required to make in respect thereof. The purchase agreements do not provide a limit to the maximum future payments, if any, under these indemnifications.

Intellectual Property and Product Liability Indemnification: We routinely sell products with a limited intellectual property and product liability indemnification included in the terms of sale. Historically, we have had only immaterial and irregular losses associated with these indemnifications. Consequently, any future liabilities resulting from these indemnifications cannot reasonably be estimated or accrued.

Product Warranty Liabilities

Refer to *Note 2: Significant Accounting Policies — Revenue Recognition* for additional information related to the warranties we provide to customers.

In the event a warranty claim based on defective materials exists, we may be able to recover some of the cost of the claim from the vendor from whom the materials were purchased. Our ability to recover some of the costs will depend on the terms and conditions to which we agreed when the materials were purchased. When a warranty claim is made, the only collateral available to us is the return of the inventory from the customer making the warranty claim. Historically, when customers make a warranty claim, we either replace the product or provide the customer with a credit. We generally do not rework the returned product.

Our policy is to accrue for warranty claims when a loss is both probable and estimable. This is accomplished by accruing for estimated returns and estimated costs to replace the product at the time the related revenue is recognized. Liabilities for warranty claims are not material. In some instances, customers may make claims for costs they incurred or other damages related to a claim.

Environmental Remediation Liabilities

Our operations and facilities are subject to U.S. and non-U.S. laws and regulations governing the protection of the environment and our employees, including those governing air emissions, chemical usage, water discharges, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines, civil or criminal sanctions, or third-party property damage or personal injury claims, in the event of violations or liabilities under these laws and regulations, or non-compliance with the environmental permits required at our facilities. Potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future. We are, however, not aware of any threatened or pending material environmental investigations, lawsuits, or claims involving us or our operations.

Legal Proceedings and Claims

We are regularly involved in a number of claims and litigation matters that arise in the ordinary course of business. Although it is not feasible to predict the outcome of these matters, based upon our experience and current information known to us, we do not expect the outcome of these matters, either individually or in the aggregate, to have a material adverse effect on our results of operations, financial position, and/or cash flows.

We account for litigation and claims losses in accordance with FASB ASC Topic 450, *Contingencies*. Under FASB ASC Topic 450, loss contingency provisions are recognized for probable and estimable losses at our best estimate of a loss or, when a best estimate cannot be made, at our estimate of the minimum loss. These estimates are often developed prior to knowing the amount of the ultimate loss, require the application of considerable judgment, and are refined each accounting period as additional information becomes known. Accordingly, we are often initially unable to develop a best estimate of loss and therefore the minimum amount, which could be an immaterial amount, is recognized. As information becomes known, either the minimum loss amount is increased, or a best estimate can be made, generally resulting in additional loss provisions. A best estimate amount may be changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected.

Pending Litigation and Claims:

There are no material pending litigation or claims outstanding as of December 31, 2023.

16. Shareholders' Equity

Cash Dividends

In the years ended December 31, 2023 and 2022, we paid cash dividends totaling an aggregate of $71.5 million and $51.1 million, respectively. We did not pay cash dividends in the year ended December 31, 2021.

Foreign Currency Translation

Prior to October 1, 2023, the functional currency of the Company's wholly-owned subsidiaries in China was the USD. Effective October 1, 2023, as a result of significant changes in economic facts and circumstances in the operations of our China foreign entities, the functional currency of the Company's wholly-owned subsidiaries in China changed to the CNY. The changes in economic facts and circumstances caused a permanent change to our strategy in China toward a more self-contained model, making China the primary economic environment in which these subsidiaries operate. This change was accounted for prospectively and does not impact prior period financial statements.

As a result of this change, on October 1, 2023, we recorded an adjustment in other comprehensive income attributable to the current-rate translation of non-monetary assets as of that date in accordance with FASB ASC Topic 830. In addition, in the fourth quarter of 2024, we started recording an adjustment to translate these subsidiaries' financial statements from CNY to USD (our reporting currency). These adjustments are included in other comprehensive income and are presented under the heading *Accumulated Other Comprehensive Income/(Loss)* below.

Treasury Shares

From time to time, our Board of Directors has authorized various share repurchase programs, which may be modified or terminated by our Board of Directors at any time, including with respect to the authorized amount under the programs. Under these programs, we may repurchase ordinary shares at such times and in amounts to be determined by our management, based on market conditions, legal requirements, and other corporate considerations, on the open market or in privately negotiated transactions, provided that such transactions were completed pursuant to an agreement and with a third party approved by our shareholders at the annual general meeting. Ordinary shares repurchased by us are recognized, measured at cost, and presented as treasury shares on our consolidated balance sheets, resulting in a reduction of shareholders' equity.

In July 2019 our Board of Directors authorized a $500.0 million ordinary share repurchase program (the "July 2019 Program"). During the year ended December 31, 2021, we repurchased approximately 0.8 million ordinary shares under the July 2019 Program for $47.8 million (an average price of $59.28 per share).

In January 2022, our Board of Directors authorized a new $500.0 million ordinary share repurchase program (the "January 2022 Program"), which replaced the July 2019 Program. During the years ended December 31, 2023 and 2022, we repurchased approximately 1.5 million and 6.3 million ordinary shares, respectively, for $60.3 million and $292.3 million, respectively, (an average price of $40.80 and $46.08 per share, respectively), under the January 2022 Program.

On September 26, 2023, our Board of Directors authorized a new $500.0 million ordinary share repurchase program (the "September 2023 Program"), which replaced the January 2022 Program, effective on October 1, 2023. Sensata's shareholders had previously approved the forms of share repurchase agreements and the potential broker counterparties needed to execute the buyback program. Approximately $164.2 million remained available for repurchase under the January 2022 Program on September 30, 2023. During the year ended December 31, 2023, we repurchased approximately 0.8 million ordinary shares under the September 2023 Program for $28.1 million (an average price of $33.83 per share). As of December 31, 2023, approximately $471.9 million remained available under the September 2023 Program.

Accumulated Other Comprehensive Income/(Loss)

The components of accumulated other comprehensive income/(loss) for the years ended December 31, 2023, 2022, and 2021 were as follows:

	Cash Flow Hedges	Defined Benefit and Retiree Healthcare Plans	Cumulative Translation Adjustment	Accumulated Other Comprehensive (Loss)/ Income
Balance as of December 31, 2020	$ (6,733)	$ (42,802)	$ —	$ (49,535)
Pre-tax current period change	31,671	8,145	—	39,816
Income tax effect	(8,107)	(1,734)	—	(9,841)
Balance as of December 31, 2021	16,831	(36,391)	—	(19,560)
Pre-tax current period change	(1,571)	5,311	—	3,740
Income tax effect	405	(849)	—	(444)
Balance as of December 31, 2022	15,665	(31,929)	—	(16,264)
Pre-tax current period change	2,492	4,864	21,390	28,746
Income tax effect	(644)	(1,434)	(442)	(2,520)
Balance as of December 31, 2023	$ 17,513	$ (28,499)	$ 20,948	$ 9,962

The components of other comprehensive income, net of tax, for the years ended December 31, 2023, 2022, and 2021 were as follows:

	For the year ended December 31,									
	2023				2022			2021		
	Cash Flow Hedges	Pension	CTA	Total	Cash Flow Hedges	Pension	Total	Cash Flow Hedges	Pension	Total
Other comprehensive income/(loss) before reclassifications	$ 30,490	$ 2,033	$ 20,948	$ 53,471	$ 37,957	$ 1,597	$ 39,554	$ 23,883	$ (30)	$ 23,853
Amounts reclassified from accumulated other comprehensive income/(loss)	(28,642)	1,397	—	(27,245)	(39,123)	2,865	(36,258)	(319)	6,441	6,122
Other comprehensive income/(loss)	$ 1,848	$ 3,430	$ 20,948	$ 26,226	$ (1,166)	$ 4,462	$ 3,296	$ 23,564	$ 6,411	$ 29,975

The amounts reclassified from accumulated other comprehensive income/(loss) for the years ended December 31, 2023, 2022, and 2021 were as follows:

	Amount of (Gain)/Loss Reclassified from Accumulated Other Comprehensive Income/(Loss)			Affected Line in Consolidated Statements of Operations
	For the year ended December 31,			
	2023	2022	2021	
Derivative instruments designated and qualifying as cash flow hedges:				
Foreign currency forward contracts	$ (17,120)	$ (46,183)	$ 9,281	Net revenue [1]
Foreign currency forward contracts	(21,481)	(6,543)	(9,707)	Cost of revenue [1]
Total, before taxes	(38,601)	(52,726)	(426)	Income before taxes
Income tax effect	9,959	13,603	107	Provision for income taxes
Total, net of taxes	$ (28,642)	$ (39,123)	$ (319)	Net (loss)/income
Defined benefit and retiree healthcare plans	$ 1,942	$ 3,844	$ 8,268	Other, net
Income tax effect	(545)	(979)	(1,827)	Provision for income taxes
Total, net of taxes	$ 1,397	$ 2,865	$ 6,441	Net (loss)/income

[1] Refer to *Note 19: Derivative Instruments and Hedging Activities* for additional information related to amounts to be reclassified from accumulated other comprehensive income/(loss) in future periods.

17. Leases

The table below shows right-of-use asset and lease liability amounts and the financial statement line item in which those amounts are presented:

	As of December 31,			
	2023		**2022**	
Operating lease right-of-use assets:				
Other assets	$	40,223	$	42,836
Total operating lease right-of-use assets	$	40,223	$	42,836
Operating lease liabilities:				
Accrued expenses and other current liabilities	$	11,458	$	9,971
Other long-term liabilities		29,288		32,721
Total operating lease liabilities	$	40,746	$	42,692
Finance lease right-of-use assets:				
Property, plant and equipment, at cost	$	44,852	$	49,714
Accumulated depreciation		(28,875)		(29,442)
Property, plant and equipment, net	$	15,977	$	20,272
Finance lease liabilities:				
Current portion of long-term debt and finance lease obligations	$	2,276	$	1,841
Finance lease obligations, less current portion		22,949		24,742
Total finance lease liabilities	$	25,225	$	26,583

The table below presents the lease liabilities arising from obtaining right-of-use assets in the years ended December 31, 2023 and 2022:

	For the year ended December 31,			
	2023		**2022**	
Operating leases	$	1,152	$	4,230
Finance leases	$	0	$	284

The table below presents our total lease cost for the years ended December 31, 2023, 2022, and 2021 (short-term and variable lease cost was not material for any of the years presented):

	For the year ended December 31,					
	2023		**2022**		**2021**	
Operating lease cost	$	15,215	$	14,900	$	15,529
Finance lease cost:						
Amortization of right-of-use assets	$	1,460	$	1,621	$	1,714
Interest on lease liabilities		2,200		2,339		2,477
Total finance lease cost	$	3,660	$	3,960	$	4,191

The table below presents the cash paid related to our operating and finance leases for the years ended December 31, 2023, 2022, and 2021:

	For the year ended December 31,					
	2023		**2022**		**2021**	
Operating cash outflow related to operating leases	$	15,374	$	15,498	$	15,173
Operating cash outflow related to finance leases	$	2,016	$	2,119	$	2,372
Financing cash outflow related to finance leases	$	1,460	$	2,423	$	1,806

The table below presents the weighted-average remaining lease term of our operating and finance leases (in years) as of December 31, 2023, 2022, and 2021:

	2023	2022	2021
Operating leases	6.0	6.5	7.2
Finance leases	9.3	10.1	11.1

The table below presents our weighted-average discount rate as of December 31, 2023, 2022, and 2021:

	2023	2022	2021
Operating leases	5.6 %	5.2 %	5.6 %
Finance leases	8.7 %	8.7 %	8.6 %

The table below presents a maturity analysis of the obligations related to our operating lease liabilities and finance lease liabilities in effect as of December 31, 2023:

Year ending December 31,	Operating Leases	Finance Leases
2024	$ 13,692	$ 4,184
2025	11,165	3,871
2026	6,318	3,930
2027	4,120	3,994
2028	2,985	3,809
Thereafter	11,852	17,577
Total undiscounted cash flows related to lease liabilities	50,132	37,365
Less imputed interest	(9,386)	(12,140)
Total lease liabilities	$ 40,746	$ 25,225

18. Fair Value Measures

Our assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC Topic 820. The levels of the fair value hierarchy are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets and liabilities that we have the ability to access at the measurement date.

- Level 2 inputs utilize inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are unobservable inputs for the asset or liability, allowing for situations where there is little, if any, market activity for the asset or liability.

Measured on a Recurring Basis

Our assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022 are shown in the below table.

	As of December 31,			
	2023		2022	
Assets measured at fair value:				
Cash equivalents (Level 1)	$	138,749	$	860,034
Foreign currency forward contracts (Level 2)		28,871		31,126
Commodity forward contracts (Level 2)		1,457		4,181
Total assets measured at fair value	$	169,077	$	895,341
Liabilities measured at fair value:				
Foreign currency forward contracts (Level 2)	$	8,996	$	9,866
Commodity forward contracts (Level 2)		795		4,671
Total liabilities measured at fair value	$	9,791	$	14,537

Refer to *Note 2: Significant Accounting Policies* for additional information related to the methods used to estimate the fair value of our financial instruments and *Note 19: Derivative Instruments and Hedging Activities* for additional information related to the inputs used to determine these fair value measurements and the nature of the risks that these derivative instruments are intended to mitigate. Cash equivalents consist of U.S. Government Treasury money market funds and are classified as Level 1 as they are exchange traded in an active market.

Although we have determined that the majority of the inputs used to value our derivative instruments fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to appropriately reflect both our own non-performance risk and the respective counterparties' non-performance risk in the fair value measurement. As of December 31, 2023 and 2022, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivatives in their entirety are classified in Level 2 in the fair value hierarchy.

Quanergy

As of December 31, 2021, we held a $50.0 million investment in Quanergy Series B Preferred Stock (the "Series B Investment"). The Series B Investment did not have a readily determinable fair value and was held using the measurement alternative prescribed in FASB ASC Topic 321. On February 8, 2022, Quanergy merged with CITIC Capital Acquisition Corp, a special purpose acquisition corporation. On February 9, 2022, Quanergy was listed on the NYSE under the ticker symbol QNGY.

Upon completion of the merger, our investment in Quanergy was $75.1 million, consisting of a $50.0 million investment in common shares converted from the Series B Investment, a $7.5 million private investment in public equity, and 2.5 million warrants with a fair value of $17.6 million, each of which represented the right to purchase one common share of Quanergy at a price of $0.01 per share. We converted these warrants to common shares in the year ended December 31, 2022.

On October 6, 2022, Quanergy executed a 1-to-20 reverse stock split. Upon execution of the reverse stock split, our holdings of Quanergy common stock declined to approximately 0.4 million shares. As of December 31, 2022, we had marked the full investment in Quanergy to approximately zero, resulting in a mark-to-market loss of $75.1 million in the year ended December 31, 2022, which was recorded in other, net. As of December 31, 2023, the fair value of the investment is zero. Refer to *Note 6: Other, Net* for details of the components of other, net.

Measured on a Nonrecurring Basis

We evaluated our goodwill for impairment as of October 1, 2023. Refer to *Note 11: Goodwill and Other Intangible Assets, Net* for additional information. Based on this analysis, which used the discounted cash flow method, and, when applicable, a market multiples approach using comparable companies, we determined that as of October 1, 2023, goodwill related to our Insights reporting unit was impaired. As a result, we recorded a $321.7 million non-cash goodwill impairment charge in the fourth quarter of 2023, representing the entire goodwill balance allocated to Insights. This impairment was driven by a lower long-range financial forecast resulting from the impact of restructuring actions taken in the third and fourth quarters of 2023 and consequent business decisions regarding our level of investment in Insights in future years considering Sensata's focus on electrification. Other valuation assumptions for the Insights reporting unit valuation that are impacted by macroeconomic factors also contributed to the impairment. No other reporting units were impaired. As of December 31, 2023, no events or changes in circumstances occurred that would have triggered the need for an additional impairment review of goodwill or other indefinite-lived intangible assets.

In July 2022, we sold the Qinex Business. We allocated goodwill to the Qinex Business based on its fair value relative to the total fair value of the Industrial Solutions reporting unit. Refer to *Note 11: Goodwill and Other Intangible Assets, Net* and *Note 21: Acquisitions and Divestitures* for additional information.

In the three months ended June 30, 2023, we exited the Spear Marine Business, as discussed further in *Note 5: Restructuring and Other Charges, Net*. We considered the exit of the Spear Marine Business and determined that goodwill related to the Clean Energy Solutions reporting unit was not impaired as of the date of the exit.

Financial Instruments Not Recorded at Fair Value

The following table presents the carrying values and fair values of financial instruments not recorded at fair value in the consolidated balance sheets as of December 31, 2023 and 2022. All fair value measures presented are categorized within Level 2 of the fair value hierarchy.

	As of December 31,							
	2023				**2022**			
	Carrying Value [1]		**Fair Value**		**Carrying Value** [1]		**Fair Value**	
Term Loan	$	—	$	—	$	446,834	$	443,483
5.625% Senior Notes	$	—	$	—	$	400,000	$	398,000
5.0% Senior Notes	$	700,000	$	694,750	$	700,000	$	684,250
4.375% Senior Notes	$	450,000	$	415,125	$	450,000	$	400,500
3.75% Senior Notes	$	750,000	$	656,250	$	750,000	$	626,250
4.0% Senior Notes	$	1,000,000	$	920,000	$	1,000,000	$	875,000
5.875% Senior Notes	$	500,000	$	495,000	$	500,000	$	473,750

_____

[1] Excluding any related debt discounts, premiums, and deferred financing costs.

We also hold trade accounts receivables and payables, for which the fair value approximates the carrying value due to their short-term nature.

In addition to the above, we hold certain equity investments that do not have readily determinable fair values, for which we use the measurement alternative prescribed in FASB ASC Topic 321. Such investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

As of December 31, 2023 and 2022, we held equity investments under the measurement alternative of $18.3 million and $15.0 million, respectively, which are presented in other assets in the consolidated balance sheets. There were no impairments or changes resulting from observable transactions for any of these investments and no adjustments were made to their carrying values.

19. Derivative Instruments and Hedging Activities

We utilize derivative instruments that are designated and qualify as hedges of our exposure to variability in expected future cash flows. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on these hedging instruments with the earnings effect of the hedged forecasted transactions. We may enter into other derivative contracts that are intended to economically hedge certain risks, even though we elect not to apply hedge accounting under FASB ASC Topic 815. Derivative financial instruments not designated as hedges are used to manage our exposure to certain risks, not for trading or speculative purposes. Refer to *Note 2: Significant Accounting Policies* for additional information related to the valuation techniques and accounting policies regarding derivative instruments and hedging activities.

Foreign Currency Risk

We are exposed to fluctuations in the values of certain foreign currencies relative to the functional currency of a given entity. We enter into forward contracts to manage this exposure. We currently have outstanding foreign currency forward contracts that qualify as cash flow hedges intended to offset the effect of exchange rate fluctuations on forecasted sales and certain manufacturing costs. We also have outstanding foreign currency forward contracts that are intended to preserve the economic value of foreign currency denominated monetary assets and liabilities, which are not designated for hedge accounting treatment in accordance with FASB ASC Topic 815.

For each of the years ended December 31, 2023, 2022, and 2021, amounts excluded from the assessment of effectiveness of our foreign currency forward contracts that are designated as cash flow hedges were not material. As of December 31, 2023, we estimate that $20.6 million of net gains will be reclassified from accumulated other comprehensive income/(loss) to earnings during the twelve-month period ending December 31, 2024.

As of December 31, 2023, we had the following outstanding foreign currency forward contracts:

Notional (in millions)	Effective Date(s)	Maturity Date(s)	Index (Exchange Rates)	Weighted-Average Strike Rate	Hedge Designation [1]
43.0 EUR	December 21, 2023	January 31, 2024	Euro ("EUR") to USD	1.10 USD	Not designated
390.0 EUR	Various from February 2022 to December 2023	Various from January 2024 to December 2025	EUR to USD	1.10 USD	Cash flow hedge
808.0 CNY	December 21, 2023	January 31, 2024	USD to CNY	7.08 CNY	Not designated
160.0 JPY	December 21, 2023	January 31, 2024	USD to Japanese Yen ("JPY")	141.44 JPY	Not designated
29,224.7 KRW	Various from February 2022 to December 2023	Various from January 2024 to November 2025	USD to Korean Won ("KRW")	1,283.82 KRW	Cash flow hedge
21.0 MYR	December 21, 2023	January 31, 2024	USD to Malaysian Ringgit ("MYR")	4.62 MYR	Not designated
183.0 MXN	December 21, 2023	January 31, 2024	USD to Mexican Peso ("MXN")	17.17 MXN	Not designated
4,480.0 MXN	Various from February 2022 to December 2023	Various from January 2024 to December 2025	USD to MXN	19.84 MXN	Cash flow hedge
61.9 GBP	Various from February 2022 to December 2023	Various from January 2024 to December 2025	British Pound Sterling ("GBP") to USD	1.23 USD	Cash flow hedge

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[1] Derivative financial instruments not designated as hedges are used to manage our exposure to currency exchange rate risk. They are intended to preserve the economic value, and they are not used for trading or speculative purposes.

Commodity Risk

We enter into commodity forward contracts in order to limit our exposure to variability in raw material costs that is caused by movements in the price of underlying metals. The terms of these forward contracts fix the price at a future date for various notional amounts associated with these commodities. These instruments are not designated for hedge accounting treatment in accordance with FASB ASC Topic 815.

As of December 31, 2023, we had the following outstanding commodity forward contracts, none of which were designated for hedge accounting treatment in accordance with FASB ASC Topic 815:

Commodity	Notional	Remaining Contracted Periods	Weighted-Average Strike Price Per Unit
Silver	682,292 troy oz.	January 2024 to September 2025	$ 23.87
Copper	6,530,830 pounds	January 2024 to September 2025	$ 3.88

Financial Instrument Presentation

The following table presents the fair value of our derivative financial instruments and their classification in the consolidated balance sheets as of December 31, 2023 and 2022:

| | | Asset Derivatives | | | Liability Derivatives | | |
| | Balance Sheet Location | As of December 31, | | Balance Sheet Location | As of December 31, | |
		2023	2022		2023	2022
Derivatives designated as hedging instruments:						
Foreign currency forward contracts	Prepaid expenses and other current assets	$ 25,176	$ 27,114	Accrued expenses and other current liabilities	$ 6,746	$ 6,586
Foreign currency forward contracts	Other assets	3,554	3,763	Other long-term liabilities	1,806	3,280
Total		$ 28,730	$ 30,877		$ 8,552	$ 9,866
Derivatives not designated as hedging instruments:						
Commodity forward contracts	Prepaid expenses and other current assets	$ 1,314	$ 2,542	Accrued expenses and other current liabilities	$ 719	$ 4,066
Commodity forward contracts	Other assets	143	1,639	Other long-term liabilities	76	605
Foreign currency forward contracts	Prepaid expenses and other current assets	141	249	Accrued expenses and other current liabilities	444	—
Total		$ 1,598	$ 4,430		$ 1,239	$ 4,671

These fair value measurements are all categorized within Level 2 of the fair value hierarchy. Refer to *Note 18: Fair Value Measures* for additional information related to the categorization of these fair value measurements within the fair value hierarchy.

The following tables present the effect of our derivative financial instruments on the consolidated statements of operations and the consolidated statements of comprehensive income for the years ended December 31, 2023 and 2022:

| | Amount of Deferred (Loss)/Gain Recognized in Other Comprehensive Income | | Location of Net Gain Reclassified from Accumulated Other Comprehensive Income/(Loss) into Net (Loss)/Income | Amount of Net Gain Reclassified from Accumulated Other Comprehensive Income/(Loss) into Net (Loss)/Income | |
| | For the year ended December 31, | | | For the year ended December 31, | |
Derivatives designated as hedging instruments	2023	2022		2023	2022
Foreign currency forward contracts	$ (1,018)	$ 39,173	Net revenue	$ 17,120	$ 46,183
Foreign currency forward contracts	$ 42,111	$ 11,982	Cost of revenue	$ 21,481	$ 6,543

| | Amount of (Loss)/Gain Recognized in Net (Loss)/Income | | |
| | For the year ended December 31, | | |
Derivatives not designated as hedging instruments	2023	2022	Location of (Loss)/Gain Recognized in Net (Loss)/Income
Commodity forward contracts	$ (2,762)	$ (3,350)	Other, net
Foreign currency forward contracts	$ 4,237	$ 4,324	Other, net

Credit risk related contingent features

We have agreements with our derivative counterparties that contain a provision whereby if we default on our indebtedness and repayment of the indebtedness has been accelerated by the lender, then we could also be declared in default on our derivative obligations.

As of December 31, 2023, the termination value of outstanding derivatives in a liability position, excluding any adjustment for non-performance risk, was $9.9 million. As of December 31, 2023, we have not posted any cash collateral related to these agreements. If we breach any of the default provisions on any of our indebtedness as described above, we could be required to settle our obligations under the derivative agreements at their termination values.

20. Segment Reporting

We present financial information for two reportable segments, Performance Sensing and Sensing Solutions. The Performance Sensing reportable segment consists of two operating segments, Automotive and HVOR, each of which meet the criteria for aggregation in FASB ASC Topic 280. The Sensing Solutions reportable segment is also an operating segment. Our operating segments are businesses that we manage as components of an enterprise, for which separate financial information is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and assess performance. Effective April 1, 2023, we moved our material handling products from the HVOR operating segment (in the Performance Sensing reportable segment) to the Sensing Solutions operating segment to align with new management reporting.

An operating segment's performance is primarily evaluated based on segment operating income, which excludes amortization of intangible assets, impairment of goodwill and other intangible assets, restructuring charges, certain costs associated with our strategic growth trend initiatives, and certain corporate costs or credits not associated with the operations of the segment, including share-based compensation expense and a portion of depreciation expense associated with assets recognized in connection with acquisitions. Corporate and other costs excluded from an operating (and reportable) segment's performance are separately stated below and also include costs that are related to functional areas such as finance, information technology, legal, and human resources. We believe that segment operating income, as defined above, is an appropriate measure for evaluating the operating performance of our segments. However, this measure should be considered in addition to, and not as a substitute for, or superior to, operating income or other measures of financial performance prepared in accordance with U.S. GAAP. The accounting policies of each of our operating and reportable segments are materially consistent with those described in *Note 2: Significant Accounting Policies*.

The Performance Sensing segment serves the automotive and HVOR industries through the development and manufacture of sensors, high-voltage solutions (i.e., electrical protection components), and other solutions that are used in mission-critical systems and applications. Examples include those used in subsystems of automobiles, on-road trucks, and off-road equipment, such as tire pressure monitoring, thermal management, electrical protection, regenerative braking, powertrain (engine/transmission), and exhaust management. These products are used in subsystems that, among other things, improve operating performance and efficiency and contribute to environmentally sustainable and safe solutions.

The Sensing Solutions segment primarily serves the industrial and aerospace industries through the development and manufacture of a broad portfolio of application-specific sensor and electrical protection products used in a diverse range of industrial markets, including the appliance, HVAC, water management, operator controls, charging infrastructure, renewable energy generation, green hydrogen production, and microgrid applications and markets, as well as the aerospace market, including commercial aircraft, defense, and aftermarket markets.

Some of the products and solutions the segment sells include pressure, temperature, and position sensors, motor and compressor protectors, high-voltage contactors, solid state relays, bimetal electromechanical controls, power inverters, charge controllers, battery management systems, operator controls, and power conversion systems. Sensing Solutions products perform many functions, including prevention of damage from excess heat or electrical current, optimization of system performance, low-power circuit control, renewable energy generation, and power conversion from direct current power to alternating current power.

The following table presents net revenue and segment operating income for the reportable segments and other operating results not allocated to the reportable segments for the years ended December 31, 2023, 2022, and 2021. The net revenue and segment operating income amounts previously reported in the table below for the years ended December 31, 2022 and 2021 have been retrospectively recast to reflect the move of the material handling products between operating segments as described above.

| | For the year ended December 31, | | |
	2023	2022	2021
Net revenue:			
Performance Sensing	$ 3,002,728	$ 2,920,393	$ 2,801,226
Sensing Solutions	1,051,355	1,108,869	1,019,580
Total net revenue	$ 4,054,083	$ 4,029,262	$ 3,820,806
Segment operating income (as defined above):			
Performance Sensing	$ 744,246	$ 728,308	$ 758,129
Sensing Solutions	299,032	323,347	312,293
Total segment operating income	1,043,278	1,051,655	1,070,422
Corporate and other	(633,242)	(294,429)	(288,111)
Amortization of intangible assets	(173,860)	(153,787)	(134,129)
Restructuring and other charges, net	(54,500)	66,700	(14,942)
Operating income	181,676	670,139	633,240
Interest expense	(182,184)	(195,565)	(182,582)
Interest income	31,324	16,746	3,291
Other, net	(12,974)	(94,618)	(40,032)
Income before taxes	$ 17,842	$ 396,702	$ 413,917

No customer exceeded 10% of our net revenue in any of the periods presented.

The following table presents net revenue by product category for the years ended December 31, 2023, 2022, and 2021:

| | Performance Sensing | Sensing Solutions | For the year ended December 31, | | |
			2023	2022	2021
Net revenue:					
Sensors	X	X	$ 2,991,525	$ 2,887,063	$ 2,952,485
Electrical protection	X	X	677,949	710,483	635,141
Other	X	X	384,609	431,716	233,180
Net revenue			$ 4,054,083	$ 4,029,262	$ 3,820,806

The following table presents depreciation and amortization expense for our reportable segments for the years ended December 31, 2023, 2022, and 2021:

| | For the year ended December 31, | | |
	2023	2022	2021
Depreciation and amortization:			
Performance Sensing	$ 100,012	$ 97,063	$ 91,591
Sensing Solutions	16,356	16,380	16,334
Corporate and other [(1)]	190,597	167,528	151,163
Total depreciation and amortization	$ 306,965	$ 280,971	$ 259,088

[(1)] Included within corporate and other is depreciation expense associated with the step-up in fair value of assets acquired in connection with a business combination (e.g., PP&E and inventories), amortization of intangible assets, and accelerated depreciation recognized in connection with restructuring actions. We do not allocate these amounts to our segments. This treatment is consistent with the financial information reviewed by our chief operating decision maker.

The following table presents total assets for our reportable segments as of December 31, 2023 and 2022:

| | As of December 31, | |
	2023	2022
Assets:		
Performance Sensing	$ 2,029,982	$ 1,747,768
Sensing Solutions	409,162	631,052
Corporate and other [(1)]	5,241,843	6,377,400
Total assets	$ 7,680,987	$ 8,756,220

_____

[(1)] The following is included within corporate and other as of December 31, 2023 and 2022: goodwill of $3,542.8 million and $3,911.2 million, respectively; other intangible assets, net of $883.7 million and $999.7 million, respectively; cash and cash equivalents of $508.1 million and $1,225.5 million, respectively; and PP&E, net of $50.5 million and $43.3 million, respectively. This treatment is consistent with the financial information reviewed by our chief operating decision maker.

The following table presents additions to PP&E and capitalized software for our reportable segments for the years ended December 31, 2023, 2022, and 2021:

| | For the year ended December 31, | | |
	2023	2022	2021
Additions to property, plant and equipment and capitalized software:			
Performance Sensing	$ 131,864	$ 110,101	$ 104,220
Sensing Solutions	20,878	19,681	20,559
Corporate and other	31,867	20,282	19,624
Total additions to property, plant and equipment and capitalized software	$ 184,609	$ 150,064	$ 144,403

Geographic Area Information

The following tables present net revenue by geographic area and by significant country for the years ended December 31, 2023, 2022, and 2021. In these tables, net revenue is aggregated according to the location of our subsidiaries.

| | For the year ended December 31, | | |
	2023	2022	2021
Net revenue:			
Americas	$ 1,825,012	$ 1,705,222	$ 1,450,658
Europe	1,066,100	1,045,031	1,003,204
Asia and rest of world	1,162,971	1,279,009	1,366,944
Net revenue	$ 4,054,083	$ 4,029,262	$ 3,820,806

| | For the year ended December 31, | | |
	2023	2022	2021
Net revenue:			
United States	$ 1,678,457	$ 1,563,616	$ 1,311,878
China	724,737	818,974	871,667
The Netherlands	904,176	810,069	621,658
Korea	168,600	159,239	191,045
United Kingdom	105,205	119,109	120,686
All other	472,908	558,255	703,872
Net revenue	$ 4,054,083	$ 4,029,262	$ 3,820,806

The following tables present PP&E, net, by geographic area and by significant country as of December 31, 2023 and 2022. In these tables, PP&E, net is aggregated based on the location of our subsidiaries.

	As of December 31,	
	2023	2022
Property, plant and equipment, net:		
Americas	$ 318,562	$ 283,189
Europe	158,445	168,271
Asia and rest of world	409,003	389,359
Property, plant and equipment, net	$ 886,010	$ 840,819

	As of December 31,	
	2023	2022
Property, plant and equipment, net:		
United States	$ 120,736	$ 111,270
China	305,647	294,408
Mexico	197,672	171,749
Bulgaria	119,413	127,171
United Kingdom	28,140	29,640
Malaysia	98,694	90,584
All other	15,708	15,997
Property, plant and equipment, net	$ 886,010	$ 840,819

21. Acquisitions and Divestitures

Acquisitions

The following discussion relates to our acquisitions during the year ended December 31, 2022. There were no acquisitions in the year ended December 31, 2023. Refer to *Note 11: Goodwill and Other Intangible Assets, Net* for additional discussion of our consolidated goodwill and other intangible assets, net balances.

Elastic M2M

On February 11, 2022, we acquired all of the equity interests of Elastic M2M, Inc. ("Elastic M2M") for an aggregate cash purchase price of $51.6 million, subject to certain post-closing items. In addition to the aggregate cash purchase price, the previous shareholders of Elastic M2M were entitled to up to $30.0 million of additional acquisition-related incentive compensation, which was pending the completion of certain technical milestones in fiscal year 2022 and achievement of financial targets in fiscal years 2022 and 2023. All technical milestones were completed in fiscal year 2022. In the years ended December 31, 2023 and 2022, we recognized $5.3 million and $24.7 million of that acquisition-related incentive compensation in restructuring and other charges, net.

Elastic M2M is an innovator of connected intelligence for operational assets across heavy-duty transport, warehouse, supply chain and logistics, industrial, light-duty passenger car, and a variety of other industry segments. Elastic M2M primarily serves telematics service providers and resellers, enabling them to leverage Elastic M2M's cloud platform and analytics capabilities to deliver sensor-based operational insights to their end users. This acquisition augments our cloud capabilities critical to delivering actionable sensor-based insights. We are integrating Elastic M2M into the Performance Sensing reportable segment.

The allocation of the purchase price related to this acquisition was finalized in the three months ended March 31, 2023. The following table summarizes the final allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Net working capital, excluding cash	$	35
Goodwill		28,211
Other intangible assets		27,700
Deferred income tax liabilities		(5,925)
Fair value of net assets acquired, excluding cash and cash equivalents		50,021
Cash and cash equivalents		1,597
Fair value of net assets acquired	$	51,618

The goodwill recognized as a result of this acquisition represents future economic benefits expected to arise from synergies from combining operations and the extension of existing customer relationships. The goodwill recognized in this acquisition will not be deductible for tax purposes.

In connection with the allocation of purchase price to the assets acquired and liabilities assumed, we identified certain definite-lived intangible assets. The following table presents the acquired intangible assets, their estimated fair values, and weighted-average lives:

	Acquisition Date Fair Value		Weighted-Average Lives (years)
Acquired definite-lived intangible assets			
Customer relationships	$	17,500	13
Completed technologies		10,200	10
Total definite-lived intangible assets acquired	$	27,700	12

The definite-lived intangible assets were valued using the income approach. We primarily used the relief-from-royalty method to value completed technologies, and we used the multi-period excess earnings method to value customer relationships. These valuation methods incorporate assumptions including expected discounted future net cash flows resulting from either the future estimated after-tax royalty payments avoided as a result of owning the completed technologies or the future earnings related to existing customer relationships.

Dynapower

On July 12, 2022, we completed the acquisition of all of the equity interests of DP Acquisition Corp ("Dynapower"), a leader in power conversion systems, including inverters, converters, and rectifiers, for renewable energy generation, green hydrogen production, electric vehicle charging stations, and microgrid applications, as well as industrial and defense applications, for an aggregate cash purchase price of $577.5 million, subject to certain post-closing items. Dynapower also provides aftermarket sales and service to maintain its equipment in the field. Dynapower is a foundational addition to our Clean Energy Solutions strategy and complements our recent acquisitions of GIGAVAC, Lithium Balance, and Spear. We are integrating Dynapower into our Sensing Solutions reportable segment.

We recorded measurement period adjustments in the three months ended June 30, 2023 that predominantly reflected an updated valuation of definite-lived intangible assets. Accordingly, definite-lived intangible assets in the three months ended June 30, 2023 increased $57.2 million (primarily customer relationships). Along with other adjustments, including the associated deferred income tax liability on acquired intangibles, goodwill decreased $41.0 million as a result of these adjustments. Other measurement period adjustments recorded in the year ended December 31, 2023 were not material.

The allocation of the purchase price related to this acquisition was finalized in the three months ended September 30, 2023. The following table summarizes the final allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed:

Net working capital, excluding cash	$	9,958
Property, plant and equipment		1,846
Goodwill		379,823
Other intangible assets		221,600
Other assets		1,656
Deferred income tax liabilities		(40,785)
Other liabilities		(1,035)
Fair value of net assets acquired, excluding cash and cash equivalents		573,063
Cash and cash equivalents		4,410
Fair value of net assets acquired	$	577,473

The goodwill recognized as a result of this acquisition represents future economic benefits expected to arise from synergies from combining operations and the extension of existing customer relationships. The goodwill recognized in this acquisition will not be deductible for tax purposes.

In connection with the allocation of purchase price to the assets acquired and liabilities assumed, we identified certain definite-lived intangible assets. The following table presents the acquired intangible assets, their estimated fair values, and weighted-average lives:

	Acquisition Date Fair Value		Weighted-Average Lives (years)
Acquired definite-lived intangible assets			
Customer relationships	$	79,800	16
Backlog		15,500	3
Completed technologies		92,100	15
Tradenames		34,200	18
Total definite-lived intangible assets acquired	$	221,600	15

The definite-lived intangible assets were valued using the income approach. We primarily used the relief-from-royalty method to value completed technologies and tradenames, and we used the multi-period excess earnings method to value customer relationships. These valuation methods incorporate assumptions including expected discounted future net cash flows resulting from either the future estimated after-tax royalty payments avoided as a result of owning the completed technologies or the future earnings related to existing customer relationships.

Divestiture - Qinex Business

On May 27, 2022, we executed an asset purchase agreement (the "APA") whereby we agreed to sell the Qinex Business to LTI Holdings, Inc. ("LTI") in exchange for consideration of approximately $219.0 million, subject to working capital and other adjustments. Concurrent with the execution of the APA, the parties entered into a Contract Manufacturing Agreement ("CMA") and a Transition Services Agreement ("TSA"), each for nominal consideration.

The CMA commenced at closing of the transaction ("Closing") and had a term of either six or nine months, depending on the manufacturing site. LTI also had the option of extending each contract for an additional three months. The period from Closing to the end of the CMA term (including extensions, if any) is referred to as the "Transition Period." The terms of the CMA required that we provide manufacturing and distribution services for the Transition Period. The TSA commenced at Closing and had a term that varied depending on the nature of the support services, ranging from one month to the entirety of the Transition Period. The terms of the TSA required that we provide various forms of commercial, operational, and back-office support to LTI. The Transition Period ended in the three months ended March 31, 2023.

Closing occurred in July 2022, at which time assets of approximately $70 million (including allocated goodwill of $45 million) and liabilities of approximately $2 million transferred to LTI. Transferred assets and liabilities excluded inventories and accounts payable, which transferred to LTI at the end of the Transition Period. We received cash consideration of $198.8 million at Closing. Cash consideration received at Closing excluded amounts held in escrow until various milestones were met through the Transition Period. We received an additional $5.0 million in August 2022 following fulfillment of a portion of our TSA obligations. In the three months ended June 30, 2023, we received an escrow payment of $15.0 million, which included $10.0 million (presented in cash flows from operating activities) related to the transfer of inventory. Approximately $4.0 million remains in escrow as of December 31, 2023.

In the twelve months ended December 31, 2022, we recognized a pre-tax gain of approximately $135.1 million and transaction-related charges of approximately $8.2 million related to this transaction. The gain on sale and transaction-related charges are each presented in restructuring and other charges, net in our consolidated statements of operations for the year ended December 31, 2022. Refer to *Note 5: Restructuring and Other Charges, Net* for additional information.

The Qinex Business manufactured semiconductor burn-in test sockets and thermal control solutions and was formed through the combination of Sensata's semiconductor interconnect business with Wells-CTI in 2012. The Qinex Business was included in our Sensing Solutions segment (and Industrial Solutions reporting unit). We allocated goodwill to the Qinex Business based on its fair value relative to the total fair value of the Industrial Solutions reporting unit.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

SENSATA TECHNOLOGIES HOLDING PLC
(Parent Company Only)
Balance Sheets
(In thousands)

	As of December 31,			
	2023		**2022**	
Assets				
Current assets:				
Cash and cash equivalents	$	328	$	1,227
Accounts receivable from subsidiaries		11,394		8,291
Notes receivable from subsidiaries		135,003		203,844
Prepaid expenses and other current assets		1,797		1,998
Total current assets		148,522		215,360
Deferred income tax assets		343		436
Investment in subsidiaries		2,971,636		2,911,358
Total assets	$	3,120,501	$	3,127,154
Liabilities and shareholders' equity				
Current liabilities:				
Accounts payable	$	694	$	1,075
Accounts payable to subsidiaries		7,446		13,814
Intercompany interest payable		1,111		—
Accrued expenses and other current liabilities		2,376		1,458
Total current liabilities		11,627		16,347
Long-term intercompany debt		112,598		—
Total liabilities		124,225		16,347
Total shareholders' equity		2,996,276		3,110,807
Total liabilities and shareholders' equity	$	3,120,501	$	3,127,154

The accompanying notes are an integral part of these condensed financial statements.

SENSATA TECHNOLOGIES HOLDING PLC
(Parent Company Only)
Statements of Comprehensive Income
(In thousands)

| | For the year ended December 31, | | |
	2023	2022	2021
Net revenue	$ —	$ —	$ —
Operating costs and expenses	14,709	15,489	13,687
Loss from operations	(14,709)	(15,489)	(13,687)
Intercompany dividend income	—	400,000	200,000
Intercompany interest income/(expense), net	6,537	140	(315)
Other intercompany, net	(14)	859	—
Other, net	(3,683)	141	(215)
Net (loss)/income before income taxes and equity in net income of subsidiaries	(11,869)	385,651	185,783
Benefit from income taxes	2,473	2,738	2,134
Net (loss)/income before equity in net income of subsidiaries	(9,396)	388,389	187,917
Equity in net income/(loss) of subsidiaries, net of tax	5,487	(77,704)	175,663
Net (loss)/income	(3,909)	310,685	363,580
Subsidiaries' other comprehensive income	26,226	3,296	29,975
Comprehensive income	$ 22,317	$ 313,981	$ 393,555

The accompanying notes are an integral part of these condensed financial statements.

SENSATA TECHNOLOGIES HOLDING PLC
(Parent Company Only)
Statements of Cash Flows
(In thousands)

	For the year ended December 31,		
	2023	**2022**	**2021**
Net cash used in operating activities	$ (15,510)	$ (9,455)	$ (15,959)
Cash flows from investing activities:			
Intercompany loans	112,598	—	(224,972)
Cash dividends received from subsidiary	—	400,000	200,000
Net cash provided by/(used in) investing activities	112,598	400,000	(24,972)
Cash flows from financing activities:			
Proceeds from exercise of stock options and issuance of ordinary shares	5,346	22,803	26,290
Proceeds from/(payments on) intercompany borrowings	68,888	(62,108)	72,726
Dividends paid	(71,543)	(51,072)	—
Payments to repurchase ordinary shares	(88,398)	(292,274)	(47,843)
Payments of employee restricted stock tax withholdings	(12,280)	(8,525)	(9,048)
Net cash (used in)/provided by financing activities	(97,987)	(391,176)	42,125
Net change in cash and cash equivalents	(899)	(631)	1,194
Cash and cash equivalents, beginning of year	1,227	1,858	664
Cash and cash equivalents, end of year	$ 328	$ 1,227	$ 1,858

The accompanying notes are an integral part of these condensed financial statements.

1. Basis of Presentation and Description of Business

Sensata Technologies Holding plc (Parent Company)—Schedule I—Condensed Financial Information of Sensata Technologies Holding plc ("Sensata plc"), included in this Annual Report on Form 10-K (this "Report"), provides all parent company information that is required to be presented in accordance with the U.S. Securities and Exchange Commission ("SEC") rules and regulations for financial statement schedules. The accompanying condensed financial statements have been prepared in accordance with the reduced disclosure requirements permitted by the SEC. These condensed financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto of Sensata plc and subsidiaries (the "Consolidated Financial Statements"), which are included elsewhere in this Report.

Investments in subsidiaries are accounted for using the equity method of accounting. The income and losses attributable to subsidiaries is reported on a net basis as equity income in earnings of subsidiaries.

All U.S. dollar amounts presented except per share amounts are stated in thousands, unless otherwise indicated.

2. Debt

Sensata plc conducts limited separate operations and acts primarily as a holding company. Sensata plc has no direct outstanding debt obligations. However, Sensata Technologies B.V., an indirect, wholly-owned subsidiary of Sensata plc, is limited in its ability to pay dividends or otherwise make distributions to its immediate parent company and, ultimately, to Sensata plc, under its Senior Secured Credit Facilities and the indentures governing its senior notes. For a discussion of the debt obligations of the subsidiaries of Sensata plc, refer to *Note 14: Debt* of the Consolidated Financial Statements included elsewhere in this Report.

3. Commitments and Contingencies

For a discussion of the commitments and contingencies of the subsidiaries of Sensata plc, refer to *Note 15: Commitments and Contingencies* of the Consolidated Financial Statements included elsewhere in this Report.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance at the Beginning of the Period	Additions Charged, Net of Reversals, to Expenses/ Against Revenue	Deductions	Balance at the End of the Period
For the year ended December 31, 2023				
Accounts receivable allowances	$ 24,246	$ 9,027	$ (4,293)	$ 28,980
For the year ended December 31, 2022				
Accounts receivable allowances	$ 17,003	$ 8,531	$ (1,288)	$ 24,246
For the year ended December 31, 2021				
Accounts receivable allowances	$ 19,033	$ (813)	$ (1,217)	$ 17,003

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

As disclosed in our Current Report on Form 8-K filed on February 27, 2023, we engaged Deloitte & Touche LLP, ("Deloitte"), as our new independent registered public accounting firm, effective February 23, 2023, to audit our financial statements starting with the fiscal year ending December 31, 2023, and dismissed Ernst & Young LLP, ("E&Y"), as our independent registered accounting firm. The decision to change our independent registered accounting firm was approved by the Audit Committee of the Board.

During the fiscal years ending December 31, 2021 and December 31, 2022, as well as during the subsequent interim period through February 23, 2023, there were (1) no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreements in connection with its reports, and (2) no events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

The required certifications of our Chief Executive Officer and Chief Financial Officer are included as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K. The disclosures set forth in this Item 9A contain information concerning the evaluation of our disclosure controls and procedures, management's report on internal control over financial reporting, and changes in internal control over financial reporting referred to in these certifications. These certifications should be read in conjunction with this Item 9A for a more complete understanding of the matters covered by the certifications.

Evaluation of Disclosure Controls and Procedures

With the participation of our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the United States Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were not effective at the reasonable assurance level because of the existence of material weaknesses as described in Management's Report on Internal Control over Financial Reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Although these material weaknesses did not result in a material misstatement to our consolidated financial statements, they have been identified as material weaknesses because there is a possibility that they could lead to a material misstatement of account balances or disclosures.

Management's Report on Internal Control Over Financial Reporting

Management of Sensata Technologies Holding plc (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management, Board of Directors, and shareholders regarding the preparation and fair presentation of the Company's published financial statements in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

There are inherent limitations to the effectiveness of any system of internal control over financial reporting. Accordingly, even an effective system of internal control over financial reporting can only provide reasonable assurance with respect to financial statement preparation and presentation in accordance with accounting principles generally accepted in the United States of America. Our internal controls over financial reporting are subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in May 2013.

Based on the results of this assessment, management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2023, the Company's internal control over financial reporting was not effective due to the identification of the material weaknesses described below.

As of December 31, 2023, the Company identified material weaknesses in maintaining an appropriate internal control environment. The Company did not specify objectives with sufficient clarity to enable an appropriate level of risk assessment and monitoring. Additionally, the Company's control activities did not adequately and consistently establish policies, procedures, information protocols and communications to design and operate effective controls, due in part, to a lack of appropriate accounting personnel, impacting areas such as inventory and account reconciliation processes in our Americas Accounting and Shared Services teams located in Mexico.

These material weaknesses did not result in a material misstatement to the Company's consolidated financial statements.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has also issued an audit report on the Company's internal control over financial reporting, which is included elsewhere in this Annual Report on Form 10-K.

Swindon, United Kingdom

February 29, 2024

Changes in Internal Control over Financial Reporting

Other than the material weaknesses noted above, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth quarter of the year ended December 31, 2023 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Material Weakness Remediation Plan

Management is in the process of developing a remediation plan, which could include:

- The engagement of third-party consultants to evaluate and help formalize internal controls design and framework;

- The completion of a risk assessment to determine areas within the internal control structure to strengthen, document and execute.

- The augmentation, reorganization or replacement of personnel where necessary to ensure appropriate levels of knowledge and execution to support internal control structure assessment, design and execution.

Management is committed to the remediation of these material weaknesses and expects to successfully implement enhanced control processes. However, as management continues to evaluate and work to improve our internal control over financial reporting, it may determine that additional measures to address control deficiencies or modifications to the remediation plan are necessary. Therefore, management cannot assure you when these material weaknesses will be remediated, that additional actions will not be required to remediate the material weaknesses, or the costs of any such additional actions.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Sensata Technologies Holding plc

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sensata Technologies Holding plc and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 29, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment: The Company identified material weaknesses in maintaining an appropriate internal control environment. The Company did not specify objectives with sufficient clarity to enable an appropriate level of risk assessment and monitoring. Additionally, the Company's control activities did not adequately and consistently establish policies, procedures, information protocols and communications to design and operate effective controls, due in part, to a lack of appropriate accounting personnel, impacting areas such as inventory and account reconciliation processes in the Americas Accounting and Shared Services teams located in Mexico. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2023, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

February 29, 2024

ITEM 9B.   OTHER INFORMATION

On November 7, 2023, Paul Vasington retired as Executive Vice President, Chief Financial Officer and ceased being an officer for purposes of Section 16 of the Exchange Act. On November 16, 2023, Mr. Vasington's "Rule 10b5-1 trading arrangement" as such term is defined in Item 408(a) of Regulation S-K, entered on March 1, 2023, was terminated.

On November 9, 2023, Jeff Cote, Chief Executive Officer and President, an officer for purposes of Section 16 of the Exchange Act, entered into a "Rule 10b5-1 trading arrangement" as such term is defined in Item 408(a) of Regulation S-K. This arrangement was entered into during an open trading window and provides for the potential sale of up to 100,000 ordinary shares contingent on attainment of certain price per share of our common stock. The earliest sell date is February 7, 2024 and the plan will terminate upon the earlier of June 30, 2025 or the date all ordinary shares under the plan are sold. In addition, Mr. Cote may terminate the plan at any time.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules, and regulations. As part of this commitment, we have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities all employees, officers, directors, consultants, and contractors of or to Sensata and its subsidiaries, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Report.

Other information required by this Item 10 is incorporated herein by reference from the Definitive Proxy Statement of Sensata Technologies Holding plc (the "Company"), to be filed with the United States ("U.S.") Securities and Exchange Commission (the "SEC") within 120 days of the Company's fiscal year ended December 31, 2023.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference from the Company's Definitive Proxy Statement, to be filed with the SEC within 120 days of the Company's fiscal year ended December 31, 2023.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference from the Company's Definitive Proxy Statement, to be filed with the SEC within 120 days of the Company's fiscal year ended December 31, 2023.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference from the Company's Definitive Proxy Statement, to be filed with the SEC within 120 days of the Company's fiscal year ended December 31, 2023.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference from the Company's Definitive Proxy Statement, to be filed with the SEC within 120 days of the Company's fiscal year ended December 31, 2023.

ITEM 15.   **EXHIBITS, FINANCIAL STATEMENT SCHEDULES**

(a)

1. **Financial Statements** — See "Financial Statements" under Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

2. **Financial Statement Schedules —** See "Financial Statement Schedules" under Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

3. **Exhibits**

EXHIBIT INDEX

3.1	Articles of Association of Sensata Technologies Holding plc (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed on March 28, 2018).
4.1	Indenture, dated as of October 14, 2014, among Sensata Technologies B.V., the Guarantors named therein, and The Bank of New York Mellon, as Trustee, together with all supplemental indentures relating thereto entered into through February 13, 2023 (incorporated by reference to Exhibit 4.3 of the Registrant's Annual Report on Form 10-K filed on February 13, 2023).
4.2	Form of 5.625% Senior Note due 2024 (included as Exhibit A to Exhibit 4.1).
4.3	Indenture, dated as of March 26, 2015, among Sensata Technologies B.V., the Guarantors named therein, and The Bank of New York Mellon, as Trustee, together with all supplemental indentures relating thereto entered into through February 13, 2023 (incorporated by reference to Exhibit 4.5 of the Registrant's Annual Report on Form 10-K filed on February 13, 2023).
4.4	Form of 5.0% Senior Notes due 2025 (included as Exhibit A to Exhibit 4.3).
4.5	Indenture, dated as of September 20, 2019, among Sensata Technologies, Inc., the Guarantors named therein, and The Bank of New York Mellon, as Trustee, together with all supplemental indentures relating thereto entered into through February 13, 2023 (incorporated by reference to Exhibit 4.7 of the Registrant's Annual Report on Form 10-K filed on February 13, 2023).
4.6	Form of 4.375% Senior Notes due 2030 (included as Exhibit A to Exhibit 4.5).
4.7	Description of Sensata Technologies Holding plc Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.15 of the Registrant's Annual Report on Form 10-K filed on February 11, 2020).
4.8	Indenture, dated as of August 17, 2020, among Sensata Technologies, Inc., the Guarantors named therein, and The Bank of New York Mellon, as the Trustee, together with all supplemental indentures relating thereto entered into through February 13, 2023 (incorporated by reference to Exhibit 4.10 of the Registrant's Annual Report on Form 10-K filed on February 13, 2023).
4.9	Form of 3.750% Senior Notes due 2031 (included as Exhibit A to Exhibit 4.8).
4.10	Indenture dated as of March 29, 2021 among Sensata Technologies B.V., the Guarantors named therein, and The Bank of New York Mellon as Trustee, together with all supplemental indentures relating thereto entered into through February 13, 2023 (incorporated by reference to Exhibit 4.12 of the Registrant's Annual Report on Form 10-K filed on February 13, 2023).
4.11	Form of 4.0% Senior Notes due 2029 (included as Exhibit A to Exhibit 4.10).
4.12	Indenture, dated as of August 29, 2022, among Sensata Technologies B.V., the Guarantors named therein, and the Bank of New York Mellon, as Trustee, together with all supplemental indentures relating thereto entered into through February 13, 2023 (incorporated by reference to Exhibit 4.14 of the Registrant's Annual Report on Form 10-K filed on February 13, 2023.
4.13	Form of 5.875% Senior Notes due 2030 (included as Exhibit A to Exhibit 4.12).
10.1	Cross-License Agreement, dated April 27, 2006, among Texas Instruments Incorporated, Sensata Technologies B.V. and Potazia Holding B.V. (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-4 of Sensata Technologies B.V. filed on December 29, 2006, Commission File Number 333-139739).

10.2	Credit Agreement, dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., Morgan Stanley Senior Funding, Inc., as administrative agent, the initial l/c issuer and initial swing line lender named therein, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on May 17, 2011, Commission File Number 001-34652).
10.3	Domestic Guaranty, dated as of May 12, 2011, made by each of Sensata Technologies Finance Company, LLC, Sensata Technologies, Inc., Sensata Technologies Massachusetts, Inc. and each of the Additional Guarantors from time to time made a party thereto in favor of the Secured Parties (as defined therein) (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on May 17, 2011, Commission File Number 001-34652).
10.4	Guaranty, dated as of May 12, 2011, made by Sensata Technologies B.V. in favor of the Secured Parties (as defined therein) (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on May 17, 2011, Commission File Number 001-34652).
10.5	Foreign Guaranty, dated as of May 12, 2011, made by each of Sensata Technologies Holding Company US B.V., Sensata Technologies Holland, B.V., Sensata Technologies Holding Company Mexico, B.V., Sensata Technologies de México, S. de R.L. de C.V., Sensata Technologies Japan Limited, Sensata Technologies Malaysia Sdn. Bhd. and each of the Additional Guarantors from time to time made a party thereto in favor of the Secured Parties (as defined therein) (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed on May 17, 2011, Commission File Number 001-34652).
10.6	Patent Security Agreement, dated as of May 12, 2011, made by each of Sensata Technologies Finance Company, LLC, Sensata Technologies, Inc. and Sensata Technologies Massachusetts, Inc. to Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K filed on May 17, 2011, Commission File Number 001-34652).
10.7	Trademark Security Agreement, dated as of May 12, 2011, made by each of Sensata Technologies Finance Company, LLC, Sensata Technologies, Inc. and Sensata Technologies Massachusetts, Inc. to Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.6 of the Registrant's Current Report on Form 8-K filed on May 17, 2011, Commission File Number 001-34652).
10.8	Domestic Pledge Agreement, dated as of May 12, 2011, made by each of Sensata Technologies B.V. and Sensata Technologies Holding Company US B.V. to Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.7 of the Registrant's Current Report on Form 8-K filed on May 17, 2011, Commission File Number 001-34652).
10.9	Domestic Security Agreement, dated as of May 12, 2011, made by each of Sensata Technologies Finance Company, LLC, Sensata Technologies, Inc. and Sensata Technologies Massachusetts, Inc. to Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.8 of the Registrant's Current Report on Form 8-K filed on May 17, 2011, Commission File Number 001-34652).
10.10	Form of Director Options Agreement (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2012, Commission File No. 001-34652).†
10.11	Amendment No. 1 to Credit Agreement dated as of December 6, 2012, to the Credit Agreement dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc., and Barclays Bank PLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on December 10, 2012, Commission File No. 001-34652).
10.12	Amendment No. 2 to Credit Agreement dated as of December 11, 2013, to the Credit Agreement dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, and Morgan Stanley Senior Funding, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on December 11, 2013, Commission File No. 001-34652).
10.13	Employment Agreement, entered into on February 4, 2014 between Sensata Technologies, Inc. and Paul S. Vasington (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on February 4, 2014, Commission File No. 001-34652).†‡
10.14	Amendment No. 3 to Credit Agreement dated as of October 14, 2014, to the Credit Agreement dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Barclays Bank PLC and the other lenders party thereto, and Morgan Stanley Senior Funding, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on October 17, 2014, Commission File No. 001-34652).

10.15	Amendment No. 4 to Credit Agreement, dated as of November 4, 2014, to the Credit Agreement, dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on November 10, 2014, Commission File No. 001-34652).
10.16	Amendment No. 5 to Credit Agreement, dated as of March 26, 2015, to the Credit Agreement dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on April 1, 2015).
10.17	Amendment No. 6 to Credit Agreement dated as of May 11, 2015, to the Credit Agreement dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., Morgan Stanley Senior Funding, Inc. and Barclays Bank PLC as joint lead arrangers and bookrunners, Morgan Stanley Senior Funding, Inc. as administrative agent on behalf of the lenders party to the Credit Agreement, and the lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on May 14, 2015).
10.18	Amendment No. 7 to Credit Agreement, dated as of September 29, 2015, to the Credit Agreement, dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on October 2, 2015).
10.19	Amendment No. 8 to Credit Agreement, dated as of November 7, 2017, to the Credit Agreement, dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on November 14, 2017).
10.20	Sensata Technologies Holding plc First Amended and Restated 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 28, 2018). †
10.21	Amendment No. 9 to Credit Agreement, dated as of March 27, 2019, to the Credit Agreement, dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC, Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on April 2, 2019, Commission File Number 001-34652).
10.22	Technical Amendment to Credit Agreement dated as of June 13, 2019, to the Credit Agreement dated as of May 12, 2011, by and among Sensata Technologies B.V., Sensata Technologies Finance Company, LLC and Morgan Stanley Senior Funding, Inc. as administrative agent on behalf of the lenders party to the Credit Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on July 30, 2019).
10.23	Amendment No. 10 to Credit Agreement and Amendment No. 1 to Domestic Guaranty and Foreign Guaranty, dated as of September 20, 2019, by and among Sensata Technologies, Inc., Sensata Technologies Intermediate Holding B.V., Sensata Technologies B.V., the other guarantors party thereto, Morgan Stanley Senior Funding, Inc., and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on September 26, 2019).
10.24	Third Amended and Restated Employment Agreement between Jeffrey Cote and Sensata Technologies, Inc., dated March 1, 2020 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2020).†
10.25	Amendment to Martha Sullivan Award Agreements with Sensata Technologies Holding plc, dated February 29, 2020 (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2020).†
10.26	Amended and Restated Employment Agreement between Vineet Nargolwala and Sensata Technologies, Inc., dated March 5, 2020 (incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2020).†
10.27	Amended and Restated Employment Agreement between Hans Lidforss and Sensata Technologies, Inc., dated March 5, 2020 (incorporated by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q filed on April 29, 2020).†
10.28	Employment Agreement between Lynne Caljouw and Sensata Technologies, Inc., dated June 15, 2020 (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed on July 28, 2020).†

10.29	Securities Purchase Agreement, dated February 11, 2021, by and among Xirgo Technologies Intermediate Holdings, LLC, Xirgo Holdings, Inc., the Persons, Sellers, and Option Holder Identified Herein, Sensata Technologies, Inc., and the Seller Representative Identified Herein (incorporated by reference to Exhibit 10.42 of the Registrant's Annual Report on Form 10-K filed on February 12, 2021).
10.30	Sensata Technologies Holding plc 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2021).†
10.31	Form of Award Agreement for Restricted Stock Units for Directors under the Sensata Technologies Holding plc 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed on July 27, 2021).†
10.32	Employment agreement between Juan Picon and Sensata Technologies, Inc., dated December 1, 2021 (incorporated by reference to Exhibit 10.41 of the Registrant's Annual Report on Form 10-K filed on February 10, 2022). †
10.33	Stock Purchase Agreement between Dynapower Holdings, LLC and Sensata Technologies, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on April 26, 2022).
10.34	Form of Award Agreement for Restricted Stock Units for Named Executive Officers under the Sensata Technologies Holding plc 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed on April 26, 2022). †
10.35	Form of Award Agreement for Performance Restricted Stock Units for Named Executive Officers under the Sensata Technologies Holding plc 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q filed on April 26, 2022). †
10.36	Second Amended and Restated Employment Agreement between George Verras and Sensata Technologies, Inc., dated May 1, 2022 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on August 1, 2022). †
10.37	Amendment No. 11 to Credit Agreement and Amendment No. 2 to Foreign Guaranty, dated as of June 23, 2022, by and among Sensata Technologies, Inc., Sensata Technologies Intermediate Holding B.V., the other Guarantors party thereto, Morgan Stanley Senior Funding, Inc., as the Administrative Agent, an L/C Issuer and the Swing Line Lender, and the Revolving Credit Lenders and other L/C Issuers party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on June 29, 2022).
10.38	Amendment No. 12 to Credit Agreement, dated as of January 4, 2023, to the Credit Agreement, dated as of May 12, 2011, by and among Sensata Technologies Inc., Sensata Technologies Intermediate Holding B.V., the subsidiary guarantors party thereto, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto (incorporated by reference to Exhibit 10.42 of the Registrant's Annual Report on Form 10-K filed on February 13, 2023.
10.39	Separation and Release of Claims Agreement between Juan Picon and STI dated March 17, 2023 (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on March 17, 2023). †
10.40	Employment agreement between Jennifer Slater and Sensata Technologies, Inc., dated April 1, 2023 (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed on May 2, 2023).†
10.41	Employment agreement between Brian Wilkie and Sensata Technologies, Inc., dated April 1, 2023. (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q filed on May 2, 2023).†
10.42	Amended and Restated Employment agreement between Lynne Caljouw and Sensata Technologies, Inc., dated January 1, 2023 (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q filed on May 2, 2023).†
10.43	Form of Award Agreement for Performance Restricted Stock Units for Named Executive Officers under the Sensata Technologies Holding plc 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q filed on May 2, 2023).†
10.44	Separation and Release of Claims Agreement between Hans Lidforss and Sensata Technologies, Inc., dated April 28, 2023 (incorporated by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q filed on May 2, 2023).†

10.45	Amendment No. 13 to Credit Agreement and Amendment No. 3 to Foreign Guaranty, dated as of August 22, 2023, by and among Sensata Technologies, Inc., Sensata Technologies Intermediate Holding B.V., Sensata Technologies B.V., the other Guarantors party thereto, Morgan Stanley Senior Funding, Inc., as the Administrative Agent, an L/C Issuer and the Swing Line Lender, and the Revolving Credit Lenders and other L/C Issuers party thereto (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on August 28, 2023).
10.46	Letter Agreement, dated October 26, 2023, between Paul S. Vasington and Sensata Technologies, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on October 31, 2023).†
10.47	Employment Agreement, dated October 26, 2023, between Brian K. Roberts and Sensata Technologies, Inc. (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on October 31, 2023).†
16.1	Ernst & Young LLP letter to the U.S. Securities and Exchange Commission dated February 27, 2023 (incorporated by reference to exhibit 16.1 of the Registrant's Current Report on Form 8-K filed on February 27, 2023)
19.1	Sensata Technologies Holding plc Insider Trading Policy. *
21.1	Subsidiaries of Sensata Technologies Holding plc. *
23.1	Consent of Deloitte & Touche LLP. *
23.2	Consent of Ernst & Young LLP. *
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
97.1	Sensata Technologies Holding plc Clawback Policy. *
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document. *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document. *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document. *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document. *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document. *
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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*   Filed herewith.

†   Indicates management contract or compensatory plan, contract or arrangement.

‡   There have been non-material modifications to this contract since inception

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SENSATA TECHNOLOGIES HOLDING PLC

/s/ JEFF COTE

By: **Jeff Cote**

Its: **Chief Executive Officer and President**

Date: February 29, 2024


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ JEFF COTE Jeff Cote	Chief Executive Officer, President, and Director *(Principal Executive Officer)*	February 29, 2024
/s/ BRIAN ROBERTS Brian Roberts	Executive Vice President and Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	February 29, 2024
/s/ ANDREW TEICH Andrew Teich	Chairman of the Board of Directors	February 29, 2024
/s/ JOHN ABSMEIER John Absmeier	Director	February 29, 2024
/s/ DANIEL BLACK Daniel Black	Director	February 29, 2024
/s/ LORRAINE BOLSINGER Lorraine Bolsinger	Director	February 29, 2024
/s/ CONSTANCE SKIDMORE Constance Skidmore	Director	February 29, 2024
/s/ STEVEN SONNENBERG Steven Sonnenberg	Director	February 29, 2024
/s/ MARTHA SULLIVAN Martha Sullivan	Director	February 29, 2024
/s/ JUGAL VIJAYVARGIYA Jugal Vijayvargiya	Director	February 29, 2024
/s/ STEPHEN ZIDE Stephen Zide	Director	February 29, 2024
/s/ JEFF COTE Jeff Cote	Authorized Representative in the United States	February 29, 2024

Corporate Information

MANAGEMENT TEAM

Jeffrey J. Cote
Chief Executive Officer
and President

Lynne J. Caljouw
Executive Vice President and
Chief Administrative Officer

Brian Roberts
Executive Vice President and
Chief Financial Officer

Jennifer Slater
Executive Vice President,
Performance Sensing

George Verras
Executive Vice President,
Chief Technology Officer

Brian Wilkie
Executive Vice President,
Sensing Solutions

Jing Chang
Senior Vice President, Asia,
Performance Sensing and
Sensing Solutions

David Stott
Senior Vice President,
General Counsel

Kok Joon Wong
Senior Vice President,
Operational Excellence

BOARD OF DIRECTORS

Andrew C. Teich [3,5]
Chairman of the Board
Sensata Technologies,
Retired President and CEO
FLIR Systems

Jeffrey J. Cote
Chief Executive Officer and President
Sensata Technologies

John P. Absmeier [1,5]
Chief Technology Officer
Woven Planet Holdings, Inc.

Daniel L. Black [1,2,4]
Managing Partner
The Wicks Group

Lorraine A. Bolsinger [2,3,4]
Retired Executive
General Electric Company

John Mirshekari [4,5]
Founder and Managing Partner
M Partners

Constance E. Skidmore [1,2,3]
Retired Partner
PricewaterhouseCoopers

Steven A. Sonnenberg [1,5]
Retired Executive
Emerson Electric Co.

Martha N. Sullivan [5]
Retired CEO
Sensata Technologies

Jugal Vijayvargiya [2,3]
President and Chief Executive Officer
Materion Corporation

Stephen M. Zide [4]
Former Senior Advisor
Bain Capital

STOCKHOLDER INFORMATION

Corporate Headquarters
Interface House
Interface Business Park
Bincknoll Lane
Royal Wootton Bassett
Swindon, Wiltshire SN4 8SY
United Kingdom

U.S. Headquarters
529 Pleasant Street
Attleboro, MA 02703
Telephone: 508-236-3800
Web: www.sensata.com

Investor Relations
Sensata Technologies
529 Pleasant Street
Attleboro, MA 02703
Email: investors@sensata.com

Independent Auditors
Deloitte
Boston, Massachusetts

Stock Listing
Sensata Technologies
Common stock is traded on the NYSE
under symbol "ST"

Transfer Agent
Computershare
PO Box 505000
Louisville, KY 40233-5000
Telephone: 866-644-4127
Web: www.computershare.com

The 2023 Annual Report, Form 10-K
and other investor information can be
viewed at www.sensata.com

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[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Nominating and Governance Committee
[4] Member of the Finance Committee
[5] Member of the Growth and Innovation Committee

sensata.com



Helping our customers and partners safely deliver a cleaner, more efficient, and electrified world.

CORPORATE HEADQUARTERS

Interface House, Interface Business Park
Bincknoll Lane
Royal Wootton Bassett
Swindon, Wiltshire SN4 8SY
United Kingdom

U.S. HEADQUARTERS

Sensata Technologies
529 Pleasant Street
Attleboro, MA 02703
Telephone: +1-508-236-3800